===============================================================================



                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of             May                                    2004
                             --------------------------------    -----------
Commission File Number
                             --------------------------------


                            FNX Mining Company Inc.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                             55 University Avenue
                          Suite 700, Toronto, Ontario
                                    M5J 2H7
                                (416) 628-5929
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                   (Address of principal executive offices)


       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

               Form 20-F                  Form 40-F   X
                        -----------                  -------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                       No  X
                 ------------              -----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


===============================================================================

DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document
--------

  1 Technical Report on Mineral Properties in the Sudbury Basin, Ontario for FNX Mining Company Inc., an update to March 23, 2004.

                                                                    DOCUMENT 1

                                                        FNX Mining Company Inc
                                                                23 March, 2004




                   TECHNICAL REPORT ON MINERAL PROPERTIES IN


                          THE SUDBURY BASIN, ONTARIO

                                      FOR



                            FNX MINING COMPANY INC.


                          AN UPDATE TO 23 MARCH, 2004







                              Report Prepared by

          James M. Patterson, BA (Hons. Geology), Ph.D., P.Geo., DIC

                          Vice President Exploration








FNX Mining Company Inc
700, 55 University Avenue
Toronto, Ontario, Canada                                       23 March, 2004

                                                        FNX Mining Company Inc
                                                                23 March, 2004


                               Table of Contents

                                                                          Page

EXECUTIVE SUMMARY                                                           I

1.       INTRODUCTION.......................................................1

2.       THE SUDBURY AREA ..................................................3
         2.1      General...................................................3
         2.2      Physiography & Climate....................................3

3.       GEOLOGY OF THE SUDBURY AREA........................................3
         3.1      The Sudbury Structure.....................................4
                  3.1.1    Sudbury Breccia..................................4
                  3.1.2    Whitewater Group.................................5
                  3.1.3    Sudbury Igneous Complex (SIC)....................5

         3.2      Mineral Deposits..........................................6
                  3.2.1    Contact Deposits.................................6
                  3.2.2    Offset Deposits..................................6
                  3.2.3    Footwall Deposits................................7

4.       SOURCES, HANDLING AND VERIFICATION OF DATA.........................7
         4.1      Data Sources..............................................7
         4.2      Data Verification.........................................8
         4.3      Sampling Method & Approach................................9
         4.4      Sample Preparation & Security............................10
         4.5      Sample Preparation & Analyses............................11
         4.6      Assay Quality Assurance / Quality Control................12
         4.7      Sample Security..........................................13
         4.8      Data Verification........................................14

5.       FNX MINING -- SUDBURY PROJECT.....................................15
         5.1      Infrastructure & Staffing................................15
         5.2      Exploration Statistics...................................15

6.       SAFETY, HEALTH & ENVIRONMENT......................................16

7.       RESOURCES & RESERVES..............................................17
         7.1      McCreedy West / Levack...................................17
                  7.1.1    McCreedy West - Reserves........................19
                  7.1.2    McCreedy West Resources.........................19
         7.2      Levack Resources.........................................20
         7.3      Other Properties.........................................20

8.       PROPERTIES........................................................21
         8.1      McCREEDY WEST MINE PROPERTY..............................21
                  8.1.1    Location, History, Infrastructure & Environment.21
                  8.1.2    Property Geology............................... 25
                  8.1.3    Deposit Types...................................25

                                                        FNX Mining Company Inc
                                                                23 March, 2004


                  8.1.4    Contact-Type (Ni + Cu) Deposits.................27
                           8.1.4.1  Upper Main Deposit.....................27
                           8.1.4.2  Inter Main Deposit.....................29
                           8.1.4.3  East Main Deposit......................35
                  8.1.5    Footwall-Type (Cu + PGM) Targets................37
                           8.1.5.1  700 Deposit............................37
                           8.1.5.2  950 Deposit............................39
                           8.1.5.3  PM Deposit............................ 39
                  8.1.6    Resources & Reserves............................46
                  8.1.7    Mining......................................... 46
                  8.1.8    Recommended Work Program and Budget.............48

         8.2      LEVACK MINE PROPERTY.....................................49
                  8.2.1    Location, History, Infrastructure & Environment.49
                  8.2.2    Property Geology & Mineralization...............52
                  8.2.3    Deposits........................................54
                           8.2.3.1  1300 Deposit...........................54
                           8.2.3.2  No.7 Deposit & 7 Extension (7 X).......56
                           8.2.3.3  # 3 Deposit Area.......................58
                           8.2.3.4  1900 Deposit...........................58
                  8.2.4    Resources.......................................60
                  8.2.5    Recommended Work Program and Budget.............60

         8.3      NORMAN PROPERTY..........................................61
                  8.3.1    Location, History, Infrastructure & Environment.61
                  8.3.2    Property Geology & Mineralization...............62
                  8.3.3    Targets.........................................65
                           8.3.3.1  North Deposit..........................65
                           8.3.3.2 South Zone..............................67
                           8.3.3.3  2000 Deposit...........................67
                           8.3.3.4  Sublayer Lens A (Ni)...................71
                           8.3.3.5  Offset Exploration.....................71
                           8.3.3.6  Sublayer Exploration...................72
                           8.3.3.7  Other Exploration (Cougar Zone)........72
                  8.3.4    Recommended Work Program and Budget.............74

         8.4      VICTORIA PROPERTY........................................75
                  8.4.1    Location, History, Infrastructure & Environment.75
                  8.4.2    Property Geology & Mineralization...............78
                  8.4.3    Targets.........................................78
                           8.4.3.1  No.4 Zone..............................80
                           8.4.3.2  West Zone..............................80
                           8.4.3.3  No. 1 West Zone........................83
                                    8.4.3.3.1 No. 1 West Zone - Shallow....83
                                    8.4.3.3.2 No. 1 West Zone - Deep.......83
                           8.4.3.4  No.2 West Zone.........................83
                           8.4.3.5  Far West Zone..........................86
                           8.4.3.6  Powerline Deposit......................86
                           8.4.3.7  Offset Dyke Targets....................87
                  8.4.4    Recommended Work Program and Budget.............89

                                                        FNX Mining Company Inc
                                                                23 March, 2004


         8.5      KIRKWOOD PROPERTY....................................... 90
                  8.5.1    Location, History, Infrastructure & Environment.90
                  8.5.2    Property Geology & Mineralization...............92
                  8.5.3    Targets.........................................92
                           8.5.3.1  West Zone..............................92
                           8.5.3.2  Lower East and 3800....................94
                  8.5.4    Recommended Work Program and Budget.............94

         8.6      NORTH RANGE FOOTWALL ....................................94

9.       CONCLUSIONS & RECOMMENDATIONS.....................................97

10.      BUDGET...........................................................102

11.      CERTIFICATE......................................................104


REFERENCES................................................................105

APPENDICES:     1 Abbreviations & Conversions

                                                        FNX Mining Company Inc
                                                                23 March, 2004



                                List of Tables


Table                                                                     Page

  1        Sudbury Project Properties - Production History                 1
  2        Status of Drilling Program at 23 March, 2004                   16
  3        Summary of Mineral Reserves (at December 31, 2003)             18
  4        Summary of Mineral Resources - McCreedy West/Levack
                                          (as at March 23, 2004)          18
  5        Sudbury Project Properties                                     21
  6        McCreedy West - Graded Assays Inter Main Deposit
                                          (within Reserve Area)           31
  7        McCreedy West:  PM Deposit - 2003/04 Graded Assays             41
  8        McCreedy West:  Reserves                                       46
  9        McCreedy West:  Resources (in addition to reserves)
                                          (as at March 23, 2004)          46
  10       Levack:  1900 Deposit - Graded Assays 2002 drilling            59
  11       Levack:  Summary of Mineral Resources (at Dec. 31, 2003)       60
  12       Norman:  North Deposit - Graded Assays (2003 drilling)         65
  13       Norman:  2000 Deposit - Graded Assays (2003/04 drilling)       68
  14       Norman : Sublayer Lens A- Graded Assays                        71
  15       Norman : Offset Exploration - Graded Assays                    71
  16       Norman:  SIC Exploration - Graded Assays                       72
  17       Norman:  Cougar Zone - Graded Assays                           72
  18       Victoria: Powerline Deposit- Graded Assays                     87
  19       Sudbury Project -Budget                                       103

                                                        FNX Mining Company Inc
                                                                23 March, 2004



                                LIST OF FIGURES


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Figure #                      Title                                        Page
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   1      Sudbury Basin: Simplified Geology and Property Locations           2
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   2      McCreedy West Mine - Location                                     24
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   3      McCreedy West Mine - Deposit Target Areas                         26
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   4      McCreedy West Mine - Upper Main Deposit                           28
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   5      McCreedy West Mine - Inter Main Deposit                           34
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   6      McCreedy West Mine - East Main Deposit                            36
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   7      McCreedy West Mine - 700 Deposit - Detail of Vein                 38
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   8      McCreedy West Mine - PM Deposit                                   45
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   9      Levack Mine - Location                                            51
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  10      Levack Mine - Longitudinal Section showing Targets Areas          53
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  11      Levack Mine - 1300 Deposit                                        55
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  12      Levack Mine - No.7 Deposit & 7 Extension (7X)                     57
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  13      Levack Mine - 1900 Deposit                                        59
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  14      Norman Property - Location                                        63
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  15      Norman Property - Longitudinal Section showing Target Areas       64
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  16      Norman Property - North Deposit                                   66
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  17      Norman Property - 2000 Deposit                                    70
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  18      Norman Property - Surface Geology & Mineralized Zones             73
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  19      Victoria Property - Location Map                                  77
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  20      Victoria Property - Surface Geology & Target Areas                79
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  21      Victoria Property - Longitudinal Section & Targets                81
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  22      Victoria Property - West Zone Below Mined Area (3000L)            82
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  23      Victoria Property - No.2 West Zone                                85
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  24      Victoria Property - Powerline Deposit                             88
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  25      Kirkwood Property - Location                                      91
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  26      Kirkwood Property - Target Areas                                  93
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  27      North Range Footwall - Mines & Target Area                        96
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


                                                       FNX Mining Company Inc.
                                                                 23 March 2004

                               Executive Summary

This update report has been prepared in conjunction with senior technical personnel in the Sudbury exploration offices of FNX Mining.

On 10 January, 2002, Fort Knox Gold Resources Inc.( the predecessor company to FNX Mining Company Inc. (the "Company" or "FNX"), a public Company trading on the Toronto Stock Exchange (FNX), signed an Option to Purchase Agreement with Inco Limited (Inco) whereby FNX could acquire a 100% interest in five Sudbury Basin mineral properties.

The property package includes former producing mines known as the Victoria, McCreedy West, Levack, Norman and Kirkwood mines. A Joint Venture was formed, effective 10 January, 2002, between the Company and Dynatec Corporation Inc. The Joint Venture, owned as to 75% by the Company and as to 25% by Dynatec, will explore, develop and, if economically appropriate, mine these properties.

The Sudbury Joint Venture (SJV), having exceeded the required $30.0 million in expenditures on the Properties by December 1, 2003, is now vested and owns 100% interest in the mineral rights to the five Properties.

Dr. James M. Patterson, BA Hons Geology, Ph.D., P.Geo., DIC., Vice President of the Company, prepared the original Technical Report, dated 7th November, 2001, while an independent consultant, prepared the update reports dated 31st May, 2002; 9th May, 2003 and is the Qualified Person under NI 43-101 responsible for this current technical report.

The subject properties, comprising some 4,500 acres (1,820 hectares), are all located within 35 km of downtown City of Greater Sudbury. Located in Northeastern Ontario some 400 km from Toronto and with a population of 165,000, Sudbury is the major centre in northeastern Ontario for mining, medicine, education, business and commerce, and government administration. Access is excellent with the city being well served by air, rail and road.

The area has a history of nickel and copper mining stretching back over 100 years with two of the world's major nickel producers, Inco Limited and Falconbridge Limited having been active in the area since 1902 and 1928 respectively. These companies have extensive mining, smelting and refining operations in the area and these constitute the largest fully integrated mining complex in the world. The nickel-copper-platinum group metals (Ni-Cu-PGM) orebodies at Sudbury constitute the world's largest known concentration of Ni-Cu sulphides. Platinum Group Metals, gold and cobalt are among important byproducts recovered from these ores.

                                                       FNX Mining Company Inc.
                                                                 23 March 2004


The Sudbury Basin, the major topographic feature of the area and forming an elliptical ring some 60 km in the northeast direction by 28 km wide, is also the most important feature of economic interest. This Basin, also referred to as the Sudbury Structure, is the geological expression of events triggered by the impact of a giant meteorite approximately 1.8 billion years ago and which led to the formation of the well known and economically important Ni-Cu-PGM deposits upon which Sudbury has been built.

Modeling of the Sudbury Structure suggests that the original crater caused by the meteorite was more than 150 km in diameter. Erosion has exposed the smaller, lower portion of the crater and tectonic squeezing and thrusting has deformed the once circular structure into the elliptical shape of today. Extensive thrusting of the South Range exposes a deeper level of the Sudbury Igneous Complex (SIC) compared to the North and East Ranges.

All five of the project areas lie within the confines of the Sudbury Structure that straddles the boundary between the Archean Superior Province and the Early Proterozoic Southern Province. The Late Proterozoic Grenville Province and its northern limit, the Grenville Front, lie some 10 km south of the Sudbury Structure.

The Superior Province Archean rocks to the north of the Sudbury Structure consist mainly of granitic plutons and gneisses and minor volcanic rocks of the Levack Gneiss Complex which has been dated at 2.7 billion years and which were subsequently deformed and metamorphosed.

South of the Superior Province is the younger Southern Province of Early Proterozoic age represented by metavolcanic and metasedimentary rocks deposited between 2.49 billion and 2.2 billion years ago. These rocks are extensively intruded by younger sills and dykes of Nipissing Diabase, (approximately 2.2 billion years).

The Mineral Deposits associated with the Sudbury Structure constitute the largest known concentration of nickel-copper sulphides in the world. Total reserves and production are estimated at approximately 1.6 billion tonnes of ore. Metal production to date from these deposits exceeds 8.5 million tonnes of nickel and 8.4 million tonnes of copper. By-products from this production include cobalt, platinum, palladium, gold, silver, osmium, iridium, rhodium and ruthenium.

The vast bulk of sulphides in the Sudbury ores consist essentially of varying proportions of pyrrhotite, chalcopyrite and pentlandite with varying amounts of other Cu-, Ni-, Co-, PGM-bearing minerals and gold.

Three main types of ore deposits, Contact, Footwall and Offset Dyke types are recognized.

The Contact Deposits occur along the lower contact of the SIC in areas where Sublayer is preserved in embayments in the footwall contact. These embayments are the topographic expression of what were originally troughs or rills in the wall of the impact crater (major lunar craters commonly exhibit this feature) and, having acted as traps for Sublayer material, they account for the pipe-like geometry of many of the Sudbury orebodies. Terraces in the crater wall have also acted as Sublayer traps and many ore zones occur at sites where there is a flattening of the footwall to form ledges or terraces where sulphides are concentrated.

                                                       FNX Mining Company Inc.
                                                                 23 March 2004


Contact deposits on the South Range have little interaction with the footwall rocks. The footwall contact is generally sharp and inclusions of footwall material in the sublayer are minor. On the North Range the contact deposits commonly penetrate into the brecciated granitic footwall forming a granite breccia-type ore below the sublayer. Copper and precious metals tend to concentrate in the granite breccia-type ore. All the properties within the Company's Sudbury Project include contact type Cu-Ni deposits.

Footwall Deposits are offshoots of Contact deposits. They tend to occur more on the North Range than the South Range. Brecciated footwall rocks adjacent to contact Ni-Cu sulphide deposits can act as a conduit for mineralizing fluids and as a medium for deposition of sulphides. A distinct metal zoning occurs between Contact Deposits and the Footwall Deposits in that the Contact Deposits have low Cu/Ni ratios and low PGM content compared to the high Cu/Ni ratios and enriched PGMs in the Footwall Deposits. These observations can be applied in exploration. A contact deposit with low Cu/Ni ratios and PGM content indicates the possible presence of a high Cu high PGM footwall deposit in adjacent footwall breccia. Footwall deposits occur on the North Range in the McCreedy West and Levack properties.

The Offset Deposits are located in the radial and concentric quartz diorite offset dykes and occur as thin, steeply dipping sheets to steeply plunging pipes in barren to weakly mineralized quartz diorite. The deposits consist of cores of inclusion-bearing sulphide ore surrounded by quartz diorite with variable sulphide dissemination and confined within the width of the offset, which is commonly less than 100 m. Offset-type mineralization occurs on the Norman and Victoria properties.

The properties included in the package have all been mined by Inco. Two of the deposits, McCreedy West (15.8 million tons mined) and Levack (66.6 million tons), were substantial mines. The other properties each had total production less than 6 million tons.

Inco accumulated a vast amount of data (over 8,000 boreholes) during their exploration and mining of the subject properties and these data were made available for examination by FNX. The information reviewed consists primarily of diamond drillholes and associated sampling, assaying, plans and sections. The essential details of these data are not in the public domain and originate exclusively from Inco data files. Review of data has focused primarily on the mineralized areas at each of the properties.

The original Patterson Report (dated November, 2001) was based solely on information generated and provided by Inco Limited. Inco has not guaranteed or warranted the accuracy or completeness of the data and information that it provided to FNX and expressly disclaims any and all liabilities for any representations, warranties or omissions in the written information or oral communications made to FNX and any subsequent communications made by FNX regarding the data or the properties.

                                                       FNX Mining Company Inc.
                                                                 23 March 2004


FNX and its consultants have independently verified the drill assay data received from Inco. The Company has also completed comprehensive studies of the detail assay records, has re-graded portions of the boreholes that intersected the mineralized zones of interest and produced longitudinal cross sections of the mineralized zones. Dr. Patterson conducted a detailed audit of the Company's borehole grading calculations and confirmed that the results accurately represent the graded assay intersections.

Spiteri Geological and Mining Consultants Inc. (SGM) was retained by FNX to review Inco's information and procedures and to conduct an independent check sampling and assay program of Inco's assay methods and results. The SGM reports, dated 27 July, 2001 and 1 November, 2001, have been filed.

Since inception of the FNX-Dynatec Company Sudbury Joint Venture exploration program a significant amount of new data has been generated on the Properties. From March 2002 to March 23, 2004, a total of 570,000 ft of surface diamond drilling has been completed in 458 drill holes. As access has been gained to the underground workings, more of the drilling at McCreedy West has been carried out from underground locations and to date 252 underground holes have been completed for 118,165 ft. The current rig disposition is 7 surface and 5 underground rigs.

Exploration personnel operating out of two offices in the Sudbury area now number 35, comprising 22 geoscientists, 7 technicians and 6 support staff. In addition to local administration and management the personnel in the Sudbury office manage programs at Norman and Victoria while those at Levack, service the exploration at the McCreedy Mine property and the Levack and North Range Footwall projects.

The Kelly Lake Road core facility in Sudbury is now dedicated to Norman and Victoria core while the Levack facility handles the core and sample load from the McCreedy West mine underground operations and also from the North Range exploration projects. .

Both Sudbury Project offices have been equipped with the necessary computer software and hardware required to manage an aggressive exploration program such as that being undertaken by the Company.

Our Joint Venture partners, Dynatec Corporation Inc, have set up an office, warehouse, machine shops and other required facilities at the McCreedy West mine site and employ some 111 persons.

Ore shipments to the Inco Clarabelle mill began in May 2003 and, following a 3 month hiatus, were reinstituted on a regular basis in late September 2001. Approximately 103,000 tons of ore, 93% of which was nickel ore, were delivered to the mill in the reporting period.

                                                       FNX Mining Company Inc.
                                                                 23 March 2004


The FNX corporate head office remains at 55 University Avenue, Toronto and it is anticipated that the current staff of seven persons will be supplemented by two or three additional key appointees.

As activities progressed to the feasibility and mining stages much more activity has taken place on the environmental aspects of the program. All baseline (characterization) studies have been completed on all properties and additional information compiled and filed in support of closure plan amendments at McCreedy West and Levack.

As personnel levels have increased a Joint Health & Safety committee has been established to ensure the development and maintenance of a healthy and safe workplace for all personnel.

FNX has implemented a Safety, Health and Environmental Policy whereby the Company states its commitment to conducting its business in a safe and environmentally responsible manner.

The McCreedy West Mine Property (804 acres, 325.4 ha) is located 34 km northwest of Sudbury in Levack Township. The property has been explored since the early 1900s and mining commenced in 1974. Production to mine closure in 1998 totaled 15,758,000 tons averaging 1.70% Cu, 1.44% Ni, 1.3 g/ton TPM. The Mine is located at the western limit of an extensively mineralized 8.5 km long portion of the North Range of the SIC. This part of the North Range encompasses all of the major Inco and Falconbridge past and current producing mines of the North Range (Strathcona, Coleman, Levack, McCreedy East, Onaping, McCreedy West, and Hardy).

The Joint Venture inherited well maintained surface and underground infrastructure. The Main Ramp completely reconditioned by the Joint Venture and all necessary ventilation, electrical and pumping facilities are operational. The 1600 Level track haulage drift has been completely reconditioned to the Levack Mine. Mine development at McCreedy West includes access to the Inter Main Deposit from both the 950L and the 1450L,

Mining has commenced in the Upper Main, East Main and Inter Main contact-type nickel-rich deposits while stoping is continuing on the 700 footwall-type copper-rich deposit. Currently mining is at the rate of 650 tons per day and it is expected to achieve the target of 1000 tpd by mid 2004.

Ore shipments to the Clarabelle Mill of Inco Limited began in May 2003 but were interrupted by a labour dispute. Shipments to the mill have been continuous since their resumption in October 2003. Shipments to date total approximately 95,000 tons of nickel ore and 8,000 tons of copper- total precious metal ore. The McCreedy West ore is mined, hauled to surface via the ramp, crushed and sampled on site and then trucked to the Inco central Clarabelle Mill complex, a distance of approximately 30 km.

                                                       FNX Mining Company Inc.
                                                                 23 March 2004


Our JV mining partner, Dynatec Corporation, has constructed all the necessary office, machine shops, an electrical substation and crusher/sampling system to support the exploration and mining activity at the mine site.

Mineralization occurs as Contact- and Footwall-type deposits. Previous operations exploited both Contact Cu-Ni mineralization along the base of SIC and within the granite breccia-filled embayment, and Footwall Cu-Ni-PGM mineralization in the footwall Sudbury Breccia environment.

The Contact Deposits are related to a suite of sulphide and inclusion-rich sublayer norites and leucocratic granitic breccias. The orebodies occupy embayment structures that penetrate into the footwall of the SIC. These contact deposits are typified by Ni contents much higher than the Cu content, and contain negligible precious metal values. The depletion in Cu and PGMs in these zones is reflected in the high Cu and PGM values in the adjacent Footwall Deposits and may be a useful exploration guide.

The exploration program has focused on testing and upgrading the previously identified near-term production targets through a diamond drilling program. This program has been successful in that independently audited resource estimates have been established for four of the previously known zones at McCreedy West and also for a new discovery. Reserves, adequate to support a mining rate of 1000 tpd, have been estimated at McCreedy West and additional resources discovered.

The Upper Main Ni-Cu Deposit was previously mined from the 250 ft Level to the 600 Level but mineralization extends 100 to 150 ft below the 600 Level, and was the target of FNX drilling. FNX drilling established an indicated resource of 48,000 tons grading 1.9% Ni and 0.5% Cu with a further 128,000 tons grading 1.4% Ni and 0.4% Cu in the inferred category. In July 2003, 36,100 tons of the indicated resource on the contact lens was upgraded to a probable reserve grading 0.36% Cu, 1.61% Ni. Mining was initiated at the Upper Main Deposit in May 2003 and, to 23 March 2004, approximately 23,000 tons of ore grading 0.3% Cu and 1.2% Ni were mined.

The East Main Ni-Cu Zone occurs between 200 and 920 ft levels, east of the main ramp. It is characterized by massive to inclusion-rich massive sulphide situated at or near the base of the SIC contact. A portion of this zone was mined above the 950 Level in 1997. In February 2003, FNX estimated an indicated resource for the East Main of 167,000 tons at 0.35% Cu, 2.54% Ni. In July, 2003, a subset of this resource was upgraded to a probable reserve of 131,000 tons grading 0.35% Cu, 2.27% Ni. Mining has commenced on the 420 and 450 Levels and to date approximately 29,500 tons grading 0.4% Cu and 2.1% Ni have been mined from the East Main.

Following the discovery of the Inter Main Deposit in 2002, an aggressive follow-up drilling program, from both surface and underground platforms during 2003 established an indicated resource (independently audited) of 866,000 tons grading 0.24% Cu, 2.02 % Ni for the Inter Main. During the period April 1, 2003 to March 23, 2004, 135 holes were completed at the Inter Main from, for a total of 59,200 ft. These holes have helped to define the Inter Main Deposit at 50 ft centres over half of the deposit, as currently known, and 80 to 100 ft centres over the remainder of the deposit.

                                                       FNX Mining Company Inc.
                                                                 23 March 2004


In July, 2003, following additional in-fill drilling, this resource was upgraded to an independently audited mining reserve of 1,070,000 tons grading
0.21 % Cu and 1.88 % Ni. An additional inferred resource of 112,000 tons at 0.53% Cu and 2.31% Ni was also identified at this time along the western margins of the Inter Main.

Mining has now commenced on the Inter Main Deposit in sills leading from the 950 Level and 1400 Level Inter Main access ramps. By the second Quarter of 2004, these ramps should connect, and mining of the Inter Main Deposit can begin in earnest. To date some 47,000 tons of ore have been mined in the Inter Main at a grade of 0.3% Cu and 1.8% Ni.

Increased definition of the Inter Main Deposit towards the southwest became possible late in 2003 as development of suitable underground drilling platforms progressed. A resource estimate for that portion of the mineralization occurring between 1300 and 1700 levels defined an inferred resource of 505,000 tons grading 1.7% Ni and 0.23% Cu. As exploration has progressed in this direction it appears that the Inter Main may merge into the top part of a deposit formerly referred to as the Boundary Deposit.

The Footwall Type Cu-Ni-PGM vein deposits are represented by the 700; 950 and PM Deposits.

The 700 Deposit deposit, located between the 500 and 700 Levels, is part of an eastward-plunging and south-dipping structural zone contained within an area of footwall Sudbury Breccia that extends from surface to a depth of at least 3000 ft. Mineralization within the 700 Deposit is restricted to sharp walled veins which cross cut both the Sudbury Breccia matrix and clasts.

Individual veins, ranging in thickness from several inches up to 13 ft, are composed of massive chalcopyrite with accessory pentlandite, millerite and pyrrhotite, and have strike and dip lengths ranging from 25 to 350 ft. Prior to the mine closing in 1997, 41,000 tons of ore were produced from the narrow veins and averaged 5.35% Cu, 0.56% Ni, 4.0 g/t TPM.

In February 2003, FNX estimated an indicated and measured resource in the 700 Deposit of 139,000 tons at a grade of 6.1% Cu, 0.81% Ni, 0.18 oz/ton (5.6 g/t) TPM. In July, 2003, a subset of this resource was upgraded to a probable reserve of 119,000 tons grading 6.83% Cu, 0.75% Ni, 0.17 oz/ton (5.3 g/t) TPM.

Mining of the veins by narrow vein mining methods commenced early in 2003 with production to 23 March, 2004 amounting to 10,300 tons grading 6.53% Cu, 0.7% Ni, 4.1 g/t TPM. Drilling in the 700 Deposit in 2004 will be for production purposes.

                                                       FNX Mining Company Inc.
                                                                 23 March 2004

The 950 Deposit is located to the east of the 700 deposit and consists of a zone of massive chalcopyrite, pentlandite and pyrrhotite veins ranging in thickness from 4 inches to 6.5 ft. The veins appear to have the same grade and physical characteristics as the 700 veins. The FNX 2002 program culminated in a resource estimate of 520,000 tons grading 1.4% Cu, 0.3% Ni, 5.3 g/t TPM in the indicated category.

Though no additional work was carried out during the report period, a short exploration ramp will be completed into the 950 Deposit during 2004 and the information generated from this ramping, together with the associated drilling program, will permit an upgrade of the indicated resource to a reserve category later in the year.

The PM Deposit occurs in footwall Sudbury Breccia located between the 1,450 and 2,500 ft Levels. It consists of a zone (33 ft to 200 ft thick) of narrow, irregular Cu-PGM stringers, joint fillings and disseminations hosted within a wider zone of Sudbury Breccia. The deposit dips to the south at 35-45(degree) and has a strike length of approximately 900 ft. A plunge direction has yet to be confirmed but appears to be to the east at 35(degree).

From April 1, 2003 to March 23, 2004, FNX completed 85 underground holes at the PM Deposit for a total of 51,039 ft, and a grand total of 118 drillholes for 88,298 ft since inception of the program. Most of this drilling was completed from the 1600 and 950 Levels with the objective of testing the continuity of the mineralization; increase confidence levels and add to the understanding of the geologic controls to mineralization.

In 2004, an additional 60,000 ft of drilling is planned for the PM Deposit. This drilling will provide increased definition of most of the deposit at 50 to 80 foot centres, and attempt to expand the limits of the known deposit.

The success of the 2003 and previous drilling programs, led the Sudbury Joint Venture to initiate an advanced exploration and bulk sampling program in mid - 2003. A PM access ramp was driven from the 1500 Level of the main ramp, and by the end of March 2004, 700 ft of this ramp had been completed. In 2004, the access ramp will be driven across the main portion of the PM Deposit, remaining in mineralization throughout. Cross cuts will be driven at various intervals along the access ramp to permit larger bulk samples to be collected. The increased geologic knowledge derived from the bulk sample and drilling data, will provide the basis for a mineral resource estimate, which, when combined with the metallurgical information generated, will lead to the completion of a final feasibility study by summer 2004.

The initiation of production at McCreedy West within 14 months of the commencement of the program was a major achievement. Steady production of 1000 tpd is imminent and the target for 2004 is 300,000 tons of ore.

                                                       FNX Mining Company Inc.
                                                                 23 March 2004


Exploration continues to expand the Inter Main and it is anticipated that the completion of the PM exploration ramp and associated bulk samples will provide a long term base for continuing mining at McCreedy West.

The planned exploration program for 2004 is estimated at $4.6 million.

The Levack Mine Property (811 acres, 328.4 ha) is located 34 km northwest of Sudbury in Levack Township and immediately adjacent to the McCreedy West property. Access is via a year round highway and a rail spur passes within 1 km of the property site.

The Levack Mine, the first deposit discovered on the North Range, was discovered in 1887. Production started from the No.1 inclined shaft in 1915. Following reopening in 1937 the three-compartment No. 2 Shaft was sunk to a depth of 4,050 ft During the 1930s and 40s additional orebodies were discovered. The Mine operated continuously from 1937 until closing in 1997. The total ore production was 66,600,000 tons grading 1.31% Cu, 2.00% Ni, 1.3 g/t TPM.

During 2003, FNX focused on targeting under-explored contact and footwall zones near the #3 and #7 Orebodies. In the first quarter of 2004, FNX initiated an underground and surface drilling program at Levack designed to better define the 1300 and 1900 Deposits. UTEM surveys were completed on most of the 2003 holes as an aid for advancing exploration objectives.

A major development at the Levack Mine in 2003 was the evaluation of the Inco mineral resource inventory (MRI) and confirmation of resources. Integration of these data with those defined by FNX modeling of the 1300, 1900 and No.7 Extension Deposits resulted in a total indicated and measured resource of 4.6 million tons at 1.03% Cu, and 2.06% Ni. The total inferred resources are 1.0 million tons at 0.9% Cu, and 2.0% Ni. These resource estimates were completed in-house by FNX personnel and consultants and were reviewed and audited by independent consultants Roscoe Postle Associates.

The No. 2 Shaft remains accessible and usable, subject to refurbishing, to approximately the 3,600 ft Level. A ventilation system using the available raises, drifts and shafts is in use to service the McCreedy East Mine (Inco) return air. For the purposes of access and drilling, the 1600 Level has been rehabilitated from the McCreedy West Mine main ramp to the Intermediate - 1300 Deposit area (11300E) at the Levack Mine.

The orebodies at the Levack Mine are contained within terrace structures that have acted as traps for the sublayer material that hosts sulphide mineralization. Brecciated granodiorite, granodiorite gneiss and migmatites of the Levack complex form the footwall to the deposits and are referred to as megabreccia.

                                                       FNX Mining Company Inc.
                                                                 23 March 2004


Cu-Ni-PGM sulphide mineralization occurs in several zones which penetrate the footwall rocks to varying degrees. The orebodies consist of thick lenses and stringers of massive Cu-Ni sulphide situated at or near the contact between granite breccia and the Levack footwall complex. Each zone has an area of associated Cu-PGM-rich sulphides that occurs as a stockwork of massive stringers in the footwall Sudbury Breccia.

This property is covered by the joint Inco-Falconbridge environmental closure plan, which also covers McCreedy West. As activity at Levack accelerates the environmental considerations are becoming increasingly important.

A major development at the Levack Mine in 2003 was the evaluation of the Inco mineral resource inventory (MRI) and confirmation of resources. Integration of these data with those defined by FNX modeling of the 1300, 1900 and No.7 Extension Deposits resulted in a total indicated and measured resource of 4.6 million tons at 1.03% Cu, and 2.06% Ni. The total inferred resources are 1.0 million tons at 0.9% Cu, and 2.0% Ni. The identification of these resources has provided the motivation for advancing surface and underground exploration in anticipation of a mine re-opening in 2004.

The Contact - Type Deposit targets include the 1300 Deposit which has a strike length of 650 ft, a dip length of 590 ft and dips 45(degree) to the south. It is characterized by massive to inclusion-rich massive sulphide stringers consisting of pyrrhotite, pentlandite and chalcopyrite, and is hosted by sublayer norite and granite breccia sublayer. Significant FNX intersections in the 1300 Deposit include 0.5% Cu, 2.1% Ni over 56.7ft and 0.7% Cu, 1.6% Ni over 79.1ft

The 1300 Deposit will be the focus of much of the 2004 exploration drilling program and the 20,000 ft planned for this drill program (from both surface and underground platforms) should be sufficient to upgrade the inferred resource of 349,000 tons at 0.7% Cu, 1.9% Ni to a reserve category..

The No. 7 and & Extension Deposits of Ni-Cu contact-type mineralization are located down dip and to the west of the Levack Main Orebody. Partially mined prior to the Levack Mine shutdown, these contact deposit contains significant resources and will be an initial focus for production.

The irregular nature of the mineralization in this deposit is intensified by the occurrence of thickened units of granite breccia which appear to be related to a disruption and displacement of the ore. The dominant host rocks for the pyrrhotite-pentlandite-chalcopyrite-pyrite mineralization are the granite breccia and the sublayer norite.

The No. 7 Extension (No. 7X), has similar geology and ore mineralogy to the No. 7 Deposit, but is less intensely drilled. The mineralization appears to be associated with an elongate, trough-like zone approximately 200 ft wide and extending 1000 ft down dip. Thirty-seven Inco boreholes with 48 intersections, 26 of which are greater than 10 ft, cut the zone, and assays show that Ni values exceed copper values by a ratio of at least 2:1 with negligible PGE value.

                                                       FNX Mining Company Inc.
                                                                 23 March 2004


In 2003, three holes were completed into the No.7 Deposit. Significant intersections from this drilling include 0.15% Cu, 1.2% Ni, over 36.1 ft, and 0.69% Cu, 2.51% Ni, 0.94 g TPM over 15.5 ft.

The 2004 drilling on the No. 7 Extension (9,600 ft) will focus on defining the upper portions of the deposit and will be partially completed from surface, and partially from the 1600 Level in the mine. The focus of this drilling campaign will be to provide the data necessary to upgrade the No. 7 Extension inferred resource of 123,173 tons grading 0.23% Cu, 1.25% Ni..

The Footwall - Type Deposit mineralization is represented by the No.3 Deposit, which is situated 3,600 ft east of the No. 2 shaft and up dip from the Levack No.3 Orebody. It has been explored by two historic surface drill holes and several underground exploration drill holes.

The 2003 FNX drilling program was designed to test the down dip proximal footwall to the No. 3 Deposit in an attempt to locate any associated Cu-Ni-PGE mineralization. This drilling intersected several narrow Cu-Ni-PGE - rich veins which assayed 2.22% Cu, 0.93% Ni, 5.45 g TPM over 12.2 ft.

Two other holes were drilled as follow-up to this mineralization. One of these holes was faulted off (Fecunis Fault) prior to intersecting target depth, while the second did not intersect any significant mineralization.

In 2004, an additional 7,000 ft of drilling has been allocated to test the relatively untested, though highly prospective, footwall environment around the No. 3 Orebody.

The 1900 Deposit is regarded as a hybrid of the Ni-rich and Cu-Ni-PGE-rich deposit types. This 650 ft by 150 ft deposit is hosted in a mixed unit of granite breccia with Sudbury Breccia, and is overlain by a 450 ft wide meta-gabbroic-ultramafic block, upon which the 1300 Deposit is positioned. Below the deposit, the footwall rocks are composed of granodiorite gneiss and Sudbury Breccia.

Mineralization within this deposit occurs as narrow fracture controlled veinlets, and locally massive zones consisting of chalcopyrite-pyrrhotite-pentlandite with minor millerite. The mineralization appears to be dominantly associated with granite breccia in the south-west, but in the north-east it is associated more with the Sudbury Breccia.

The 1900 Deposit contains significant PGE mineralization and narrow (< 3 ft) mineralized intercepts with enriched Cu and PGM values, typical of the footwall vein- type Cu-PGE mineralization, occur in the lower parts of some of the boreholes.

In 2004, 20,000 ft of drilling, budgeted at $2.5 million, have been allocated for testing both the 1300 and 1900 Deposits.

                                                       FNX Mining Company Inc.
                                                                 23 March 2004


The Norman Property (1,111 acres, 449.8 ha), is located in Norman Township 32 km north-northeast of Sudbury.

The property has been intermittently explored since 1971 by surface drilling and geological mapping. The former Whistle open pit mine is located on the property and interrupted mining between 1988 and 1997 produced 5.71 million tons grading 0.33% Cu, 0.95%Ni and 0.034% Co. The Whistle contact-type deposit was located in an embayment from which the Whistle Offset (formerly referred to as the Parkin Offset) trends in a north-eastward direction away from the SIC.

The Offset extends north-eastward from the Whistle embayment as a vertically dipping dyke varying in thickness from 50 ft to greater than 300 ft, and consisting of irregular, discontinuous lenses of quartz diorite within a wider zone of Sudbury Breccia.

Three zones of Cu-Ni-PGM mineralization have been discovered along the Whistle Offset. The mineralization occurs as discontinuous and irregular veins and lenses of massive chalcopyrite as well as chalcopyrite stringers, fracture fillings and disseminations.

The North Deposit has been exposed at surface over a 100ft by 300ft area. Mineralization occurs as a set of sub-parallel, north-east trending, sub-vertical lenses hosted within the like-trending Whistle Offset dyke. Lenses consist of a concentration of Cu-PGM-Ni-bearing veins and lesser disseminated mineralization within inclusion quartz-diorite and metabreccia. Massive chalcopyrite veins range from inches to 15 ft wide.

FNX's exploration program on the North Deposit from April 2003 to the 23 March 2004 consisted of detailed geological interpretation and diamond drilling. Four diamond drill holes (2,809 ft) were completed to verify the geological model and provide addition information within areas of widely spaced drilling. A geological and mineral interpretation completed in 2003 predicts a deposit of 600 ft strike length and 600 ft vertical depth extent

Near term work on the North Deposit will consist of detailed resource estimation and pre-feasibility study. Some additional drilling will to test for predicted high grade lenses within the North Deposit which may not be fully delineated. Additionally, there is potential for expansion of the North Deposit to both the northeast and southwest

Exploration on the South Zone by FNX to date has been limited to geophysical surveying and two diamond drill holes (1675 ft) beneath the known mineralization in 2002. No work was undertaken on the South Zone in 2003.

                                                       FNX Mining Company Inc.
                                                                 23 March 2004


Future exploration on the South zone will consist of detailed geological modeling, interpretation and diamond drilling, if warranted.

The 2000 Deposit lies at a vertical depth of 1600 to 2500 ft from surface, below the Whistle embayment, which hosted the Ni-rich contact mineralization mined in the Whistle pit. The 2000 Deposit mineralization consists of Cu + PGE + Ni rich chalcopyrite +/- millerite +/- pentlandite veins, stringers, fracture fillings and disseminations within Whistle Offset dyke below the sublayer embayment.

A total of 26 holes (75,279.2 ft) has been completed by FNX since the last report dated May 9, 2003, yielding impressive intersections including: 13.8% Cu, 1.0% Ni, 8.1 g/t TPM over 114.4 ft in hole FNX4130, within which an 18.8 ft section graded 19.9% Cu, 3.1% Ni, 12.9 g/t TPM

FNX drilling has established significant mineralization over a 900 ft by 600 ft area. This phase of drilling has demonstrated the continuity of a higher grade body within the mineralized envelope and has supported the evolving geological interpretation and deposit model.

Future exploration on the 2000 Deposit in 2004 will include: limited diamond drilling within the known deposit in order to provide sufficient information to support a decision to proceed with advanced underground exploration and drilling to establish the limits of the mineralized system.

A total of 13 holes (9596.7 ft) was drilled to test contact style Ni-rich lenses in the sublayer proximal to the Whistle Pit at a vertical depth of 400 to 550 ft. Lens A consists of three known tabular bodies in close proximity, the largest is currently 375 ft strike length by 200 ft dip length. Significant intersections include 0.2% Cu, 1.0% Ni over 262.7 ft, and including 0.2% Cu , 2.7% Ni over 15.1 ft.

Fifteen short holes (581.4 ft) were drilled to test the depth extent of surface Ni mineralization in the sublayer immediately to the east of the Whistle pit. These intersections delineated a small tonnage deposit

Other targets included the Cougar Zone, an as yet undelineated body of mineralization that has repeatedly been intersected by drillholes targeting the 2000 Deposit. The mineralization consists of chalcopyrite veins +/- millerite +/- PM minerals. Hole FNX4071 intersected 4.0% Cu, 0.1% Ni over 18.3 ft.

The Norman property includes approximately 2 kilometres of Sudbury Igneous Complex contact which has seen limited exploration in the past. . Four holes (8,508 ft) were drilled to test the SIC for contact style Ni mineralization, one of which intersected 0.5% Cu, 1.32% Ni over 10.7 ft.

The former Whistle open pit mine site is currently being reclaimed under a conceptually approved closure plan. FNX has implemented monitoring programs at the property in order to collect the data required to support operational permit applications and define existing environmental liabilities. The data that have been collected will identify existing liabilities and support permit applications for advanced exploration and, if warranted, production.

                                                       FNX Mining Company Inc.
                                                                 23 March 2004


The 2004 exploration budget, excluding any allowance for the underground advanced exploration programs on the North and 2000 Deposits, is budgeted at $
3.3 million.

The Victoria Property, (1,282.9 acres, 519.3 ha) is located 30 km southwest of Sudbury in Denison Township.

Copper and nickel sulphide mineralization was discovered in 1886 and the property has been mined intermittently since 1900. The total historical production for the Victoria property was 1,543,000 tons grading 2.26% Cu and 1.57% Ni, + approximately 2 g/t Total Precious Metals (TPM). Infrastructure remaining at Victoria consists of a three-compartment vertical shaft measuring
5.0 ft by 13.5 ft, sunk to a depth of 3000 ft, with development on 18 Levels. The property was abandoned by Inco, the underground workings flooded, and the shaft capped. No surface infrastructure remains.

The property is situated at the junction of the SIC and the Worthington quartz diorite offset dyke, approximately 6.5 km northeast of Inco's Totten property for which resources in excess of 10 million tonnes and grading approximately 2.0% Cu, 1.5% Ni and 4.8 g/t PGM have been announced. The Cu-Ni-PGM sulphide mineralization at the Victoria property is characterized by a complex assemblage of irregular lenses of chalcopyrite, pentlandite and pyrrhotite. The lenses dip and plunge steeply and are typically pipe-like.

FNX has initiated a baseline monitoring program to characterize current conditions at target exploration areas at the Property. The program has focused on both terrestrial and aquatic systems. The data that have been collected will identify existing liabilities and support permit applications for advanced exploration and production.

FNX has completed 167 holes (101,079 ft) on the Victoria Property. The focus during 2003 was geological interpretation and modeling of the No. 2 West Zone. Two holes drilled to test the easterly extension of the high grade shear-hosted mineralization intersected 0.4% Cu, 1.0 % Ni, 1.7 g/t TPM over
29.5 ft, including 0.5% Cu, 1.5 % Ni, 3.5 g/t TPM over 7.8 ft.

The other highlight of the Victoria exploration program was the discovery of the Powerline Deposit. Near surface drilling by FNX in 2002 intersected similar lower grade, stringer sulphide mineralization above the 100 ft level. Deeper drilling on the zone (>100 ft) resulted in the discovery of high-grade, massive to semi-massive sulphide mineralization extending to depth, the high grade core of which assayed 6.7 % Cu, 1.3% Ni, 13.3 g/t TPM over 42.3 ft

                                                       FNX Mining Company Inc.
                                                                 23 March 2004


The 2003 drilling focused on defining the limits of the Powerline Deposit and to locate a possible extension below the 600 ft vertical level, where mineralization was truncated by a fault. Drilling during the year also tested for a possible western strike extension of the Powerline Deposit. This drilling encountered a second, though smaller, massive sulphide lens grading up to 4.9% Cu, 1.9% Ni and 15.2 g/t TPM over 6.3 ft Drilling down-plunge and further to the west of the Powerline Deposit encountered no significant mineralization.

From April 1, 2003, to March 23, 2004 an additional 6,099 ft were drilled around the Powerline in 13 holes Future work on the Powerline Deposit will include detailed 3-D modeling, drilling to locate the displaced faulted extension of the deposit and resource estimation.

In the second half of 2003 drilling focused on quartz diorite bodies located in the southern and eastern portions of the Victoria Property. Using UTEM responses and historic intersections, the Sudbury Joint Venture completed nine drill holes totaling 12,599 ft targeting the quartz diorite areas. While several of the holes intersected anomalous mineralization, no intervals of economic significance were identified

The 2004 exploration program entails further investigation of offset-hosted targets and computer block modeling and resource evaluations on the No. 2 West and Powerline deposits.

Proposed exploration expenditures for the 2004 Victoria program are budgeted at $ 0.13 million.

The Kirkwood Property (473.0 acres, 191 ha) is located in Garson Twp., some 11 km northeast of Sudbury.

Copper and nickel sulphide mineralization was discovered in 1892 and in 1969 a new vertical, three-compartment shaft was excavated to a depth of 2,100 ft. The total historical production from the Kirkwood property was 2,695,000 tons grading 1.00% Cu and 0.90% Ni.

Underground exploration outlined extensive contact mineralization and also mineralization associated with a quartz diorite dyke. There has been limited surface exploration drilling and mapping completed at Kirkwood since the mine closure and flooding in 1977.

Infrastructure at Kirkwood consists of a three-compartment vertical shaft to a depth of 2100 ft. The underground workings are flooded and the shaft is capped. There are open pits and associated auxiliary buildings as well as mine water settling ponds on the site. Hydroelectric power is currently available to the project site.

The Kirkwood property is located towards the southeast end of the Sudbury Basin at the contact between the SIC and the Elsie Mountain metavolcanics. The contact strikes east-west and dips steeply to the south.

                                                       FNX Mining Company Inc.
                                                                 23 March 2004



Cu-Ni-PGM sulphide mineralization has been defined in six distinct zones. The higher-grade Main and East orebodies were mined during the period 1969 to 1976, leaving unrecoverable remnant pillars of mineralization. The West, Lower East and 3800 zones contain unmined low-grade Cu-Ni-PGM mineralization. Additional evaluation of these zones is warranted to determine if there is potential for mineable zones of higher-grade material with possible PGM enrichment.

An environmental site characterization was completed by a third party consultant in the first quarter 2004. This study defined existing mining disturbances at the property, delineated watershed boundaries and established an upstream and a downstream monitoring station in the on-site creek. These monitoring programs will maintain compliance with regulatory requirements and will also establish an environmental baseline so as to distinguish between existing and incremental liabilities resulting from Joint Venture activities.

The 3800 Zone of Cu-Ni-PGM mineralization consists of a vertical zone of disseminated and inclusion massive Cu-Ni sulphide along the contact between the SIC and metamorphosed volcanic and sedimentary rocks. The 3800 Zone has a 330 ft strike length, a dip length of 660 ft, and a true thickness of 10-50 ft

All the exploration targets at Kirkwood are deep (below the 2000 level) with existing drill intersections, for the most part, of marginal economic grade. Though this project does not warrant a substantial exploration effort at this time it is proposed to complete the data compilation as a first step towards identifying new targets.

Expenditures for the 2004 program will be in the order of $0.12 million...

The North Range Footwall Exploration Project offers an early stage exploration opportunity with potential to host significant footwall Cu-Ni-PGM deposits similar to those mined in the North Range of the Sudbury Basin. As noted above, both the McCreedy West and Levack Properties contain Footwall Deposits which have been mined. Footwall targets have been identified for follow up on both of the Properties. Of special interest is the high precious metal content of these Footwall deposits

All of the major Inco and Falconbridge past and current producing mines of the North Range (Strathcona, Coleman, Levack, McCreedy East, Onaping, McCreedy West, Hardy) occur within an extensively mineralized 8.5 km-long portion of the North Range of the SIC. Obviously this is an important exploration target. The McCreedy West and Levack Properties cover some 50% of this target area.

Limited exploration to date in the footwall rocks to the north of the McCreedy West and Levack properties has demonstrated the potential of this belt which is approximately 4 km long by 1 km wide.

                                                       FNX Mining Company Inc.
                                                                 23 March 2004


The aim of the Footwall Project drill program is to test the footwall rocks along the entire strike length of the contact, up to 1 km into the footwall. As well as testing the geology, these holes, ideally spaced at 400 m intervals, will serve as platforms for in-hole UTEM surveys to locate off-hole anomalies. The program has been modified in that shallower holes have been drilled closer to the contact to assist in determining the geometry of the host Sudbury Breccia package.

In the period April 1, 2003 to 23 March 2004, 13 footwall holes, varying in length from 459 to 4065 feet, were completed on the Levack and McCreedy West properties for a total of 18,928 feet. Downhole UTEM geophysical surveys completed on one of these holes did not identify any significant anomalies that could be attributed to sulphides. UTEM surveys on three other holes are pending.

Local mapping of the footwall environment during the summer of 2003 has provided the basis for the initial holes of the 2004 footwall drilling program. These holes, located 500 ft behind the Main Orebody, were designed to follow-up anomalous Pt and Pd values associated with Cu veining in recrystallized Sudbury Breccia. One of these holes (FNX6019) intersected 0.8% Cu, 2.0% Ni, 1.74 g/t TPM over 12.45 ft, at a depth of 100 ft below surface.

The focus of the 2004 footwall program will be to complete drill holes that take advantage of the extensive geological mapping and interpretation that formed a large part of the 2003 program. This will include drilling from both underground and surface platforms into areas of Sudbury Breccia that are deemed to have the correct characteristics for potentially hosting Cu-Ni-PGE deposits.

To complete this program, the North Range Footwall Project has been budgeted 25,000 feet of drilling in 2004 at a cost of $0.97

FNX has completed resource estimates at McCreedy West (0.82 million tons) grading 0.3% Cu, 1.7% Ni, and at Levack (5.5 million tons grading approximately 1% Cu, 2.0% Ni).

Reserves, in addition to these resources amount to 1.24 million tons grading 0.2% Cu, 1.9% Ni in the contact deposits at McCreedy West with an additional
0.12 million tons grading 6.83% Cu, 0.75% Ni, 0.17 oz/t in the McCreedy West footwall deposits.

These in-house resource estimates have been audited and verified by independent consultants, Roscoe Postle Associates Inc.

Mining commenced in the second Quarter of 2003 and to the end of the report period 105,500 tons of Ni-rich ore and 10,300 tons of l Cu-rich ore had been mined at McCreedy West

The total work program as outlined above is budgeted at $12.5 million.

                                                       FNX Mining Company Inc.
                                                                 23 March 2004


1.       INTRODUCTION

On 10 January, 2002, Fort Knox Gold Resources Inc., the predecessor company to FNX Mining Company Inc., (the Company or FNX), signed an Option to Purchase Agreement with Inco Limited (Inco) by which FNX could acquire a 100% interest in five Sudbury Basin mineral properties for which, as previously indicated, Inco had no current mining or development plans.

The property package includes former producing mines known as the Victoria, McCreedy West, Levack, Whistle (Norman Property) and Kirkwood mines (Figure
1). The Option required continuing exploration and, if warranted, development of the subject properties under a 52 month program within which the Company must spend $30.0 million to earn its interest. Upon signing the Agreement with Inco, the Company formed the Sudbury Joint Venture with Dynatec Company. This Joint Venture, owned as to 75% by the Company and as to 25% by Dynatec, will explore, develop and, if economically appropriate, mine these properties.

The Sudbury Joint Venture (SJV), having exceeded the required $30.0 million in expenditures on the Properties by December 1, 2003, is now vested and owns 100% interest in the mineral rights to the five Properties.

The following Table demonstrates the mining history on the properties acquired.



TABLE 1: Sudbury Project Properties - Production History
----------------------- ---------- -------------- --------------- --------------------------------- --------
                                                        %                      oz/t                  g/t
----------------------- ---------- -------------- --------------- --------------------------------- --------
       Property           Years          Tons       Cu      Ni      Pt       Pd     Au      TPM       TPM
----------------------- ---------- -------------- -------- ------ -------- ------- ------ --------- --------
Victoria                1900-23         890,000    2.99     2.12     Na       na      na       na
                        1973-78         650,000    1.26     0.83     na       na      na     0.07
                          Total       1,540,000    2.26     1.57     na       na      na    +0.06(1)    +2.0
----------------------- ---------- -------------- -------- ------ -------- ------- ------ --------- --------
McCreedy West           1974-98      15,800,000    1.70     1.44   0.02     0.02    0.01     0.05        1.5
----------------------- ---------- -------------- -------- ------ -------- ------- ------ --------- --------
Levack                  1915-29              na
                        1937-97      66,600,000    1.31     2.00   0.02     0.02    0.01     0.05        1.5
----------------------- ---------- -------------- -------- ------ -------- ------- ------ --------- --------
Norman2                 1988-91              na
                        1994-97       5,710,000    0.33     0.95     na       na      na     0.01        0.3
----------------------- ---------- -------------- -------- ------ -------- ------- ------ --------- --------
Kirkwood                1914-16          71,600    1.53     2.81     na       na      na       na
                        1969-76       2,488,000    0.99     0.87     na       na      na       na
Open Pit                1970-72         134,800    0.96     0.53     na       na      na       na
                          Total       2,694,400    1.00     0.90     na       na      na       na
----------------------- ---------- -------------- -------- ------ -------- ------- ------ --------- --------
Notes:   (1)  Total PMs estimated in line with production data from 1973-1978 (JMP)
         (2)  Production from the Whistle Mine.
              na: Not assayed or assays unavailable for these elements


                                                       FNX Mining Company Inc.
                                                                23 March, 2004

         [GRAPHIC OMITTED - Sudbury Basin : Simplified Geological Map
                      & Location of Cu-Ni-PGM Properties]

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


2.       THE SUDBURY AREA

2.1      General

The properties covered by this report are located in close proximity to the City of Greater Sudbury, in northeastern Ontario, and approximately 400 km north of Toronto. With a population of some 165,000, Sudbury is the major centre in northeastern Ontario for mining, medicine, education, business and commerce, and government administration.

The area has a history of nickel and copper mining stretching back over 100 years with two of the world's major nickel producers, Inco Limited and Falconbridge Limited having been active in the area since 1902 and 1928 respectively. These companies have extensive mining, smelting and refining operations in the area and these constitute the largest fully integrated mining complex in the world. The nickel-copper-platinum group metals (Ni-Cu-PGM) orebodies at Sudbury constitute the world's largest known concentration of Ni-Cu sulphides. Total reserves and historic production are estimated at 1.66 billion tonnes of ore with production in excess of 8.5 million tonnes of nickel metal and 8.4 million tonnes of copper metal. Platinum Group Metals, gold and cobalt are among important byproducts recovered from these ores.

2.2      Physiography and Climate

The area is located in the Canadian Shield with a typical topography of low, rocky hills interspersed with numerous lakes and swamps. Elevations range from 230 to 460 m above sea level with local relief in the order of 30 to 60 m. The major topographic feature of the area is the Sudbury Basin which forms an elliptical ring some 60 km in the northeast direction by 28 km wide. The topographically higher outer portions of the Basin are formed by igneous rocks of the Sudbury Igneous Complex (SIC). The northern, southern and eastern parts of the rim are referred to as the North Range, South Range and East Range respectively. The central part of the Basin is occupied by low-lying, flat agricultural land.

The dominant vegetation type is temperate boreal forest which, before the onset and growth of the mining industry, supported a thriving lumber industry. The climate is northern temperate with warm summers and cold winters. Average temperatures range from 24.8o C in the summer to minus 8.40 C in winter and with annual precipitation of 62.2 cm of rain and 247.5 cm of snow.

3.       GEOLOGY OF THE SUDBURY AREA

All five of the project areas lie within the confines of the Sudbury Structure (Figure 1). This structure straddles the boundary between the Archean Superior Province and the Early Proterozoic Southern Province. The Late Proterozoic Grenville Province and its northern limit, the Grenville Front, lie some 10 km south of the Sudbury Structure.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


The Superior Province Archean rocks to the north of the Sudbury Structure consist mainly of granitic plutons and gneisses and minor volcanic rocks of the Levack Gneiss Complex which has been dated at approximately 2700 Ma and which were deformed and exposed to peak metamorphic conditions by a 2640 Ma tectonic event.

South of the Superior Province is the Early Proterozoic Southern Province of metavolcanic and metasedimentary rocks deposited between 2490 and 2200 Ma. These rocks are extensively intruded by sills and dykes of Nipissing Diabase dated at approximately 2200 Ma.

3.1      The Sudbury Structure

Superimposed on the rocks of the Superior and Southern Provinces is the Sudbury Structure. This is the geological expression of events triggered by the impact of a giant meteorite approximately 1850 Ma ago, followed by deposition of fallback material and Whitewater Group sediments, intrusion of the Sudbury Irruptive Complex (SIC), and formation of the well known and economically important Ni-Cu-PGM deposits.

Modeling of the Sudbury Structure suggests that the original crater caused by the meteorite was more than 150 km in diameter. Erosion has exposed the smaller, lower portion of the crater and tectonic deformation and thrusting has deformed the once circular structure into the elliptical shape of today. Extensive thrusting of the South Range exposes a deeper level of the SIC compared to the North and East Ranges.

There are three main lithological components recognizable within the Sudbury
Structure:

         1)    Sudbury Breccia- brecciated rocks surrounding the structure,

         2)    Sudbury Igneous Complex (SIC) and

         3) The Whitewater Group sediments occupying the centre of the basin.

3.1.1    Sudbury Breccia

An important feature of an impact site is the extensive brecciation of the rocks around the point of impact. This is particularly evident in the host rocks to the Sudbury Structure that form the footwall to the SIC. This impact-derived brecciation is commonly referred to as "Sudbury Breccia" and is concentrated in the country rocks close to the SIC and decreases in intensity outward for a distance of up to 80 km.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


Sudbury Breccia occurs as erratic and irregular zones of brecciated country rock, characterized by extreme variability in distribution, size and geometry. Zones of Sudbury Breccia vary from many meters across to thin veins. Angular to semi-rounded clasts of country rock, varying in size from minute fragments to massive boulders, occur in a finely-comminuted, dark, locally flow-banded matrix. The matrix is thought to have formed by the rapid injection of locally crushed and frictionally melted material created by the passage of the shock wave caused by impact and is referred to as pseudotachylite. Close to the SIC, the Sudbury Breccia matrix commonly displays thermal metamorphic effects and is locally termed meta-Sudbury Breccia.

Of vital importance for ore formation is that Sudbury Breccia, adjacent to Ni-Cu sulphide deposits at the SIC footwall contact, has provided an environment conducive to the migration of copper and precious metals into the footwall to form Cu/PGM-rich orebodies.

3.1.2    Whitewater Group

Occupying the centre of the Sudbury Structure is the Whitewater Group of sediments formed by the fallback into the crater of impact debris and the subsequent erosion of surrounding debris fields into the basin created by the impact. The Whitewater Group consists of the Onaping, Onwatin and Chelmsford formations. The Onaping and Onwatin formations show a fining upwards sequence from very coarse debris deposits at the base to very fine muddy sediments at the top. The Onaping formation is interpreted as representing fallback of impact debris into the crater. Many clasts in the Onaping Formation display shock (impact) metamorphic effects.

Overlying the Onwatin slate is the Chelmsford sandstone, a well-bedded and gently folded turbidite sequence of greywacke sandstones.

3.1.3    Sudbury Igneous Complex (SIC)

The 1850 Ma SIC is divided into a lower unit of norite overlain by transitional quartz gabbro and micropegmatite and was intruded between the base of the impact crater and the overlying Onaping formation.

Many of the Ni-Cu-PGM deposits of the Sudbury Basin are hosted by the Sublayer, a stratigraphic unit defined by the Sublayer Norite and Footwall (or Granite) Breccia. The Sublayer Norite is a sulphide-rich, igneous-textured, xenolith-bearing quartz norite. The Footwall Breccia matrix is variably-textured and granodioritic. The Sublayer occurs as a discontinuous layer up to several hundred metres thick in depressions or embayments between the footwall and the overlying main mass norite. The xenoliths in the Sublayer are dominantly of gabbroic, noritic, gneissic, and ultramafic composition.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


Radiating from and concentric to the SIC are dyke-like bodies of quartz diorite termed "offsets" that have been interpreted to infill major impact-derived fracture zones. Radial offsets connect to the SIC, whereas the concentric dykes commonly show no physical connection to the SIC. The radial offset dykes average less than 100 m wide, and become narrower with increasing distance from the junction with the SIC.

The offsets host Ni-Cu-PGM deposits and have spawned a number of very productive mining operations (Copper Cliff North, Copper Cliff South, Totten).

3.2      Mineral Deposits

The orebodies associated with the Sudbury Structure constitute the largest known concentration of nickel-copper sulphides in the world. Total reserves and production are estimated at approximately 1.6 billion tonnes of ore. Metal production to date from these deposits exceeds 8.5 million tonnes of nickel and 8.4 million tons of copper. By-products from this production include cobalt, platinum, palladium, gold, silver, osmium, iridium, rhodium and ruthenium.

The bulk of sulphides in the Sudbury ores consists essentially of varying proportions of pyrrhotite, chalcopyrite and pentlandite with varying amounts of other Cu-, Ni-, Co-, PGM-bearing minerals and gold.

Three main types of ore deposits are recognized: Contact, Offset Dyke and Footwall.

3.2.1    Contact Deposits

The Contact Deposits occur along the lower contact of the SIC in areas where Sublayer is preserved in embayments in the footwall contact. The embayments are interpreted to be the topographic expression of what were originally troughs or rills in the wall of the impact crater (major lunar craters commonly exhibit this feature). These troughs have acted as traps for Sublayer material and account for the pipe-like geometry of many of the Sudbury orebodies. Terraces in the crater wall have also acted as Sublayer traps and many ore zones occur at sites where there is a flattening of the footwall to form ledges or terraces where sulphides are concentrated.

All the properties within the Company's Sudbury Project include contact type Cu-Ni deposits.

3.2.2    Offset Deposits

The Offset Deposits are located in the radial and concentric quartz diorite offset dykes and occur as thin, steeply dipping sheets to steeply plunging pipes in barren to weakly mineralized quartz diorite. The deposits consist of massive, semi-massive and stringer sulphide ore hosted by inclusion-bearing quartz diorite and inclusion-free quartz diorite with variably disseminated sulphide. They are typically confined within the width of the offset, which is commonly less than 100 m.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


Offset-type mineralization occurs on the Norman and Victoria project areas.

3.2.3    Footwall Deposits

Footwall deposits may be offshoots of contact deposits although the connection is not always well-defined. Brecciated footwall rocks adjacent to contact Ni-Cu sulphide deposits may have acted as a conduit for mineralizing fluids and as a medium for the deposition of sulphides. Where connected there is a distinct metal zoning between Contact Deposits and the accompanying Footwall Deposits in that the Contact Deposits have low Cu/Ni ratios and low total PGM content compared to the high Cu/Ni ratios and enriched total PGM content in the Footwall Deposits. These observations can be applied in exploration.

Footwall deposits occur on the North Range in the McCreedy West and Levack properties.


4.       SOURCES, HANDLING AND VERIFICATION OF DATA

4.1      Data Sources

Inco had accumulated a vast amount of data (over 8,000 boreholes) during their exploration and mining of the subject properties. These data were made available for examination by FNX. The information reviewed consists primarily of diamond drillholes and associated sampling, assaying, plans and sections. The essential details of these data are not in the public domain and originate exclusively from Inco data files. Review of data has focused primarily on the mineralized areas at each of the properties.

The original Patterson Report (dated November, 2001) was based solely on information generated and provided by Inco Limited. Inco has not guaranteed or warranted the accuracy or completeness of the data and information that it provided to FNX and expressly disclaims any and all liabilities for any representations, warranties or omissions in the written information or oral communications made to FNX and any subsequent communications made by FNX regarding this information which is referred to by the SJV as "historic data" or the properties.

FNX and its consultants have independently verified the drill assay data received from Inco. The Company has also completed comprehensive studies of the detail assay records, has re-graded portions of the boreholes that intersected the mineralized zones of interest and produced longitudinal cross sections of the mineralized zones.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


Since inception of the FNX-Dynatec Sudbury Joint Venture exploration program a significant amount of new data has been generated on the Properties resulting in an increasing dependence on these new data as the project advances. During the period April 1, 2003 to March 23, 2004, FNX completed 114 surface diamond drillholes (177,177 ft) on four of the five Properties. In addition a further 133,021 ft were completed in 290 holes from underground locations in the reconditioned McCreedy West mine workings.

In sections of this report dealing with the presentation of data on the five properties the Imperial System is used. Activity on the project properties dates back to the early part of the 20th Century and a large database relating to surveying, exploration, development and production had been generated prior to the introduction of the Metric System to Canada. To avoid errors in translating such a vast amount of data into the Metric System and to facilitate reference to the large existing database, it was decided to continue with the Imperial System when presenting the data. Borehole coordinates and intersection lengths are recorded in ft. Historic Inco assays for precious metals (Pt, Pd, Au and Total Precious Metals) were reported in troy ounces/short ton. Precious Metal assays for the current FNX program are reported by the laboratory in grams/metric tonne and these are maintained as such in the database. Conversion is made to Imperial Units for consistency during resource estimation.

4.2      Data Verification

As previously reported, FNX and its consultants reviewed in detail the assay records of all Inco boreholes that intersected the mineralized zones and calculated weighted grade averages for the portions of the boreholes that intersected the mineralized zones. Dr. Patterson conducted a detailed audit of the Company's borehole grading calculations and confirmed that the results accurately represent the graded assay intersections.

Spiteri Geological and Mining Consultants Inc. (SGM) was retained by FNX to review Inco's information and procedures and to conduct an independent check sampling and assay program of Inco's assay methods and results. The SGM reports, dated 27 July, 2001 and 1 November, 2001, have been filed on SEDAR.

Roscoe Postle Associates Inc. (RPA), an independent geological and mining consulting company, was retained by FNX to undertake an independent audit of the FNX in-house resource/reserve estimates on part of the McCreedy West resource inventory. This audit, to National Instrument 43-101 standards, and dated March 5, 2003, included a review of sample preparation and laboratory practices and procedures. The RPA report has been filed with SEDAR and the following comments have been made by RPA on FNX Data Verification procedures:

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


         "The FNX staff surveyor spots the hole collars and does the final coordinate pick up at the casings after hole completion. Some checking and verification has been done by a registered Ontario land surveyor.

         All FNX surface holes have been surveyed down-hole under contract by Sperry-Sun Drilling Services of North Bay, ON. A gyro-based instrument is used to take azimuth and dip measurements at nominal 50 ft or 100 ft intervals with a final recording at the toe. Drilling is monitored while in progress using Reflex EZ-Shot instrumentation at 100 ft intervals.

         FNX routinely assays for Ni, Cu, Co, Pt, Pd, Au, Fe, S, Pb, Zn and As and has established quality assurance and quality control (QA/QC) procedures according to best practices as established by the OSC/TSE Mining Standards Task Force (1999). Review by RPA confirms that QA/QC is followed to ensure good assaying quality. Repeat assays for QA/QC precision and accuracy monitoring are kept in separate digital files but are not averaged with original values in the database. Assay values less than detection limit are entered at one half the detection limit.

         RPA has reviewed Inco proprietary drilling, data collection and assaying procedures and found them to be industry standard or better and is of the opinion that the FNX drilling and assay database is adequate for resource and reserves estimation".

4.3      Sampling Method and Approach

The details of the Roscoe Postle findings have been included in earlier reports filed on SEDAR. The RPA recommendations have been implemented and some changes have occurred.

The sampling protocols currently employed by FNX are as follows:

Sample material is obtained from diamond drill coring which includes NQ size for surface drillholes and BQ size for underground drillholes. The NQ core is sawn in half by diamond sawing whereas BQ core is sampled whole. Samples are then tagged, packaged and shipped for preparation and assay at independent, accredited, commercial laboratories.

Drill core is logged by FNX geologists and information is digitally recorded using Century Systems DH Logger software on individual laptop computers. At the end of each day this information is "copied in" to the FNX central database and the drill log on the laptop remains the editable version. When a hole is finished and logging is completed, the drill log is "checked in" to the central database and the version on the central database becomes the editable version. This system allows a duplicate copy of the log to be stored separately, while ensuring that only one of these copies remains editable. Geological data recorded include lithology, sulphide minerals and percentage of each, alteration minerals and abundance, veining type and orientation, structures and assay sample intervals.

Assay sample intervals are defined by the geologist under the following conditions; (i) the hole cuts a previously defined mineralized envelope; (ii) the core contains notable sulphide mineralization; (iii) favourable conditions exist for mineralization (i.e. alteration, rock type) based on previous drilling and assaying in similar environments. Sample lengths do not exceed 5 ft and are predominantly within the 2 - 5 ft range. Wherever possible, individual assay samples are defined by geological boundaries and/or mineralization styles.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


Individual, unique sample numbers are assigned to sample intervals in sequence and sample numbers are independent of hole numbers. Standards and blank samples are inserted in the sample sequence at predefined intervals. Sample numbers are marked on the core with a china marker at the start of each sample interval. Standards are inserted at a frequency of 1 in every 40 samples; the name of the standard is written in the tag book and entered into the central database, but remains "blind" to the lab. Blank samples are unmineralized and unaltered felsic norite core which has been selected from Levack drill holes FNX2004 and FNX2022. The blanks are inserted similarly to standards in the sample sequence at a frequency of 1 per 100 samples, typically within or immediately after well-mineralized intervals. This is done to monitor "carry over" within the sample preparation equipment. The samples, standards and blanks are recorded in the sample book and digitally, using the DH Logger software. The entire length of the drillhole is digitally photographed, both wet and dry.

All drillholes are recorded in a Diamond Drilling Journal, located at the sampling station in the core logging facility. The journal is readily accessible and it is the responsibility of all workers involved in the processing of drill core to maintain this journal. All details related to the processing of drill core are recorded in this journal, including assay sample intervals, sample sequences and special instructions to the laboratory.

4.4      Sample Preparation & Security

Core from surface holes (NQ size) which has been marked for assaying is cut in half by the core technicians using a diamond blade rock saw. After cutting, the core is rinsed to prevent sample contamination. One half of the core is returned to the core box and retained, the other half is placed in sample bags labeled with the assigned sample number. The retained half of the core is then labeled with the corresponding sample number. The same half of the core is consistently sampled throughout a continuous sample interval. Sample tags are removed from the sample tag book, one is placed with the assay sample in the shipping bag and the other is stapled inside the core box at the beginning of the sample interval. Sample bags are stored in the secure core facility prior to shipping to the Lakefield sample preparation facility in Sudbury. The saw and sampling area is hosed down after each hole, and thoroughly cleaned daily. The saw blade is sharpened/cleaned periodically (several times a day) with a masonry brick. This reduces carry over of metals between samples.

Filled sample bags are placed in sequential order by sample number. Standards and blanks are inserted in their sequential position. Samples are shipped, in sequence including standards and core blanks, in large plastic shipping crates which are secured prior to shipment and either delivered to the sample preparation facility once or twice weekly by the core technician or shipped by commercial carrier. Accurate waybill receipts and chain of custody reports are maintained. Any discrepancies in received materials or security devices are promptly reported. For each batch of samples shipped a laboratory submittal form is completed. One copy goes with the samples and a duplicate is filed at the FNX office for reconciliation. The submittal form identifies the Corporation's name, samples and project name. Each sequential sample series is entered on a single line with the first and last sample as well as the total number of samples together with assaying and any special instructions e.g. instructions to freeze samples which may be required for metallurgical test purposes.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


Drillcore boxes are clearly labeled with "Dymo Tape" on the front end, identifying drillhole number, box number and depths of the core contained in each box. Core to be kept is stored in a secure enclosure on the property pending assay results. After assays are received and checked, the core is kept in either the Annex Warehouse racks or sent to the Frood-Stobie core storage facility.

4.5      Sample Preparation & Analyses

Prior to June 2003, sample preparation was completed at ALS Chemex, Mississauga, as described in previous reports, and analyses were completed at ALS Chemex, Vancouver. Since June 2003, sample preparation has been done by SGS Lakefield, Sudbury Operations and analyses are completed at ALS Chemex, Vancouver. ALS Chemex holds ISO9002 accreditation and participates in the proficiency testing that is required to achieve ISO17025 accreditation. SGS Lakefield holds ISO17025 accreditation.

On arrival at the preparation facility, samples are received, checked against the submittal forms and weighed. Samples are entered and progress is monitored using the Laboratory Information Management System (LIMS).

The entire sample is crushed in a Rhino Jaw crusher to 85% passing -10 mesh
(2mm). Sieve tests are done periodically to monitor grain size. Samples are split in a riffle splitter to achieve a 200-225 gram split. The sample splits are pulverized using a ring mill for approximately two minutes to achieve 90% passing -200 mesh. The pulp is sealed in paper envelopes with the affixed digital label and shipped via courier to the ALS Chemex laboratory in Vancouver. A confirmation of shipping, including submittal form number, number of samples, and waybill number is faxed from the sample preparation laboratory to the FNX exploration office.

Upon arrival at the ALS Chemex Lab in Vancouver, the pulps are once again checked against the submittal form, weighed and entered into the ALS Chemex LIMS. Samples are then posted to the lab's secure website where their progress can be monitored by selected FNX staff with secure access permission. Once the assays are finalized a digital copy of the certificate is e-mailed to FNX. The geologist responsible for QA/QC loads the assays into the central database. A paper copy is also mailed to the FNX exploration office and archived.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


All analytical assay results are stored within FNX's central database, along with all the logged data from the drill core. The integration of these data with the drillhole logs allows for QA/QC monitoring and data export into Datamine.

In the ALS Chemex Lab, Vancouver, 0.2 g of the pulp is fused with 2.6 g of sodium peroxide at 650(0)C. The resulting melt is cooled and dissolved in 250 ml of 10% hydrochloric acid. The solution is analysed by inductively couple plasma - atomic emission spectrometry (ICP-AES) and the results corrected for spectral interference. Calibration solutions for the ICP-AES must be prepared in a similar fashion to achieve matrix matching. The elements Ni, Cu, Co, Pb, Zn, As, Fe and S are reported. Detection limits are 0.005% for Ni and Cu; 0.002% for Co.

For Pt, Pd and Au determinations, a 30 g (1 assay ton) pulp is fused by fire assay furnace to produce a lead button and then cupelled to yield a precious metal bead. The bead is digested in a solution of 2% hydrochloric acid and the solution is analyzed by ICP-mass spectrometer (ICP-MS). Detection limits are
0.03 g/t (0.001 oz/ton) for Pt, Pd and Au.

For As and Ag determinations, the pulp is treated using Aqua Regia which consists of treating a sample with a 3:1 mixture of hydrochloric and nitric acids. The dissolved sample is then analysed using atomic absorption (AA). Detection limits for Ag is 0.2 ppm.

FNX stores all pulps but keeps and freezes coarse rejects for selected mineralized intervals only. The coarse rejects for mineralized intersections are frozen to prevent oxidation and to ensure that the samples remain in good condition for future repeat assays or metallurgical testing.

4.6      Assay Quality Assurance/Quality Control

Since the beginning of the Sudbury Joint Venture exploration program FNX has retained Analytical Solutions Inc., to review and audit FNX's sampling and assaying programs and to make improvements to QA/QC procedures where warranted (Bloom, 2003 & 2004). This has ensured continuous independent monitoring of our entire sample preparation and assaying procedures. Internally generated reports (weekly and quarterly) are submitted to Analytical Solutions for review, comment and recommendations. In addition, Analytical Solutions personnel visit our operations and the service laboratories regularly thereby ensuring constant oversight of all aspects of this component of the exploration program.

The quality control system employed by FNX includes the use of reference materials, blanks and check assays. During the period April 2003 to March 2004, a total of 23,826 samples was assayed and the QA/ QC program confirmed that the assays are acceptable.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


Control blank core samples are inserted at a rate of 1 per 100 samples. Currently the core blanks come from Levack drillholes FNX2004 and FNX2022. Reference standards are inserted at a rate of 1 per 40 samples for both precious and base metals. Standards currently being used include GBM399-10 and 900-3 from Geostats, Australia, PGMS-1, 2 and 4 from CDN Resource Laboratories B.C., SU-1a and PTC-1a both from CANMET and LDI-1, a standard from Lac des Iles which has not undergone round robin assaying. Checks assays are being done at a rate of 1 in per 40 samples. The checks are randomly selected during sample preparation and analyzed at SGS Lakefield Research, Lakefield, Ontario.

ALS Chemex and SGS Lakefield perform standard internal QA/QC to ensure reliable results. The QA/QC program identified some cases of sample switches (less than 10 cases) and concerns regarding the accuracy of PGE assays. Preparation of new pulps and/or re-assaying was done at no cost by ALS-Chemex. There were no indications of critical systematic biases. Based on check assays at SGS Lakefield, additional PGE check assays have been undertaken since the approximately 400 check assays showed a minor bias towards higher values for Pt and Pd at ALS-Chemex. The reference materials submitted to SGS Lakefield were biased low for some sample batches which may account for the differences. These differences are in the order of 0.01 gpt Pd and 0.03 gpt Pt (Lavigne et al. Internal QA/QC Report, 2003).

The QA/QC program will be expanded to include tests on sub-sampling of the crusher material (90% passing 2 mm) and the second half of the drill core. Due to issues regarding confidence in the `expected values' for the commercial reference materials FNX is preparing a series of reference materials made from ore at existing operations and certified by submission to five or more laboratories. One reference material, containing 25% Cu and 1.5% Ni, has been prepared by TSL and additional reference materials at lower grades are being prepared.

4.7      Sample Security

Roscoe Postle in a report entitled "Review of the Mineral Resources and Mineral Reserves of the McCreedy West Mine Property, Sudbury Area" and dated August 22, 2003 describe the following FNX procedures which are still in effect:

     "At the drill site core box and lids are fibre taped shut after filling and core boxes are retrieved by FNX technicians on a timely basis and delivered to the core logging facility.

     After core processing, sulphide-mineralized intersections key to resource estimation remain racked in the core facility buildings that are locked when unattended by FNX personnel. Footwall and hanging wall sublayer core is stored in outside racks enclosed within barbed wire-topped chain link fence compounds under lock and key. Permanent core storage is at the Inco Frood-Stobie core farm. Core for upper sections of holes intersecting barren Upper and Middle layer SIC units (waste) is dumped at Inco's core disposal site at Frood-Stobie.

     Bagged samples, and container-packed samples tamper-proof sealed for shipping to ALS Chemex, are kept within the core facility buildings until loaded for commercial trucking. The high level of digital integration and software verification for data transfer eliminates most human error and makes tampering of sample results difficult."

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


4.8      Data Verification

     "RPA checked original assay certificates with a number of drill logs and corresponding database entries and found no errors in the FNX work. Sampled intervals of core in core boxes for resource intercepts were checked against drill logs for seven holes and RPA's visual estimates of Cu and Ni grades in core were in line with recorded assays. Core sampling is well-managed to reduce sample length measurement error at the primary data collection stage. Core recovery is generally very good with broken, ground or lost core in sulphide sections infrequent. The sampling is better than industry standard, in RPA's opinion. Only one error of 0.1 ft in a recorded sample interval was noted and this was due to a smeared footage block ".

In this report the term PGM refers to Platinum Group Metals and includes Platinum (Pt), Palladium (Pd), which comprise the major part of the PGMs, + Ruthenium, Rhodium, Osmium and Iridium. The term TPM refers to Total Precious Metals and includes the PGMs + gold. All intersection lengths referred to in this report are lengths of drill core and should not be interpreted as being true widths. A list of abbreviations and conversion factors is included in Appendix 1.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

5.       FNX MINING - SUDBURY PROJECT

5.1      Infrastructure & Staffing

Following the signing of the agreements with Inco and Dynatec on January 10, 2002, the Corporation very quickly mobilized the program. An office was opened in Sudbury in March 2002 and the staff grew rapidly to the current level of 35, comprising 22 geoscientists, 7 technicians and 6 support staff. This staff is now dispersed between three locations. The main office, at Kelly Lake Road in Sudbury, handles local administration together with the Norman, Victoria and Kirkwood projects. The exploration office at Levack services the exploration at the McCreedy Mine property and the Levack and North Range Footwall projects. Four geologists are located at the McCreedy West minesite.

The two core logging and sampling facilities continue with the Kelly Lake Rd., in Sudbury, now dedicated to Norman and Victoria core, and that at Levack which handles the core and sample load from the McCreedy West mine underground operations and also from the North Range exploration projects. . Both Sudbury Project offices have been equipped with the necessary computer software and hardware required to manage an aggressive exploration program such as that being undertaken by the Corporation.

Our Joint Venture partners, Dynatec Corporation Inc, have set up an office, warehouse, machine shops and other required facilities at the McCreedy West mine site and employ some 111 persons.

The FNX corporate head office remains at 55 University Avenue, Toronto and it is anticipated that the current staff of seven persons will be supplemented by several additional key appointees.

5.2      Exploration Statistics

Since inception of the drilling programs in late March 2002, a total of 570,000 ft of surface diamond drilling has been completed in 458 drill holes. As access has been gained to the underground workings, more of the drilling at McCreedy West has been carried out from underground locations and to date 252 underground holes have been completed for 118,165 ft (Table 2). The current rig disposition is seven surface rigs and five underground rigs. Our surface drilling operations are carried out by Major Drilling., with one rig at McCreedy West, two at Levack, and three at Norman. Our underground drilling has been contracted to Boart Longyear with four rigs drilling various deposits in the McCreedy West mine and one underground at the Levack Mine. In the period 1 April, 2003 to 23 March, 2004, FNX completed 114 surface diamond drillholes (177,177 ft) on four of the five Properties. In addition a further 133,021 ft were completed in 290 holes from underground locations in the reconditioned McCreedy West mine workings.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


Table 2:  Drilling Program:  From Inception to 23 March, 2004


        ------------------------- ------------------------ ---------------------- -------------------------
                                         SURFACE                UNDERGROUND                TOTALS
        ------------------------- ------------------------ ---------------------- -------------------------
                                    # Holes         Ft       # Holes        Ft       # Holes          Ft
        ------------------------- ---------- ------------- ---------- ----------- ------------ ------------
        McCreedy West - S                71       115,316        252     118,165          323      233,481
        ------------------------- ---------- ------------- ---------- ----------- ------------ ------------
        Levack                           40        87,628                                  40       87,628
        ------------------------- ---------- ------------- ---------- ----------- ------------ ------------
        Norman                          158       220,757                                 158      220,757
        ------------------------- ---------- ------------- ---------- ----------- ------------ ------------
        Victoria                        167       101,079                                 167      101,079
        ------------------------- ---------- ------------- ---------- ----------- ------------ ------------
        North Range F/W                  22        45,952                                  22       45,952
        ------------------------- ---------- ------------- ---------- ----------- ------------ ------------
        TOTALS                          458       570,732        252     118,165          710      688,897
        ------------------------- ---------- ------------- ---------- ----------- ------------ ------------


Approximately 23,800 samples were sent for assay during the period April 1, 2003 to March 23, 2004 with the total since inception being 49,500 assays.


6.       SAFETY, HEALTH & ENVIRONMENT

The directors, management, employees and contractors of FNX Mining place the highest priority on ensuring the best practices of safety, health, environment and community relations are practiced in every Company activity. Together with our Sudbury Joint Venture partner, FNX Mining constantly reviews performance in these areas and takes all necessary steps to ensure a safe and healthy workplace, meeting or exceeding all regulatory standards and maintaining open communication with the communities in which we work. The Joint Venture and its contractors worked without a lost-time injury in the period from 1 April, 2003 to 31 March, 2004. Despite this excellent record the Joint Venture remains vigilant in order to provide the required training and instill best practices to continue this record into the future.

The Company's Joint Health and Safety Committee continued its regular workplace inspections and meetings in order to comply with regulatory requirements and to promote a safe and healthy workplace environment. Worker and management representatives on the committee have completed the required certification courses with the Mines, Aggregates Safety and Health Association (MASHA).

FNX continues its regular training of employees and holds regular meetings with contractors in order to promote sound work practices and compliance with Company Policy. As a minimum, field staff receive general orientation from the Northern Center for Advanced Technology (NORCAT), standard Workplace Hazardous Materials Information System (WHMIS) training and Emergency First Aid training. FNX is continually updating its Orientation Program and indoctrinates new personnel and new contractors with the objective of increasing awareness of safety, health and environmental issues. Procedures are reviewed with employees on a monthly basis. Requirements and standard operating procedures are outlined in the Safety, Health and Environmental Orientation Manual, which is updated on an annual basis as a minimum.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


FNX has implemented a Safety, Health and Environmental Management System. The Management System clearly outlines inspection standards and frequency for the Joint Venture Properties in the Sudbury Basin. The document also outlines record keeping requirements and procedures for reporting and addressing potential compliance issues to appropriate members of upper management. The Management System is a vehicle for monitoring Company activities and maintaining compliance with both corporate and regulatory requirements.

FNX implemented a medical surveillance program with a third party health-care provider to monitor the condition of employees and ensure employees are fit for the work that they have been hired to perform. The program includes regular examinations and testing to monitor the capabilities of employees prior to hire, at appropriate intervals after employment commences and prior to returning to work after an injury or illness.


7.       RESOURCES AND RESERVES

7.1      McCreedy West/Levack

The 2003 Technical Report (dated May 9, 2003 and filed on SEDAR May 21, 2003) outlined resource estimates for five of the seven known deposits at McCreedy West Mine, which totaled 1,740,000 tons in the measured and indicated categories and a further 376,000 tons in the inferred category. The resources were contained within the Inter Main, Upper Main and East Main contact-type deposits and the 700 and 950 footwall -type vein deposits (RPA Report, March, 2003).

During the current reporting period, resources for the Inter Main and East Main deposits were updated to reflect additional drilling. A change in minimum mining width, additional drilling and raising were incorporated in the 700 Deposit resource update, Resources for four of the five deposits were converted to probable reserves (RPA Report, August 2003). An additional 505,000 tons in the inferred category were added to the southwest extension of the Inter Main Deposit and announced in a news release dated February 23, 2004. These additional resources were also reviewed by RPA.

In addition, at the Levack Mine, FNX estimated a total of 4.6 million tons in the measured and indicated resource categories and further 981,000 tons in the inferred resource category.

Roscoe Postle Associates Inc. (RPA) were retained to review the Corporation's internally generated resource and reserve estimates for the McCreedy West Mine and Levack Mine. The report for the McCreedy West Mine is entitled "Review of the Mineral Resources and Mineral Reserves of the McCreedy West Mine Property, Sudbury Area, Ontario", and dated August 22, 2003. The report covering the Levack Mine is entitled "Review of the Mineral Resources of the Levack Mine Property, Sudbury Area, Ontario", and dated October 3, 2003. Both of these reports were authored by Richard Routledge, M.Sc (Appl.), P.Geol., and filed with SEDAR on August 29, 2003 and October 9, 2003, respectively.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


Where possible, FNX's mineral resource estimates are completed in-house using 3-dimensional computer block modeling and inverse distance (IDX) grade interpolation using Datamine software. Resource estimation summary reports are produced describing the model parameters used, including number of drill holes, assay and composite statistics, estimate methodology and interpolation parameters, volume-tonnage validation and nearest neighbour interpolation validation of the model. The McCreedy West Inter Main, East Main, Upper Main, and 950 Footwall Vein deposits were estimated using this methodology. The 700 Footwall Vein resource estimation was based on updating and modifying an earlier Inco estimate using the cross sectional polygon method. At the Levack Mine resources for the 1300, 1900 and No. 7 deposits were completed using 3-dimensional block modeling as described above. The remaining mineral resources at Levack were prepared using the Inco Levack Mine Mineral Resource Inventory (MRI). The deposits within the MRI were modeled on cross sections spaced at 70 ft, intervals and resource estimates were completed using the cross sectional polygonal method. Reference should be made to the Levack Mineral Resource report by RPA for more detailed methodology. Tables 3 and 4 present the current status of resources/reserves at the Corporation's properties:



Table  3:         Summary of Mineral Reserves (1 & 2)  (as at December 31, 2003)
   ----------------------------------------------------------------------------------------------------------------
   McCREEDY WEST MINE
   ----------------------------------------------------------------------------------------------------------------
                                                 Tons (3)      Ni      Cu       Pt       Pd       Au     TPM(5)
   ---------------- ---------------------------- ----------- ------- -------- -------- -------- ------ ------------
   Category                                       (000s)            %                        oz/ton
   ---------------- ---------------------------- ----------- ---------------- -------------------------------------
   Probable         Contact Deposits (4)          1,237.1     1.91     0.23
   ---------------- ---------------------------- ----------- ------- -------- -------- -------- ------ ------------
                    Footwall Deposits (4)           119.0     0.75     6.83     0.05     0.08     0.04     0.17
   ---------------- ---------------------------- ----------- ------- -------- -------- -------- ------ ------------
   Total                                          1,356.1
   ---------------- ---------------------------- ----------- ------- -------- -------- -------- ------ ------------



Table 4: Summary of Mineral Resources (additional to Reserves) (1 & 2)   (at March 23, 2004)
   ---------------------------------------------------------------------------------------------------------------
   McCREEDY WEST MINE
   ---------------------------------------------------------------------------------------------------------------
                                                   Tons(3)      Ni       Cu     Pt        Pd       Au      TPM(5)
   ---------------- ---------------------------- ----------- -------- ------- -------- -------- -------- ---------
                                                   (000s)            %                       oz/ton
   ---------------- ---------------------------- ----------- ---------------- ------------------------------------
   Indicated        Contact Deposits(4)               -          -        -       -        -        -        -
   ---------------- ---------------------------- ----------- -------- ------- -------- -------- -------- ---------
                    Footwall Deposits(4)            520.0       0.27     1.44    0.07     0.07     0.02     0.16
   ---------------- ---------------------------- ----------- -------- ------- -------- -------- -------- ---------
   Total                                            520.0       0.27     1.44    0.07     0.07     0.02     0.16
   ---------------- ---------------------------- ----------- -------- ------- -------- -------- -------- ---------
   Inferred         Contact Deposits                821.3       1.67     0.31                       -        -
   ---------------- ---------------------------- ----------- -------- ------- -------- -------- -------- ---------
                    Footwall Deposits                 8.2       0.85     7.44    0.08     0.12     0.06     0.26
   ---------------- ---------------------------- ----------- -------- ------- -------- -------- -------- ---------
   Total                                            829.5
   ---------------- ---------------------------- ----------- -------- ------- -------- -------- -------- ---------


   LEVACK MINE
   ---------------------------------------------------------------------------------------------------------------
                                                   Tons(3)      Ni       Cu     Pt        Pd       Au      TPM(5)
   ---------------- ---------------------------- ----------- -------- ------- -------- -------- -------- ---------
                                                   (000s)           %                       oz/ton
   ---------------- ---------------------------- ----------- ---------------- ------------------------------------
   Measured         Contact Deposits                2,415.0  2.11     1.07       -         -        -        -
   ---------------- ---------------------------- ----------- -------- ------- -------- -------- -------- ---------
   Indicated        Contact Deposits                2,182.8  1.99     0.90       -         -        -        -
   ---------------- ---------------------------- ----------- -------- ------- -------- -------- -------- ---------
   Total            Contact Deposits                4,596.8  2.06     1.03       -         -        -        -
   --------------- ---------------------------- ----------- -------- ------- -------- -------- -------- ---------
   Inferred         Contact Deposits                  981.3  1.97     0.86       -         -        -        -
   ---------------- ---------------------------- ----------- -------- ------- -------- -------- -------- ---------


                                                       FNX Mining Company Inc.
                                                                23 March, 2004


The following notes will assist in understanding the constraints and controls to the reserve/resource Estimates:

     (1) The classification of mineral reserve and mineral resource estimates is consistent with the classification system prescribed by the Canadian Securities Administrators in National Instrument 43-101, "Standards of Disclosure for Mineral Products," using estimation methodologies and parameters appropriate to each project.

     (2) The mineral resource estimates are compiled by FNX Mining Company and Dynatec Corporation and have been reviewed and approved by Roscoe Postle Associates. The estimates have also been reviewed by FNX's Vice President Exploration James M. Patterson, Ph.D., P. Geo., in his capacity as FNX's designated Qualified Person.

     (3) Mineral reserves and resources are shown on a 100% basis. Mineral resources which are not mineral reserves have not been fully evaluated or have not demonstrated economic viability under current market conditions.

     (4) The McCreedy West contact deposits include the Upper Main, East Main and Inter Main Deposits, while footwall deposits include the 700 and 950 deposits.

     (5)       TPM: Total precious metals.


7.1.1    McCreedy West -  Reserves

o All reserve estimates, cut-off grades and nickel equivalency are based on estimates of long-term metal prices of ($US): copper=$0.90 per pound (/lb.), nickel=$3.50/lb., platinum=$525 per ounce (/oz.), palladium=$350/oz., gold=$350/oz. and a Canadian dollar of U.S.$0.67.

o Reserves are the mineable economic portion of the resources. Contact deposit reserve estimates include mining dilution at grades estimated by dilution modeling and include mining recovery of approximately 95%. Mining cut-off for reserves was determined from net smelter return (NSR) based on the Inco Off-Take Agreement metal accountability and feasibility study estimated mining costs. Nickel equivalent cut-off grades range from 1% to 1.4% depending on mining method.

o Contact deposits consist of two ft of dilution in the hangingwall and one foot of dilution in the footwall. In cut and fill areas there is an additional 2% dilution from fill and 1% dilution from metal loss in fill. Dilution is assumed to be zero grade.

o The footwall deposit (700 Deposit) reserve estimate is based on the fully diluted resource and used the same NSR-mining cut-off approach as for the contact deposits, which approximates a cut-off grade of 1.6% nickel equivalent. Veins are diluted to six or seven ft true mining width depending on orientation, plus an additional nine inches on both hangingwall and footwall for veins exceeding minimum mining width. Dilution is assumed to be zero grade.

7.1.2    McCreedy West -  Resources

o All resource estimates, cut-off grades and nickel equivalency are based on estimates of long-term metal prices of ($US):
         copper=$0.90/lb., nickel=$3.50/lb., platinum=$525/oz., palladium=$350/oz., gold=$350/oz. and a Canadian dollar of U.S.$0.67.

o Contact deposit resource estimates are based on a 1% nickel cut-off grade and a minimum eight ft true width.

o The footwall resource estimates are based on nickel equivalent cut-off grades of approximately 1.6% nickel for the 700 deposit and 0.75% for the 950 deposit.

o The footwall resource estimates are based on a minimum true mining width of six or seven ft for the 700 deposit diluted resource, depending on vein dip, and a minimum true width of eight ft for the 950 deposit resource.

o Resource estimates for the 700 footwall deposit includes internal and external mining and sill dilution, while estimates for the contact deposits and the 950 footwall deposit include internal dilution.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004



7.2      Levack Resources

o All resource estimates, cut-off grades and nickel equivalency are based on estimates of long-term metal prices of ($US):
         copper=$0.78/lb., nickel=$3.95/lb., platinum=$650/oz., palladium=$185/oz., Gold=$350/oz. and a Canadian dollar of US$0.70.

o Resource estimates are based on a 1% nickel cut-off grade and a minimum eight ft true width.

o        Measured and indicated resources include 10% dilution at zero grade.

7.3      Other Properties

A number of resource estimations are in progress for several other deposits within the Joint Venture properties. A geologically-conditioned simulation investigation is in progress on the PM Deposit at McCreedy West and on the 2000 Deposit on the Norman Property. These deposits are Cu-Ni-PGM vein systems which can be difficult to model using conventional inverse distance interpolation methods. The geologically based simulations on these deposits should provide a more robust resource model from which to base future advanced exploration and production decisions. It should be noted that the exploration ramp advancing into the PM Deposit will provide much additional information as to the controls on mineralization thereby permitting a better understanding and application of the model. Plans also include resource estimation for the Powerline and No. 2 West Deposits at the Victoria Mine property using computer generated block modeling.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


8.       PROPERTIES

All of the subject properties are located within 35 km of Sudbury (Figure 1), and the mineral rights are owned 100% owned by the Sudbury Joint Venture (Table 5). Ownership is primarily by patent but two are mining leases renewable in 2007.


Table 5: Sudbury Project Properties
--------------- ------------ ----------- -------------- ------------ ----------- --------------- -------------
   PROPERTY     TWP            AREA         OWNER           Km          MINE        PATENTS         LEASES
                               Acres         SJV %         from
                                                          Sudbury
--------------- ------------ ----------- -------------- ------------ ----------- --------------- -------------
Victoria        Denison      1,282.90        100            30           Yes           2               -
--------------- ------------ ----------- -------------- ------------ ----------- --------------- -------------
McCreedy West   Levack         804.24        100            34           Yes           7               -
--------------- ------------ ----------- -------------- ------------ ----------- --------------- -------------
Levack          Levack         811.37        100            34           Yes           6               -
--------------- ------------ ----------- -------------- ------------ ----------- --------------- -------------
Norman North    Norman       1,111.33        100            32           Yes           -               2*
--------------- ------------ ----------- -------------- ------------ ----------- --------------- -------------
Kirkwood        Garson         473.00        100            11           Yes           3               -
--------------- ------------ ----------- -------------- ------------ ----------- --------------- -------------

--------------- ------------ ----------- -------------- ------------ ----------- --------------- -------------
TOTALS                       4,482.84                                                 18               2
--------------- ------------ ----------- -------------- ------------ ----------- --------------- -------------
Note *:  5 mining  parcels held under 2 leases (287 & 288) renewable April 1, 2007


The historic production and grades are presented in Table 1.

Graded assays, both historic and those generated by FNX personnel, have been audited by the writer. The method employed for the historic assays was to regrade the complete set of assays for the Victoria Property and carry out spot checks on the other properties by recalculating a selection of the sections graded by FNX. Both calculations compare very favourably and certainly within acceptable limits for the requirements of this report. The graded sections prepared by FNX have also been checked by the writer in the normal course of verifying data for release to the public.

References to resources and/or reserves are based on in-house estimates which have been independently audited by Roscoe Postle Associates Inc. (RPA), an independent consulting firm with considerable expertise and experience in undertaking such studies. Excerpts from the RPA reports are included verbatim.


8.1      McCreedy West Mine Property

8.1.1    Location, History, Infrastructure & Environment

The McCreedy West Mine project area, comprising 804.24 acres (325.4 ha) of mining rights contained in seven mining patents, is located 34 km northwest of Sudbury in Levack Township. Road access is excellent and the site is served by an active rail spur.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


The Mond Nickel Company purchased the McCreedy West (formerly Levack West) property in 1913 and Inco acquired the property in 1929 following the merger with Mond. In 1939 surface diamond drilling discovered the Main zone. In 1970 development of the access ramp from surface and the haulage drift from Levack 1600 Level was initiated. Mining of the orebodies commenced in 1974, and production came from the Upper Main, Middle Main, Lower Main and Footwall orebodies. Production to 1998 totaled 15,758,000 tons averaging 1.70% Cu, 1.44% Ni, 1.3 g/t TPM.

During the last two years of this historic production, mining of the high grade Cu-PGM-Au-Ni veins of the 700 Footwall Vein Complex was initiated, yielding 40,965 tons grading 5.35% Cu, 0.56% Ni and 4.0 g/ton TPM. This operation was used as a test site for narrow vein mining techniques.

The infrastructure at McCreedy West includes a -20% grade 20 ft x 16 ft ramp decline to the 1,600 ft Level with average level development spaced at 150 ft intervals. Since inception of the Joint Venture in January 2002, this ramp has been reconditioned and made safe to the 1600 Level. In addition the 6,900 ft of the 1600 Level track haulage drift to Levack Mine has also been reconditioned. The 950 L has been reconditioned and a drill cross cut excavated. A ramp to access the Inter Main Deposit is nearing completion between the 950 and 1400 levels of the mine and an exploration ramp into the PM Deposit has progressed 700 ft. Mining development and stope mining is continuing at various levels of the mine into the 700 Vein Complex, Upper Main, East Main and Inter Main deposits. Water, electricity and air systems in the mine have been reconditioned and are operating efficiently. At the present time, five underground drill rigs are in operation and all underground activities are supported by the required surface facilities. Mine water is being drained to Levack Mine along the 1600 Level drift and pumped through the McCreedy East/Coleman Mine shaft

The property is covered by a joint Inco-Falconbridge environmental closure plan which is being continually updated. The Sudbury Joint Venture has posted an environmental bond with Inco Limited to cover any incremental environmental liabilities over and above those identified in the Inco Closure Plan for the McCreedy West/Levack Properties.

As infrastructure has been refurbished and production has resumed at McCreedy West, monitoring at the site is now structured to meet compliance and due diligence requirements rather than to provide baseline data. Existing liabilities (i.e. metal concentrations in soil) that could be impacted by the Joint Venture's activities were characterized prior to resuming production.

Monitoring of local air and surface water quality is performed to supplement the existing monitoring programs being carried out by Inco and Falconbridge as part of their approvals for neighbouring mines.

The temporary pile of non-reactive rock is monitored by site personnel, as per the Certified Waste Rock Monitoring Program. The pile and its management will be audited by a third party consultant on a semi-annual basis until the rock is backhauled underground.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


Preliminary engineering for the crusher building and backfill plant have been completed. An amendment to the Levack-Onaping Closure Plan has been submitted to the Ministry of Northern Development and Mines (MNDM) to approve these additional site features. An application for a site-wide Certificate of Approval (Air) will be updated to reflect these additional emission sources. Approval of the amendment and the Certificate of Approval are anticipated in 2nd Quarter 2004.

The annual Public Information Session regarding the McCreedy West operations is planned for second quarter 2004 in the community of Levack to update the community regarding the Joint Venture's activities at both McCreedy West and the immediately adjacent Levack property.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004



          [GRAPHIC OMITTED - MCCREEDY WEST PROPERTY: Levack Township]

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


8.1.2    Property Geology

The McCreedy West Mine occurs at the western limit of an extensively mineralized 8.5 km long portion of the North Range of the SIC. This part of the North Range encompasses all of the major Inco and Falconbridge past and current producing mines of the North Range (Strathcona, Coleman, Levack, McCreedy East, Onaping, McCreedy West, and Hardy).

The contact style ore zones are hosted in a suite of sulphide and inclusion-rich sublayer norites and leucocratic breccias. The footwall zones are hosted within a fine grained pseudotachlytic unit known as the Sudbury Breccia. Hangingwall rocks comprise basal mafic norite with the felsic norite of the main SIC overlying the mineralized zones. Brecciated rocks of the Levack Complex, consisting of granodiorite, granodiorite-gneiss and migmatites, form the footwall to the deposits. The ore-hosting sublayer phase consists dominantly of granite breccia with subordinate sublayer norite and xenolithic norite.

8.1.3    Deposit Types

At the McCreedy West Mine, mineralization occurs as Contact and Footwall Deposits. Previous operations exploited both Contact Ni-Cu mineralization along the base of SIC within Sublayer Norite and granite breccia-filled embayments, and Footwall Cu-Ni-PGM mineralization in the footwall Sudbury Breccia environment.

The Contact Deposits on the property (Inter Main, Upper Main, and East Main), (Figure 3), are related to a suite of sulphide and inclusion-rich sublayer norites and leucocratic granitic breccias. The orebodies occupy embayment structures and traps that often penetrate into the footwall of the SIC. These embayment structures are characterized by significant thickening of the mafic norite and sublayer units accompanied by thicker zones of granite breccia. Hanging-wall rocks composed of basal mafic norite and felsic norite of the main SIC overlie the contact mineralized zones. Brecciated rocks of the Levack complex consisting of granodiorite, granodiorite gneiss and migmatites form the footwall to the deposits.

These contact deposits are typified by Ni contents much higher than the Cu content, and contain negligible precious metal values. The depletion in Cu and PGMs in these zones is reflected in the high Cu and PGM values in the adjacent Footwall Deposits.

The Footwall Type Cu-Ni- PGM vein deposits are represented by the 700 Vein Complex; 950 Vein Complex; and the PM Deposit.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


          [GRAPHIC OMITTED - MCCREEDY WEST DEPOSITS: Vertical Section]

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


8.1.4    Contact-Type Ni-Cu  Deposits

8.1.4.1  Upper Main Deposit

The Upper Main Deposit comprises two mineralized lenses; a contact and a hanging wall lens (Figure 4). Both lenses consist of disseminated to massive pyrrohotite-pentlandite-chalcopyrite-pyrite predominately hosted within granite breccia. The higher grade contact lens is between 8 and 18 ft in width, and occurs over a strike extent of 300 ft, and a down dip extent of 250 ft within sublayer norite and granite breccia. The volumetrically larger, but lower grade, hanging-wall lens ranges from 10 to 25 ft in width, and occurs over a strike extent of 650 ft, and a down dip extent of 180 ft. This latter lens is strictly contained within a narrow granite breccia package. Unlike other known contact zones at McCreedy West, the location of the mineralization does not appear to be controlled by the morphology of the lower contact. The contact lens occurs along a topographically unremarkable hanging-wall - footwall contact at a dip of approximately 38o, whereas the hanging-wall lens occurs up to 130 ft away from the contact at a sub-horizontal orientation

Prior to FNX's involvement at the McCreedy West Property, Inco Ltd. had mined the Upper Main Zone, between the 250 ft Level and the 600 ft Level, and completed 5 holes in the un-mined section of the hanging-wall lens and 13 holes in the contact lens. FNX has completed a further 14 holes on the Upper Main from both surface (2,018. ft) and underground (2,782 ft). These holes have helped to define the limits of the contact lens, as well as to provide additional internal and extensional data for the hanging-wall lens. A typical intersection on the contact lens is represented by borehole FNX0008 (0.5% Cu, 2.1% Ni over 17.7 ft), whereas a typical intersection on the hanging-wall lens is contained in FNX 3000 (0.55% Cu, 1.73% Ni over 25.0 ft).

In February 2003, FNX estimated an indicated resource of 48,000 tons in the Upper Main contact lens which graded 0.46% Cu, 1.87% Ni. An inferred resource of 128,000 tons in the hanging-wall lens graded 0.31% Cu, 1.44% Ni. In July 2003, 36,100 tons of the indicated resource on the contact lens was upgraded to a probable reserve grading 0.36% Cu, 1.61% Ni. These figures have been independently verified and audited by consultants Roscoe Postle Associates (March, 2003). With the completion of the 2003 drilling program and reserve estimation, mining was initiated at the Upper Main Deposit in May 2003. To the end of March 2004, approximately 23,000 tons of ore grading 0.3% Cu and 1.2% Ni were mined.

There are no current plans to carry out any further drilling on the Upper Main Deposit during 2004. The contact lens has received sufficient drilling and mining is proceeding on schedule. The hanging-wall lens however will require further infill drilling prior to the initiation of any mining.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004



      [GRAPHIC OMITTED - MCCREEDY WEST MINE PROPERTY: Upper Main Deposit
         West-East Inclined Section (Looking N - Dipping 41 degree S)]

                                                         FNX Mining Company Inc.
                                                                  23 March, 2004


8.1.4.2  Inter Main Ni-Cu Deposit

The Inter Main Deposit (Figure 5) consists of nickel-rich, Sudbury Basin contact-type and hanging-wall mineralization. The main body of mineralization is controlled by footwall irregularities, and gneissic blocks and fragments in the hanging-wall at or near the contact of the Sudbury Igneous Complex (SIC) with the underlying footwall. The reserve model of the Inter Main suggests that mineralization occurs over a strike direction of at least 1100 ft and down dip for 800 ft. Recent drilling has shown the potential for significant additions to the reserve tonnage. The dominant mineralization is associated with physical traps at the base of the SIC however, mineable hanging-wall lenses occur throughout the ore body. The dominant host rock for both contact and hanging-wall environments is granite breccia.

The contact and hanging-wall style sulphides consist of pyrrhotite-pentlandite-chalcopyrite-pyrite, and are characterized by various textural styles; the most common include: inter granular disseminations, blebs, blocks, fragments, laminated semi-massive and massive sulphides, and uniform massive sulphides with net textured pentlandite. The style of mineralization is highly dependent upon rock type association, as well as proximity to traps along the contact.

In March 2002, FNX completed its first hole into this previously undefined deposit, and intersected 52.3 ft of 3.17% Ni and 0.37% Cu. This intersection hastened the pace of exploration at the Inter Main, resulting in the completion of 38 surface holes in 2002 at a spacing of 50 to 200 ft. In 2003, the rehabilitated 1600 Level drift at McCreedy West provided an ideal platform from which to complete infill and expansion drilling of the Inter Main. In addition, initiation of Inter Main access ramps from the 950 level and the 1400 level have also provided critical drilling platforms. In total, 135 holes were completed at the Inter Main from April 1, 2003 to March 23, 2004, for a total of 59,200 ft and the results of this drilling are presented in Table 6. These holes have helped to define the Inter Main Deposit at 50 ft centres over half of the deposit, as currently known, and 80 to 100 ft centres over the remainder of the deposit.

In February 2003, an indicated resource of 866,000 tons grading 0.24% Cu and 2.02% Ni was announced for the Inter Main Deposit. In July, 2003, following additional in-fill drilling, this resource was upgraded to a reserve of 1,070,000 tons grading 0.21 % Cu and 1.88 % Ni. An additional inferred resource of 112,000 tons at 0.53% Cu and 2.31% Ni was also identified at this time along the western margins of the Inter Main. These figures have been independently verified and audited by consultants Roscoe Postle Associates
(RPA).

Mining has now commenced on the Inter Main Deposit in sills leading from the 950 Level and 1400 Level Inter Main access ramps. By the second Quarter of 2004, these ramps should connect, and mining of the Inter Main Deposit can begin in earnest. To date some 47,000 tons of ore has been mined in the Inter Main at a grade of 0.3% Cu and 1.8% Ni.

                                                         FNX Mining Company Inc.
                                                                  23 March, 2004


The exploration objective in 2004 at the Inter Main Deposit, is to continue with required production drilling within the reserve area, and to test for extensions by completing 33,200 ft of proximal and distal exploration drilling outside of the reserve. The proximal targets will include:

     o   The Western Extensions

         This area of sparse drilling south of the 950 Level and along the western margins of the Reserve Area of the Inter Main Deposit is situated very close to infrastructure, but remains a challenge to define with drilling from underground platforms. In 2003, only three holes were drilled into the western extensions of the Inter Main Deposit. The best intersections from these holes include: FNX0155:
         0.35% Cu, 1.73% Ni over 13.3 ft and FNX0173: 066% Cu, 3.78% Ni over
         21.7 ft

         In 2004, 6500 ft of drilling will be completed in 5 holes from surface into the western extensions. These holes will complement historical INCO drilling, (0.28% Cu, 3.74% Ni over 20.3 ft and 0.25% Cu, 2.26% Ni over 18.0 ft) and should allow for the completion of an upgraded resource model. Currently an inferred resource of 112,000 tons at 0.53% Cu and 2.31% Ni is defined for this portion of the Inter Main Deposit.

     o   The Eastern Extensions

         In this target area the objective is to complete sufficient exploration drilling to add resources along the eastern extensions of the Inter Main Reserve Area. In 2003, seven holes were drilled in this area, intersecting up to 1.1% Ni over 12.5 ft.
         Distal targets include poorly drilled areas well to the east of the current known limits of the Inter Main, that have near term potential for adding additional resources. These targets will be drilled from the 1600 level.

     o   The South Western Extensions

         Previous drilling and mining on the 1450 level by INCO had suggested the potential for this area to host a significant Ni resource. Recent surface drilling by FNX (FNX3066: 1.3% Ni, 0.2% Cu over 97.5ft; and FNX3067: 1.3% Ni, 0.2% Cu over 62.0 ft) has confirmed this potential.

         Increased definition of the south western extensions of the Inter Main Deposit became possible late in 2003 as development of suitable underground drilling platforms progressed. The data derived from this drilling allowed for the completion of both a geological model and a resource model for that portion of the mineralization which occurs between 1300 and 1700 levels. This modelling has defined an inferred resource estimated at 505,000 tons grading 1.7% Ni and 0.23% Cu. In 2004, increased definition of this part of the Inter Main Deposit will be accomplished with the completion of 20 holes for 12,000 ft. This drilling should provide the confidence required for the completion of an upgraded resource model leading ultimately to a reserve estimation.

                                                         FNX Mining Company Inc.
                                                                  23 March, 2004


Table 6: McCreedy West: Inter Main Deposit - Graded Assays within Reserve Area

      ---------------- -------------------------------- ---------------------
         Borehole                   Feet                         %
                       -------------------------------- ---------------------
                          From        To       Length         Cu         Ni
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0085          576.0      611.5       35.5        0.2        1.3
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0086          545.0      547.4        2.4        0.1        1.8
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0087          468.5      505.0       36.5        0.2        2.2
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0091          380.0      395.0       15.0        0.3        1.5
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0098          551.8      568.8       17.0        0.3        2.0
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0104          546.0      568.0       22.0        0.3        2.6
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0112          489.7      512.6       22.9        0.1        1.1
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0122          501.2      516.5       15.3        0.2        3.0
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0123          461.2      495.0       33.8        0.2        3.2
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0124          477.7      506.3       28.6        0.2        3.5
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0125          467.0      502.0       35.0        0.2        3.0
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0126          456.8      497.4       40.6        0.3        2.8
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.           465.4      487.3       21.9        0.2        3.8
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0127          453.3      460.0        6.7        0.2        3.6
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0128          467.1      535.0       67.9        0.3        1.8
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.           467.1      495.0       27.9        0.3        2.7
      ---------------- ---------- ---------- ---------- ---------- ----------
            and            514.0      535.0       21.0        0.4        1.5
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0138          567.6      572.7        5.1        0.3        1.7
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0148          379.0      425.0       46.0        0.3        2.9
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.           399.5      420.5       21.0        0.3        3.9
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0149          444.0      447.5        3.5        0.2        1.3
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0156          484.4      548.3       65.9        0.1        1.7
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0157          494.4      523.3       28.9        0.1        0.9
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.           494.4      501.7        7.3        0.2        1.5
      ---------------- ---------- ---------- ---------- ---------- ----------
            and            513.6      523.3        9.7        0.2        1.0
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0174          466.8      490.9       24.1        0.3        2.2
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.           478.3      487.9        9.6        0.3        3.7
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0176          408.8      414.7        5.9        0.4        2.8
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0177          403.7      418.1       14.4        0.4        4.4
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.           403.7      413.4        9.7        0.4        5.2
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0182          501.6      535.0       33.4        0.2        3.2
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.           509.8      529.5       19.7        0.3        4.1
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0183          480.7      525.0       44.3        0.2        3.2
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0184          434.3      458.6       24.3        0.2        1.4
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.           434.3      446.7       12.4        0.2        2.1
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0185          461.4      530.0       68.6        0.4        1.4
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.           477.0      500.0       23.0        0.5        2.5
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.           477.0      487.5       10.5        0.6        4.3
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0186                                               nsv
      ---------------- ---------- ---------- ---------- ---------------------
          FNX0187          526.5      544.2       17.7        0.2        4.0
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0188          441.4      495.3       53.9        0.4        1.9
      ---------------- ---------- ---------- ---------- ---------- ----------

                                                        FNX Mining Company Inc.
                                                                 23 March, 2004

      ---------------- -------------------------------- ---------------------
         Borehole                   Feet                         %
                       -------------------------------- ---------------------
                          From        To       Length         Cu         Ni
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.           441.4      454.3       12.9        0.6        4.2
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0206          546.3      571.9       25.6        0.3        2.1
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.           546.3      558.9       12.6        0.4        3.6
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0207          501.6      519.6       18.0        0.2        1.8
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.           501.6      513.3       11.7        0.2        2.4
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0215          500.9      519.2       18.3        0.1        2.1
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0216          532.8      548.7       15.9        0.4        1.3
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0217          500.8      536.4       35.6        0.4        1.8
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.           500.8      520.8       20.0        0.5        2.6
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0218          505.1      521.4       16.3        0.3        2.6
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0219          526.2      542.3       16.1        0.3        1.6
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0228          498.0      532.5       34.5        0.2        2.6
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.           498.0      511.9       13.9        0.2        3.4
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0229          490.0      496.0        6.0        0.3        1.2
      ---------------- ---------- ---------- ---------- ---------- ----------
            and            514.0      532.2       18.2        0.1        1.0
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0230          516.0      527.5       11.5        0.4        1.6
      ---------------- ---------- ---------- ---------- ---------- ----------
            and            611.5      619.8        8.3        0.3        0.9
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0231                                               nsv
      ---------------- ---------- ---------- ---------- ---------------------
          FNX0233          444.6      488.0       43.4        0.2        1.5
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.           446.7      454.9        8.2        0.3        3.1
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.           477.0      488.0       11.0        0.2        3.1
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0234          425.2      442.8       17.6        0.6        2.6
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0236          564.1      568.6        4.5        0.3        1.0
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0244          395.7      416.2       20.5        0.3        2.1
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0263                                               nsv
      ---------------- ---------- ---------- ---------- ---------------------
          FNX0264          132.5      136.5        4.0        0.3        1.8
      ---------------- ---------- ---------- ---------- ---------- ----------
            and            153.5      159.4        5.9        0.6        4.3
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0265                                             nsv
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0266           62.1       63.2        1.1        0.2        3.0
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0267           81.8       88.6        6.8        0.2        4.1
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0294           67.4       92.0       24.6        0.3        4.1
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0295                                               nsv
      ---------------- ---------- ---------- ---------- ---------------------
          FNX0297          147.5      156.0        8.5        0.2        1.9
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0325          212.3      213.0        0.7        0.4        3.0
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0327           52.8       95.9       43.1        0.4        2.0
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.            52.8       67.0       14.2        0.6        3.8
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0329           78.0      176.5       98.5        0.2        1.6
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.            78.0      108.0       30.0        0.4        2.7
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.           169.1      176.5        7.4        0.3        3.8
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0330          190.7      205.2       14.5        0.2        2.8
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0331           87.7      128.3       40.6        0.2        1.1
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.            87.7      106.5       18.8        0.2        1.7
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.           120.6      128.3        7.7        0.1        1.1
      ---------------- ---------- ---------- ---------- ---------- ----------

                                                         FNX Mining Company Inc.
                                                                  23 March, 2004

      ---------------- -------------------------------- ---------------------
         Borehole                   Feet                         %
                       -------------------------------- ---------------------
                          From        To       Length         Cu         Ni
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0332          107.6      110.5        2.9        0.1        1.7
      ---------------- ---------- ---------- ---------- ---------- ----------
            and            147.4      154.2        6.8        0.2        1.1
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0333          141.8      158.9       17.1        0.5        2.6
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.           142.6      151.4        8.8        0.4        3.3
      ---------------- ---------- ---------- ---------- ---------- ----------
            and            259.3      279.0       19.7        0.3        1.3
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.           271.5      279.0        7.5        0.4        2.3
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0334          103.7      132.8       29.1        0.4        1.2
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.           103.7      110.0        6.3        1.1        1.8
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.           120.4      132.8       12.4        0.3        1.7
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0335          139.1      152.0       12.9        0.5        3.3
      ---------------- ---------- ---------- ---------- ---------- ----------
            and            196.7      212.9       16.2        0.6        3.2
      ---------------- ---------- ---------- ---------- ---------- ----------
            and            276.5      280.0        3.5        0.5        3.6
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0338           95.9      123.9       28.0        0.8        2.7
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.            97.3      106.5        9.2        0.8        4.0
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.           111.7      121.6        9.9        0.8        3.0
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0375                                               nsv
      ---------------- ---------- ---------- ---------- ---------------------
          FNX0376          187.0      191.2        4.2        0.1        0.8
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0380          613.1      637.8       24.7        0.2        0.9
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0427          137.0      152.7       15.7        0.2        2.7
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0429          245.4      253.9        8.5        0.1        1.8
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0430                                               nsv
      ---------------- ---------- ---------- ---------- ---------------------
          FNX0431          154.2      167.7       13.5        0.2        2.7
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0432          133.8      145.6       11.8        0.4        1.8
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0433           78.7       88.8       10.1        0.2        2.7
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0434          104.2      144.5       40.3        0.3        2.3
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0439          180.7      199.7       19.0        0.1        2.1
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0440          244.1      303.3       59.2        0.1        1.5
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0441                                               nsv
      ---------------- ---------- ---------- ---------- ---------------------
          FNX0442          230.9      283.9       53.0        0.1        2.6
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0443          173.0      188.0       15.0        0.2        2.4
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0444          143.1      150.0        6.9        0.1        2.1
      ---------------- ---------- ---------- ---------- ---------- ----------
         FNX0444B          160.6      163.6        3.0        0.2        4.0
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0600          109.2      120.2       11.0        0.1        2.1
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0602          124.0      126.5        2.5        0.3        3.1
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0603          141.6      251.4      109.8        0.2        1.3
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.           141.6      210.0       68.4        0.2        1.6
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0604           93.1      116.1       23.0        0.2        3.6
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0605          135.0      204.2       69.2        0.1        1.4
      ---------------- ---------- ---------- ---------- ---------- ----------
           incl.           135.0      169.5       34.5        0.1        2.0
      ---------------- ---------- ---------- ---------- ---------- ----------
          FNX0607          150.6      155.0        4.4        0.5        1.9
      ---------------- ---------- ---------- ---------- ---------- ----------

                                                        FNX Mining Company Inc.
                                                                 23 March, 2004


                 [GRAPHIC OMITTED - Inter Main Ni-Cu Deposit]

                                                        FNX Mining Company Inc.
                                                                 23 March, 2004


8.1.4.3  East Main Deposit

The East Main Deposit occurs to the east of the main ramp between surface and 920 Level, and consists of semi-massive to massive pyrrhotite-pentlandite-chalcopyrite-pyrite contact-style mineralization. The central portion of the deposit occupies a south easterly trending embayment that extends from surface, down dip to a depth of at least 600 ft below surface (Figure 6). The mineralized zone is typically between 8 and 25 ft thick and predominantly occurs near the base of the granite breccia horizon adjacent to the gneissic footwall rocks. In the southern, down dip extension of the East Main, the mineralization splays into two narrow zones, each between eight and 15 ft wide, and separated by 12 - 30 ft of weakly mineralized granite breccia and sublayer.

The East Main Deposit is located close to surface infrastructure, which has made the logistics of drilling more complex. However, in mid April 2003, a near term surface production drilling program was completed. This program consisted of 6,803 ft of drilling in 11 holes, at 50 to 80 ft centres.

Intersections demonstrating the potential of this deposit are:

        o   0.85% Cu, 3.05%, Ni over 14.1 ft in drillhole FNX3058

        o   0.83% Cu, 2.70%, Ni, over 21.8 ft in drillhole FNX3063

        o   0.41% Cu, 4.67%, Ni, over 18.8 ft in drillhole FNX3048

        o   0.41% Cu, 3.43%, Ni, over 25.4 ft in drillhole FNX3037

In February 2003, FNX estimated an indicated resource for the East Main of 167,000 tons at 0.35% Cu, 2.54% Ni. In July, 2003, a subset of this resource was upgraded to a probable reserve of 131,000 tons grading 0.35% Cu, 2.27% Ni. This estimate was verified by Roscoe Postle Associates.

With the completion of the East Main exploration crosscut from the 950 Level, testing of this deposit switched to underground drilling. This drilling confirmed the known extent of the East Main mineralization, limiting the proximal potential of this deposit to the east. However, this drill program did provide additional encouragement for the up dip potential of the western extensions of the Inter Main Deposit. No drilling is scheduled for the East Main Deposit in 2004, as the 2003 program was sufficient to define the mineral reserve. Mining has commenced on the 420 and 450 Levels and to date approximately 29,500 tons grading 0.4% Cu and 2.1% Ni have been mined from the East Main.

                                                         FNX Mining Company Inc.
                                                                  23 March, 2004


                     [GRAPHIC OMITTED - EAST MAIN DEPOSIT]

                                                         FNX Mining Company Inc.
                                                                  23 March, 2004


8.1.5    Footwall-Type Cu-PGM  Deposit Targets

The Footwall Type Cu-Ni-PGM vein deposits are represented by the 700 Deposit, 950 Deposit, and the PM Deposit. The spatial relationships of these are shown on Figure 3.

8.1.5.1  700 Deposit

This deposit, located between the 500 and 700 Levels, is part of an eastward-plunging and south-dipping structural zone contained within an area of footwall Sudbury Breccia that extends from surface to a depth of at least 3000 ft Mineralization within the 700 Deposit is restricted to sharp walled veins which cross cut both the Sudbury Breccia matrix and clasts. Individual veins, ranging in thickness from several inches up to 13 ft, are composed of massive chalcopyrite with accessory pentlandite, millerite and pyrrhotite, and have strike and dip lengths ranging from 25 to 350 ft (Figure 7). Prior to the mine closing in 1997, 41,000 tons of ore were produced from the narrow veins and averaged 5.35% Cu, 0.56% Ni, 4.0 g/t TPM.

One hundred-ninety three historic drillholes with 437 significant intersections have been reported from this zone. One hundred-twenty eight (29.3%) of the intersections are in excess of 15.0 g/t TPM, with the highest being 110.0 g/t over 0.4 ft

In February 2003, FNX estimated an indicated and measured resource in the 700 Deposit of 139,000 tons at a grade of 6.1% Cu, 0.81% Ni, 0.18 oz/ton (5.6 g/t) TPM. In July, 2003, a subset of this resource was upgraded to a probable reserve of 119,000 tons grading 6.83% Cu, 0.75% Ni, 0.17 oz/ton (5.3 g/t) TPM. This estimate was verified by independent consultants Roscoe Postle Associates.

In 2003, 22 holes were completed at the 700 Vein Complex for a total of 3600 ft. This drilling was designed mostly to assist production, as the exploration potential proximal to the vein system is limited by extensive historical drilling. Mining of the veins by narrow vein mining methods commenced early in 2003 with production to the end of March, 2004 amounting to 10,300 tons grading 6.53% Cu, 0.7% Ni, 4.1 g/t TPM. Drilling in the 700 Deposit in 2004 will be for production purposes.

                                                         FNX Mining Company Inc.
                                                                  23 March, 2004

                        [GRAPHIC OMITTED - 700 DEPOSIT]

                                                         FNX Mining Company Inc.
                                                                  23 March, 2004

                                                         FNX Mining Company Inc.
                                                                  23 March, 2004


8.1.5.2  950 Deposit

The 950 Deposit (Figure 3) is located to the east and down plunge from the 700 Deposit described above. This deposit comprises two distinct styles of mineralization: (i) massive chalcopyrite, pentlandite and millerite veins ranging in thickness from 3 inches to 3.0 ft, and (ii) a broader zone of irregular stringers and disseminated chalcopyrite blebs. The veins exhibit a steep southerly apparent dip on geological cross-sections, while the broader package of mineralization appears to dip more shallowly to the south, sub-parallel to and within a wide zone of footwall Sudbury Breccia.

Preliminary drilling on the 950 Deposit by Inco Ltd. had suggested the potential for a sizeable high grade mineralized deposit. Twenty-one drillholes yielded 54 significant intersections, 22 of which were greater than 10 ft

In October 2002, FNX began a short underground exploration drilling program from the rehabilitated 550-600 Levels of the McCreedy West Mine. Fifteen diamond drill holes were completed between 2450 and 2600 sections for a total of 10,832 ft This drilling helped to define the 950 Deposit (on 50 to 80 ft centres ) over a strike length of 200 ft with a down dip extent of 600 ft Intersections demonstrating potential from the 950 Deposit drilling include:

        o   2.4% Cu, 0.3% Ni, 5.1 g/t TPM over 24.0 ft in hole FNX0016

        o   2.4% Cu, 0.3% Ni, 5.1 g/t TPM over 24.0 ft in hole FNX0016

        o   1.2% Cu, 0.6% Ni, 4.8 g/t TPM over 33.6 ft in hole FNX0017

        o   5.1% Cu, 0.1% Ni, 6.8 g/t TPM over 37.1 ft in hole FNX0019

In February, 2003, an indicated resource of 520,000 tons, grading 1.44% Cu, 0.27% Ni and 5.28 g/t TPM, was estimated for the 950 Deposit. This estimation, by FNX, was verified by independent consultants Roscoe Postle Associates (March, 2003).

In 2004, a short exploration ramp will be completed into the 950 Deposit and the information generated from this ramping together with the associated drilling program will permit completion of a reserve estimation later in the year.

8.1.5.3  PM Deposit

The PM Deposit is located below the 1450 Level at McCreedy West Mine within a broad package of footwall Sudbury Breccia. Mineralization typically consists of chalcopyrite +/- millerite +/- pendlandite + PGM (Pt+Pd Bismuth Tellurides) within a mineralized envelope which generally dips 38(degree) to the southeast. The mineralization style varies throughout the deposit but in general terms it consists of the following which make this deposit potentially amenable to bulk mining:

                                                         FNX Mining Company Inc.
                                                                  23 March, 2004


        1. Discontinuous narrow veins and stringers of chalcopyrite +/- millerite. Although discontinuous, the veins maintain a general trend which dips shallowly to the SE. The sulphides tend to wrap around clasts in the Sudbury Breccia rather than cross cut.

        2.  Disseminated chalcopyrite within the matrix of Sudbury Breccia

        3. Blebs of chalcopyrite which have replaced the mafic components of some clasts.

        4. Extreme low sulphide zones (0.1 to 0.2% S) with high precious metals that are associated with narrow sulphide veinlets and disseminated chalcopyrite and millerite.

Prior to FNX's involvement at McCreedy West Mine, Inco Ltd. had completed 44 drill holes in the PM Deposit. These yielded 44 significant intersections, 34 of which are greater than 20 ft thick.

The first hole drilled on the property by FNX Mining (FNX3000) intersected
250.7 ft (150 ft true width) of 1.17% Cu, 0.22% Ni and 6.24 g/t TPM. This hole transected the heart of the PM Deposit, with the mineralization style consisting of narrow fracture fill and replacement veins and disseminations. Other holes drilled closer to the eastern margins of the deposit encountered indistinguishable low sulphide type mineralization consisting of veinlets and disseminations. One of these holes (FNX3022), intersected 64.10 ft grading 0.07% Cu, 0.05% Ni, and 15.15 g/t TPM.

From April 1, 2003 to March 23, 2004, FNX completed 85 underground holes at the PM Deposit for a total of 51,039 ft, and a grand total of 118 drillholes for 88,298 ft since inception of the program. Most of this drilling was completed from the 1600 and 950 Levels with the objective of testing the continuity of the mineralization; increase confidence levels and add to the understanding of the geologic controls to mineralization. In 2004, an additional 60,000 ft of drilling is planned for the PM Deposit. This drilling will provide increased definition of most of the deposit at 50 to 80 foot centres, and attempt to expand the limits of the known deposit.

The success of the 2003 and previous drilling programs, led the Sudbury Joint Venture to initiate an advanced exploration and bulk sampling program in mid - 2003. A PM access ramp was driven from the 1500 Level of the main ramp, and by the end of March 2004, 700 ft of this ramp had been completed. In 2004, the access ramp will be driven across the main portion of the PM Deposit, remaining in mineralization throughout. Cross cuts will be driven at various intervals along the access ramp to permit larger bulk samples to be collected. The increased geologic knowledge derived from the bulk sample and drilling data, will provide the basis for a mineral resource estimate, which, when combined with the metallurgical information generated, will lead to the completion of a final feasibility study by summer 2004.

                                                                                           FNX Mining Company Inc.
                                                                                                   23 March, 2004


Table 7:  McCreedy West - PM Deposit : 2003 / 2004 Drilling - Graded Assays
        -------------- --------------------------------- ------------------- -------------------------------------
          Borehole                   Feet                        %                           g/t
        -------------- --------------------------------- ------------------- -------------------------------------
                         From        To       Length       Cu        Ni         Pt        Pd       Au       TPM
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0056         684.6     751.1         66.5     1.1         0.1        1.3      2.0      1.1      4.4
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          684.6     693.9          9.3     1.2         0.3        1.6      3.3        5      9.9
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          703.3     715.4         12.1     1.4         0.1        2.1      3.9      1.3      7.2
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          743.6     751.1          7.5     2.4         0.1        3.5      3.8      0.3      7.6
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0057         630.5     720.3         89.8     1.9         0.4        2.8      3.3      1.2      7.4
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          686.6     720.3         33.7     3.5         0.5        5.4      6.4      2.3     14.1
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          712.8     720.3          7.5     8.5         1.3       13.8     14.5      7.9     36.2
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0058         544.8     553.3          8.5     1.6         1.1        1.5      2.6      0.9      5.0
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
             and           605.7     642.6         36.9     1.4         0.4        1.5      2.0      0.8      4.3
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
             and           664.8     666.0          1.2     6.9         1.6       16.8     16.6      3.1     36.5
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0059         616.4     625.5          9.1     4.2         0.4        2.1      3.1      1.7      6.8
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
             and           653.4     675.0         21.6     0.4         0.1        1.2      1.0      0.4      2.6
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0060         690.0     694.8          4.8     1.8         0.2        1.9      4.0      0.5      6.4
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
             and           728.0     774.8         46.8     0.4         0.1        1.1      1.2      0.2      2.5
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          761.3     774.8         13.5     0.2         0.1        1.9      2.3      0.2      4.4
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
             and           821.2     829.0          7.8     0.1         0.1        3.3      3.0      0.2      6.5
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0061         613.7     645.5         31.8     1.2         0.4        1.4      1.9      0.4      3.8
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          637.0     645.5          8.5     2.1         1.0        2.8      2.9      0.3      5.9
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0062         527.0     670.3        143.3     0.8         0.2        1.4      1.8      0.5      3.7
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          527.0     579.8         52.8     1.0         0.2        0.9      1.5      0.4      2.8
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          609.4     670.3         60.9     0.9         0.2        2.4      2.6      0.7      5.7
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          648.7     670.3         21.6     0.9         0.2        3.8      3.3      0.7      7.8
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0063         490.2     497.1          6.9     2.7         0.5        1.1      1.4      1.8      4.3
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
             and           598.8     608.1          9.3     0.4         0.1        0.9      0.9      2.2      4.0
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0064         399.9     405.0          5.1     5.1         0.3        0.4      1.2      0.5      2.1
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
             and           509.8     518.7          8.9     9.0         1.1        4.9      7.1      7.0     19.0
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0065         535.2     551.6         16.4     1.3         0.2        1.5      1.7      0.3      3.5
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0092         347.5     510.0        162.5     0.2        <0.1        1.1      1.9      0.2      3.3
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          356.5     371.5         15.0     0.4         0.3        3.6      9.1      0.2     12.9
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          391.0     406.0         15.0     0.9         0.1        1.9      3.5      1.7      7.0
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          470.0     510.0         40.0     0.1         0.1        2.3      2.8      0.1      5.2
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          495.0     510.0         15.0    <0.1        <0.1        4.0      3.6     <0.1      7.7
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0093         255.0     355.0        100.0     0.8         0.3        2.3      5.7      1.1      9.2
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          335.0     355.0         20.0     2.5         1.2        7.4     23.3      4.7     35.4
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0094         235.0     245.0         10.0     0.6         0.5        3.0      4.8      0.7      8.5
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
             and           314.0     317.0          3.0    15.7         1.3       26.3     52.5     22.4    101.2
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0095         264.0     355.0         91.0     0.5         0.4        3.0      3.9      1.3      8.2
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          264.0     318.0         54.0     0.8         0.6        4.6      6.0      1.0     11.6
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          345.0     355.0         10.0     0.1         0.1        1.8      2.8      6.9     11.5
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0096         200.0     320.0        120.0     0.2        <0.1        1.8      2.0      0.2      4.0
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          200.0     225.0         25.0     0.5         0.1        5.5      5.2      0.4     11.1
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          275.0     295.0         20.0     0.4         0.1        1.7      3.0      0.4      5.0
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
             and           365.0     375.0         10.0     0.3         0.7        4.2      5.3      1.5     10.9
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0097         316.5     335.0         18.5     0.8         0.3        5.8      4.2      0.4     10.4
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0105         260.0     404.8        144.8     0.4         0.1        1.8      2.8      0.8      5.4
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------

                                                                                           FNX Mining Company Inc.
                                                                                                   23 March, 2004

        -------------- --------------------------------- ------------------- -------------------------------------
          Borehole                   Feet                        %                           g/t
        -------------- --------------------------------- ------------------- -------------------------------------
                         From        To       Length       Cu        Ni         Pt        Pd       Au       TPM
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          260.0     305.0         45.0     0.5         0.1        2.5      2.8      1.7      6.9
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          345.0     368.0         23.0     1.2         0.3        3.4      7.1      1.4     11.9
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          398.4     404.8          6.4     0.5         0.7        7.2       13      0.2     20.4
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0106         262.7     426.6        163.9     0.3         0.1        1.0      1.4      0.2      2.6
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          262.7     275.7         13.0     1.2         0.2        1.5      4.5      0.7      6.7
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0106         343.8     360.8         17.0     0.9         0.4        3.9      6.4      1.0     11.4
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          407.4     426.6         19.2     0.1         0.1        2.3      1.9      0.2      4.3
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0107         254.3     340.5         86.2     0.4         0.1        1.2      1.9      0.4      3.5
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          254.3     256.6          2.3     0.6         0.1        3.6      6.3      3.4     13.3
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          286.7     298.5         11.8     1.0         0.2        3.1      4.5      0.6      8.1
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0108         239.3     323.7         84.4     0.9         0.3        2.4      3.1      1.2      6.7
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          239.3     240.2          0.9    11.0         0.2       21.8     33.4      6.9     62.1
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          292.7     323.7         31.0     2.0         0.9        5.0      6.6      2.9     14.5
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0109         218.0     350.8        132.8     0.2         0.1        1.4      2.3      0.2      3.9
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          218.0     242.0         24.0     0.3         0.3        2.9      5.7      0.7      9.2
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          325.8     350.8         25.0     0.8         0.3        3.6      5.4      0.5      9.4
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0110         291.0     370.0         79.0     0.6         0.1        3.2      4.4      0.7      8.4
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          300.0     335.0         35.0     1.0         0.2        6.0      7.7      1.4     15.1
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0114         595.0     600.0          5.0     0.7         0.1        3.2      1.7      1.9      6.7
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
             and           625.0     635.0         10.0     0.9         0.1        1.3      1.9      0.4      3.6
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0115         610.7     701.3         90.6     1.4         0.2        2.0      2.4      0.9      5.2
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          610.7     615.2          4.5     3.6         0.6        4.9      5.8      1.7     12.4
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          655.7     701.3         45.6     1.8         0.1        2.6      3.3      1.2      7.0
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0116         544.4       560         15.6     0.3         0.1        1.2      1.4      0.3      2.9
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0117         362.2     370.6          8.4     2.0         0.5        0.4      0.9      0.9      2.2
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
             and           474.6       501         26.4     0.6         0.2        1.5      1.3      0.7      3.4
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
             and           524.0     529.1          5.1     2.8         0.6        1.6      4.9      0.5      7.0
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0118         345.9     348.1          2.2     6.2         0.4        0.4      1.0      0.3      1.7
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
             and           587.2     628.3         41.1     0.4        <0.1        0.7      0.6      0.2      1.5
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0119         482.4     491.5          9.1     1.5         0.5        1.2      2.1      0.9      4.2
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0120         413.7     415.0          1.3    14.1         0.0        1.2      7.6      0.2      9.0
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
             and           435.0     436.4          1.4    11.2         3.0        2.5      3.9      0.6      6.9
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0121         474.0     479.4          5.4      10         0.3        1.6      3.9      0.8      6.4
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0131         314.5     355.0         40.5     1.8         0.2        3.2      4.0      0.9      8.1
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          314.5     326.0         11.5     6.0         0.5        9.0     11.9      2.4     23.4
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          350.0     355.0          5.0     0.6         0.3        4.5      4.6      1.9     11.0
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0132         320.8     325.0          4.2    20.5         8.2       36.9     91.6     11.9    140.4
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0133         323.5     327.5          4.0     4.3         0.9        7.1     16.5      3.3     26.9
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0134         295.6     304.6          9.0     0.4         0.1        1.3      2.1      0.5      3.9
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0135         350.0     357.7          7.7     1.3         2.4        9.8      3.0      0.2     12.9
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0139         397.6     403.6          6.0     0.5         0.4       10.9     12.4      0.6     23.9
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0140         390.0     420.8         30.8     0.2        <0.1        2.3      3.0      0.3      5.6
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          410.0     420.8         10.8     0.3         0.1        5.0      5.2      0.6     10.8
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
             and           451.6     456.6          5.0     0.0         0.0        4.0      2.7     <0.1      6.7
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0151         237.5     344.5        107.0     0.8         0.1        1.8      2.1      2.7      6.7
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          311.5     313.0          1.5    17.3         0.5       19.3     24.1      161    204.4
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.            332     344.5         12.5     2.2         0.7        4.4      7.3      1.9     13.6
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------

                                                                                           FNX Mining Company Inc.
                                                                                                   23 March, 2004


        -------------- --------------------------------- ------------------- -------------------------------------
          Borehole                   Feet                        %                           g/t
        -------------- --------------------------------- ------------------- -------------------------------------
                         From        To       Length       Cu        Ni         Pt        Pd       Au       TPM
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.            332     335.0          3.0     9.1         2.7       18.1     30.3      3.6       52
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0152           220     380.0          160     0.5         0.2        1.4        2      0.3      3.7
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.            220     255.0         35.0     1.4         0.8          3      5.4      0.7      9.1
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          277.5     281.8          4.3     2.9         0.7        6.8     11.3      1.8     19.9
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.            355     380.0         25.0     0.1           0        2.9        2      0.4      5.3
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.            405     410.0          5.0     0.2        <0.1        3.3      2.5      0.4      6.2
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0154         249.6     349.1         99.5     0.9         0.1        2.1      2.8      0.3      5.2
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          281.1     308.6         27.5     1.3         0.1        2.7      4.1      0.5      7.3
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0158          80.0      83.8          3.8     0.6         0.2        1.6      2.4      0.8      4.8
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0159         132.9     144.3         11.9     0.3         0.2        1.6      2.1      0.3        4
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0160         142.5     148.9          6.4     2.2         0.1        4.1      4.3      0.7      9.1
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0179         130.4       171         40.6     0.8         0.1        1.1      1.0      0.2      2.2
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          130.4     139.3          8.9     1.8         0.5        2.8      1.6      0.3      4.7
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0180          78.0      86.1          8.1       4         0.3        3.8      4.3      1.4      9.5
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0181         104.3     128.8         24.5     0.7         0.1        1.2      1.5      0.2      2.9
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0189           245     327.5         82.5     0.8         0.1        1.9      2.2      0.7      4.8
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.            300     327.5         27.5     1.3         0.2        3.5      4.1      0.8      8.5
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0190           205     290.0         85.0     1.4         0.1        2.8      4.1      1.6      8.5
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.            244     277.5         33.5     2.7         0.2        5.4      8.3      3.6     17.3
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0191         177.5     280.0        102.5     0.9         0.1        1.9      2.4      0.5      4.8
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          177.5     200.0         22.5     1.9         0.1        1.9      3.7      0.3      5.9
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.            225     237.5         12.5     1.4         0.3        3.3      3.9      1.7      8.9
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          267.5     280.0         12.5     1.4         0.2        4.1        5      0.7      9.8
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0196         210.0     307.9         97.9     0.9         0.1        1.3      1.8      0.3      3.5
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
             and           333.5     340.5          7.0     2.3         0.7        5.7      6.2      1.9     13.8
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0197         186.1     335.1        149.0       1         0.2        2.6      3.4      0.5      6.5
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          280.4     306.6         26.2     3.4         0.9        9.4       12      1.5     22.9
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0198         209.4     221.4         12.0     1.9         0.5       15.5     10.3      2.9     28.7
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
             and           254.4     301.4         47.0     0.7         0.2        2.2      2.7      1.5      6.4
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0199         226.8     231.8          5.0     1.1         0.2        3.6      4.9      2.3     10.8
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
             and           292.3     298.3          6.0     0.3         0.2        6.6      5.6      0.4     12.6
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0201         167.2     292.2        125.0     0.6         0.1        2.1      2.4      0.6      5.1
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          167.2     185.2         18.0     1.2         0.2        5.7      4.9      0.7     11.3
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          232.7     250.7         18.0     1.1         0.3        4.0      4.7      1.1      9.8
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          269.2     292.2         23.0     0.6         0.2        2.2      3.0      1.0      6.2
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0203         195.1     202.3          7.2     4.2         1.0        7.3        9      5.1     21.3
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0204         138.5     188.4         49.9     0.7         0.3        1.5      1.5      0.4      3.4
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          138.5     155.5         17.0     1.6         0.8        3.5      3.1      1.0      7.6
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0205         282.3     449.8        167.5     0.8         0.2        1.4      1.8      0.7      3.9
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          351.3     365.3         14.0     1.5         0.2        2.4      3.8      1.0      7.2
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          391.8     416.3         24.5     1.5         0.6        3.1      3.4      2.5      9.0
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0208                                                                           nsv
        -------------- ---------- --------- ------------ ------- ----------- -------------------------------------
           FNX0220         175.0     255.0         80.0     1.1         0.2        2.2      2.3      0.7      5.1
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          221.8     255.0         33.2     1.9         0.3        3.9      4.0      1.2      9.0
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0221         166.1     210.9         44.8     0.8         0.2        1.9      2.1      0.3      4.3
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          198.3     210.9         12.6     1.3         0.3        3.5      3.6      0.3      7.4
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0222         157.7     221.5         63.8     1.1         0.2        2.1      2.9      0.7      5.7
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------

                                                                                           FNX Mining Company Inc.
                                                                                                   23 March, 2004

        -------------- --------------------------------- ------------------- -------------------------------------
          Borehole                   Feet                        %                           g/t
        -------------- --------------------------------- ------------------- -------------------------------------
                         From        To       Length       Cu        Ni         Pt        Pd       Au       TPM
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0223         157.5     260.0        102.5     1.2         0.4        2.3      3.4      0.7      6.4
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          235.0     260.0         35.0     2.0         0.4        3.8      5.8      1.4       11
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0224         215.4     289.5         74.1     1.1         0.3        2.7      3.2      0.9      6.8
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          248.1     263.1         15.0     2.3         0.6        4.2      6.3      2.1     12.6
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          280.2     289.5          9.3     1.9         0.2        8.1      7.3      1.5     16.9
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0225         170.0     322.5        152.5     0.8         0.2        2.2      1.9      1.8      5.9
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          170.0     180.0         10.0     0.8         0.2        6.7      3.4      1.8     11.9
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          200.0     225.0         25.0     1.2         0.2        1.7      2.0      2.0      5.6
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          245.0     322.5         77.5     1.0         0.3        2.9      2.5      2.6      7.9
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          260.0     275.0         15.0     2.0         0.4        4.0      4.6      1.1      9.7
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          310.0     322.5         12.5     2.8         0.9       10.6      6.8     13.8     31.2
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
             and           405.0     415.0         10.0     0.1         0.1        3.5      2.7      0.2      6.4
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
             and           485.0     495.0         10.0     0.2         0.0        3.2      2.5      0.5      6.2
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0226         140.0     285.0        145.0     0.6         0.2        1.7      1.8      0.6      4.1
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          185.0     255.0         70.0     0.7         0.3        2.2      2.5      0.7      5.5
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0227           160     325.0        165.0     0.8         0.1        1.6      1.8      1.1      4.6
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
             and             160     180.0         20.0     1.5         0.6        2.6      3.7      1.3      7.5
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
             and             285     325.0         40.0     1.3         0.1        3.5      3.2      3.3     10.0
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0241         251.8     256.8          5.0     2.0         0.1        4.9      6.6      2.8     14.3
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
             and           319.8     327.2          7.4     8.3         1.8       13.6     24.8      3.3     41.7
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0242                                        nsv      outside    deposit
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0243           215     225.0         10.0     0.5         0.2        1.7      1.4      0.3      3.4
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
             and             305     335.0         30.0     1.4         0.2        6.8      5.1      0.4     12.4
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          322.5     330.0          7.5     4.8         0.8       21.4     15.4      0.4     37.2
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0247         417.8     423.8          6.0     2.7         0.5        8.6     11.8      2.8     23.2
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
             and           538.8     548.8         10.0    <0.1        <0.1        9.2     34.2      0.0     43.4
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0254         254.9     257.9          3.0     4.2         4.3       12.6     32.4      2.7     47.7
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
             and           304.7     381.2         76.5     2.2         0.3        3.5      4.7      0.5      8.8
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          304.7     334.7         30.0     1.8         0.2        3.9        6      0.9     10.8
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          368.7     376.2          7.5    13.8         2.3       16.7     20.1      0.5     37.3
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0255         330.0     400.0         70.0     0.5         0.1        2.6      3.1      0.5      6.2
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          355.0     362.5          7.5     1.6         0.2       11.2     10.9      1.3     23.4
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
            incl.          375.0     390.0         15.0     0.8         0.1        3.4      5.2      1.0      9.7
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0256         365.0     375.0         10.0     0.3         0.1        1.8      2.8      0.2      4.7
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
             and           391.8     395.6          3.8     0.5         0.1        3.1      3.6      0.4      7.1
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
             and           431.6     432.1          0.5    19.8         0.7       40.6     83.2      0.5    124.3
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
             and           470.0     475.0          5.0    <0.1        <0.1        1.6      5.0      0.0      6.7
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------
           FNX0271         148.7     159.0         10.3     1.5         0.2        2.4      1.8      0.6      4.8
        -------------- ---------- --------- ------------ ------- ----------- ---------- -------- -------- --------


                                                         FNX Mining Company Inc.
                                                                  23 March, 2004


                        [GRAPHIC OMITTED - PM DEPOSIT]

                                                         FNX Mining Company Inc.
                                                                  23 March, 2004



8.1.6    Resources & Reserves

The 2003 Technical Report (dated May 9, 2003 and filed on SEDAR May 21, 2003) outlined resource estimates for five of the seven known deposits at McCreedy West Mine, which totaled 1,740,000 tons in the measured and indicated categories and a further 376,000 tons in the inferred category. The resources were contained within the Inter Main, Upper Main and East Main contact-type deposits and the 700 and 950 footwall -type vein deposits. These resources were reviewed and audited by Roscoe Postle Associates (RPA Report March,
2003).

During the current reporting period, resources for the Inter Main and East Main deposits were updated to reflect additional drilling. A change in minimum mining width, additional drilling and raising were incorporated in the 700 Deposit resource update. Resources for four of the five deposits were converted to probable reserves (RPA Report, entitled " Review of the Mineral Resources and Mineral Reserves of the McCreedy West Mine Property, Sudbury Area, Ontario", and dated August 22, 2003 was authored by Richard Routledge, M.Sc (Appl.), P.Geol., and Graham G. Clow B.Sc., P.Eng). As announced in a news release dated February 23, 2004, an additional 505,000 tons of resource in the inferred category were added to the Southwest Extension of the Inter Main Deposit These additional resources were also reviewed by RPA.

Table 8:          McCreedy West Mine - Reserves
        ---------------- ---------------------------- ----------- -------- -------- ------- -------- ------- -----------
        Category                                      Tons        Ni       Cu       Pt      Pd       Au      TPM
        ---------------- ---------------------------- ----------- ----------------- ------------------------------------
                                                      (000s)             %                        oz/ton
        ---------------- ---------------------------- ----------- -------- -------- ------- -------- ------- -----------
        Probable         Contact Deposits                1,237.1  1.91     0.23
        ---------------- ---------------------------- ----------- -------- -------- ------- -------- ------- -----------
                         Footwall Deposits                 119.0  0.75     6.83     0.05    0.08     0.04    0.17
        ---------------- ---------------------------- ----------- -------- -------- ------- -------- ------- -----------
        Total                                            1,356.1
        ---------------- ---------------------------- ----------- -------- -------- ------- -------- ------- -----------


Table 9:          McCreedy West Mine - Resources  (in Addition to Reserves)

        ---------------- ---------------------------- ----------- -------- -------- ------- -------- -------- ----------
        Category                                         Tons       Ni       Cu       Pt      Pd       Au        TPM
        ---------------- ---------------------------- ----------- -------- -------- ------- -------- -------- ----------
                                                        (000s)           %                        oz/ton
        ---------------- ---------------------------- ----------- ----------------- ------------------------------------
        Indicated        Contact Deposits                      -       -        -        -       -        -        -
        ---------------- ---------------------------- ----------- -------- -------- ------- -------- -------- ----------
                         Footwall Deposits                 520.0    0.27     1.44     0.07    0.07     0.02     0.16
        ---------------- ---------------------------- ----------- -------- -------- ------- -------- -------- ----------
        Total                                              520.0    0.27     1.44     0.07    0.07     0.02     0.16
        ---------------- ---------------------------- ----------- -------- -------- ------- -------- -------- ----------
        Inferred         Contact Deposits                  821.3    1.67     0.31        -       -        -        -
        ---------------- ---------------------------- ----------- -------- -------- ------- -------- -------- ----------
                         Footwall Deposits                   8.2    0.85     7.44     0.08    0.12     0.06     0.26
        ---------------- ---------------------------- ----------- -------- -------- ------- -------- -------- ----------
        Total                                              829.5
        ---------------- ---------------------------- ----------- -------- -------- ------- -------- -------- ----------

8.1.7    Mining

The underground mine operations are accessed via a decline extending from surface to the 1600 Level. Men and material are transported via the -20% grade ramp to the mine working levels. Emergency egress from the mine is via a raise ladderway system extending from surface to the 1600 Level.

Ventilation is supplied to the mine using the existing #1 and #2 Fresh Air Raises. Fresh air enters the mine through the #1 Raise, which is equipped with two 150 HP 72 inch fans located on surface. Fresh air is also drawn into the mine through the #2 Raise by a 150 HP 72 inch fan located on the 1080 foot level underground. The majority of the exhaust air travels up the main access ramp to surface, with a smaller quantity leaving the mine via the Return Air Raise to surface. Mine air is heated during the winter months by the existing burner units installed atop the #1 and #2 Raises.

                                                         FNX Mining Company Inc.
                                                                  23 March, 2004


Production from the mine by the FNX-Dynatec Joint Venture commenced in May 2003 from the 700 Complex and Upper Main Deposits. The production rate at the mine and shipments to the Inco mill steadily increased throughout the year as access development progressed for the Inter Main and East Main Deposits. Daily shipped tonnage per mine operating day had averaged 840 tons for the month to March 23. Once more mining faces are available in the Inter Main it is expected that mine production and shipments will attain the targeted 1,000 tons per mine operating day by mid year.

Mining methods are dictated mainly by ore geometry and the need to minimize dilution. In the Footwall 700 Vein Deposit shrinkage mining is utilized in the steeper veins while conventional up-dip panel mining is used in the flatter veins. The Upper Main Contact Deposit utilizes mechanized cut and fill stoping and a combination of mechanized and conventional (captive) cut and fill stoping is being used on the East Main. For the Inter Main Deposit, initial ore production was from sill development required to outline the extent of the zone followed by production from both longhole and mechanized cut and fill stoping. An internal ramp system has been driven to provide access to the Inter Main Deposit from the 950 and the 1450 Levels at the eastern end of the mine.

Backfilling consists of unconsolidated waste produced from the mine development. Waste backfill will be placed in the mined stopes and various identified unfilled stopes and redundant levels in the mine from previous operations. A deferred fill program is planned for the 700 Deposit due to the stoping methods used, namely sequenced panel and shrinkage. Backfill will be selectively placed once stopes have been completed and mucked out.

Ore is mucked to temporary storage bays where, following loading into trucks with 8yd3 and 9yd3 diesel LHD units, it is transported to surface in 36 and 55 ton underground haulage trucks. Development waste is dumped directly into previously mined out areas or hauled to surface for temporary storage prior to returning underground as backfill.

The ore hauled from the mine is placed on a surface coarse-ore stockpile within a Process Containment pad which contains the crushing and sampling systems and the associated stockpiles and collects and diverts to treatment any surface water runoff from the stockpile pad. The design and construction of the stockpile pad has been completed by a third party engineering consultant The ore is reduced to a nominal -1" size through a 2-stage crushing circuit and then passed through a sampling tower for grade determination. Samples are sent to a third party laboratory for grade determination. A radial stacker is employed to stack segregated fine ore piles on a batch basis. The crushed and sampled ore is then loaded and trucked to Inco's weigh scale and then dumped at the Clarabelle Mill for processing. The only processing undertaken by the Joint Venture at the McCreedy West site is primary crushing of the ore. This reduces any environmental liability to the minimum. Milling and refining of the ore is subject to the terms of a processing Off-Take Agreement with Inco.

Compressed air is supplied to the mine at 100 psi by 1600 cfm and 1000 cfm screw compressors installed on surface. Air is distributed underground by an 8 inch diameter pipe located in the Emergency Manway. A 69 kV power line extends to the McCreedy West substation located on the site. Electrical power for the mine is provided to the mine from the main substation. Power is fed at 4160 volts to the mine by two 2/0 main feeder cables.

Underground communications are supplied through a Femco phone system at fixed locations, and through the leaky-feeder radio system. The fleet of mobile equipment for the mine production operations was purchased in 2003.

The McCreedy West mine operations are committed to a high standard of environmental stewardship. Sustainability is an important issue for every department, and involves protecting human health, reducing the impact of mining on the ecosystem, and returning the site to a state compatible with a healthy environment. A series of management systems for maintenance, environmental activities and occupational health and safety have been implemented. Currently, operations at McCreedy West are in compliance with applicable corporate standards and environmental regulations.

                                                         FNX Mining Company Inc.
                                                                  23 March, 2004


As part of the environmental program established at the mine to ensure the mining activities do not impact the site conditions, the collection and diversion of any potentially impacted surface water runoff is done. The Process Containment and Stockpile pad collects and diverts any surface water runoff from the stockpile pad to treatment. This engineered pad includes adequate storm water storage capacity, an impermeable liner, and proper drainage; all of which conform to environmental standards. Effluent water runoff is collected and diverted to the underground mine drainage system to the 1600 Level, then over to the Levack Mine and is eventually pumped to surface by Inco from the Coleman/McCreedy East Mine and treated at the Strathcona water treatment plant Depending on backfill requirements, waste produced from the mine development may be hauled and temporarily stored on surface on the containment pad.

The closure plan developed for the McCreedy West mine provides for "walk away" closure. The potential for acid rock drainage from the mine activity is limited to materials placed and processed on the stockpile pad. At closure, the stockpile pad will be transported underground to fill the remaining mine workings. There is no water discharge from the site. There are presently no tailings ponds or waste treatment facilities on the McCreedy West Mine site and none are planned.

Public information sessions are held with the local communities and issues raised are documented, and addressed, resulting in periodic review and analysis of the mine closure plans

8.1.8    Recommended Work Program and Budget

The primary objective of the 2004 program is to increase the resource and reserve base at McCreedy West Mine by completing a program of detailed evaluation of historical FNX and Inco data, in collaboration with a program of collecting new data through diamond drilling, exploration drifting and associated underground mapping and sampling.

During 2004, the diamond drill program will mostly originate from underground platforms on the 950, 1400 and 1600 Levels, and will consist of 88,000 ft of near term production and advanced exploration drilling, and 10,000 ft of pre-development drilling. Most of this drilling will be focused towards providing increased confidence at the Inter Main and PM Deposits, as well as exploring for additional mineralization beyond their currently known limits. In addition, 5,200 ft of surface drilling have been allotted for near term production drilling in the western extensions of the Inter Main Deposit. This drilling should provide the required level of confidence to elevate the inferred resource to an indicated or measured category.

The initiation of the PM Ramp in 2003 provides FNX the opportunity to gain a better understanding of the PM Deposit through a program of detailed mapping and sampling. This program will continue during 2004 as the ramp continues through the heart of the deposit. The information gathered from this program, will assist our understanding of the controls of this important deposit and facilitate our decision making ability as we move towards feasibility.

The planned 2004 exploration budget for the McCreedy West property is estimated at $4.6 million, with an additional $2.0 million estimated for the PM Deposit advanced exploration ramp.

                                                         FNX Mining Company Inc.
                                                                  23 March, 2004


8.2      Levack Mine Property

8.2.1    Location, History, Infrastructure & Environment

The Levack Mine property, comprising 811.37 acres in six mining patents, is located 34 km northwest of Sudbury (Figure 1) in Levack Township and immediately adjacent to the McCreedy West property described above (Figure 9). Access is via a year round highway and a rail spur passes within 1 km of the property site.

The Levack Mine, the first deposit discovered on the North Range, was discovered in 1887 and patented in 1889. The Mond Nickel Company acquired the property in 1912 and production started from the No.1 inclined shaft in 1915. Following the merger with Inco in 1929 the surface plants were destroyed by fire and the mine was closed. Following reopening in 1937 the three-compartment No. 2 Shaft was sunk to a depth of 4,050 ft. In 1939 the No.1 and No.2 East Orebodies were discovered and the No.3 and No.4 Orebodies were discovered by diamond drilling in 1947. The No.3 internal shaft was collared in 1950.

The Levack Mine operated continuously from1937 until closing in 1997. The total ore production was 66,600,000 tons grading 1.31% Cu, 2.00% Ni, 1.5 g/t TPM.

FNX Mining Company began exploration on the Levack property in March, 2002. During 2003, FNX focused on targeting under-explored contact and footwall zones near the #3 and #7 Orebodies. In the first quarter of 2004, FNX initiated an underground and surface drilling program at Levack designed to better define the 1300 and 1900 Deposits. UTEM surveys were completed on most of the 2003 holes as an aid for advancing exploration objectives.

A major development at the Levack Mine in 2003 was the evaluation of the Inco mineral resource inventory (MRI) and confirmation of resources. Integration of these data with those defined by FNX modeling of the 1300, 1900 and No.7 Extension Deposits resulted in a total indicated and measured resource of 4.6 million tons at 1.03% Cu, and 2.06% Ni. The total inferred resources are 1.0 million tons at 0.9% Cu, and 2.0% Ni. These resource estimates were completed in-house by FNX personnel and consultants and were reviewed and audited by independent consultants Roscoe Postle Associates. The RPA report, by Richard Routledge M.Sc., P. Geol., dated October 3, 2003, and entitled "Review of the Mineral Resources of the Levack Mine Property, Sudbury Area, Ontario", was filed on SEDAR. The identification of these resources has provided the motivation for advancing surface and underground exploration in anticipation of a mine re-opening in 2004.

                                                         FNX Mining Company Inc.
                                                                  23 March, 2004


Much of the infrastructure at Levack Mine remains accessible. The No. 2 Shaft remains accessible and usable, subject to refurbishing, to approximately the 3,600 ft Level. A ventilation system using the available raises, drifts and shafts is in use to service the McCreedy East Mine (Inco) return air. For the purposes of access and drilling, the 1600 level has been rehabilitated from the McCreedy West Mine main ramp to the Intermediate - 1300 Deposit area (11300E) at the Levack Mine (Figure 10).

                                                         FNX Mining Company Inc.
                                                                  23 March, 2004


The surface infrastructure includes the collar house, hoist room with hoist and miscellaneous surface buildings including the sand plant. Hydroelectric power is currently available to the project site. The surface load out and rail car loading area are functional. Re-entry to the Levack workings will not conflict with the current McCreedy East operations of Inco.

This property is covered by the joint Inco-Falconbridge environmental closure plan, which also covers McCreedy West. As activity at Levack accelerates the environmental considerations are becoming increasingly important.

A Certificate of Approval (Sewage) is in place to handle sanitary sewage and all mine water reports to the Strathcona effluent treatment facility. In order to supplement the information that is provided in the Levack-Onaping Closure Plan, a site characterization will be completed by a third party consultant in April 2004. This will serve to define existing mining disturbances at the Levack property, delineate watershed boundaries and establish upstream and downstream monitoring stations in the nearby receiving waters.

                                                         FNX Mining Company Inc.
                                                                  23 March, 2004


                      [GRAPHIC OMITTED - LEVACK PROPERTY]

8.2.2    Property Geology & Mineralization

The Levack Mine is located on the northwest margin of the SIC. It is situated within the Levack trough, an 8.5 km long structure that generally strikes northeast, dips at 40-45(degree) southeast and contains all of the major North Range deposits (Figure 1).

The Ni-rich orebodies at the Levack Mine are contained within terrace structures that have acted as traps for the sublayer material that hosts sulphide mineralization. In these terrace environments the thickened sequence of sublayer, consists dominantly of granite breccia with sublayer norite containing sulphide mineralization. The orebodies comprise thick lenses and stringers of massive Ni-Cu sulphide situated at or near the contact between granite breccia and the Levack footwall complex. The sulphides in the granite breccia are typically disseminated, blebby or inclusion - rich massive sulphides consisting of pyrrhotite, pentlandite, chalcopyrite and minor pyrite.

In addition, the Ni-rich contact deposits (Levack Main, No. 1, No. 2, No. 3, No. 4 and No. 7 Deposits) have areas of associated Cu-PGM-rich sulphides, which occur as stockworks of massive stringers in the footwall Sudbury Breccia.

Hanging-wall rocks consist of a basal mafic norite overlain by felsic norite of the SIC. Brecciated granodiorite, granodiorite gneiss and migmatites of the Levack Complex form the footwall to the deposits and are referred to as mega-breccia. The sulphide mineralization and the host rocks have been disrupted by northwest-trending faults.

                                                         FNX Mining Company Inc.
                                                                  23 March, 2004

                      [GRAPHIC OMITTED - LEVACK PROPERTY]

                                                         FNX Mining Company Inc.
                                                                  23 March, 2004

                                                         FNX Mining Company Inc.
                                                                  23 March, 2004



8.2.3    Deposits

The Ni-rich deposits of interest at Levack Mine are represented by the 1300, No. 7 and the No. 3 Deposits. The 1900 Deposit can be regarded as a hybrid-type exhibiting features of both Ni-rich and Cu-Ni-PGE - rich types. As previously noted, mineralization within the deposits may be transitional from Ni-rich sections to more Cu enriched zones.

The other prime target area at the Levack Mine is the large expanse of footwall rock extending north from the SIC contact. This setting is the host for a number of high grade Cu-Ni PGM vein-type deposits on the North Range, immediately adjacent to the FNX ground.

8.2.3.1  1300 Deposit

The 1300 Deposit (Figure 11) is more or less typical of the contact-style mineralization observed on the North Range. This 250 ft x 650 ft deposit extends from the 1000 Level to the 1500 Level of the Levack Mine, and is defined by a sub-horizontal lower portion and a sub vertical upper portion. The lower portion occurs at the contact between sublayer norite and a mixed unit of ultramafic-gabbroic/granite breccia rocks. The upper portion dips at 55(degree) and is completely within the mixed ultramafic-gabbroic/granite breccia unit. The mineralization is consistent with a nickel-rich contact deposit, consisting of massive, semi-massive, blocky and blebby pyrrhotite-pentlandite-chalcopyrite-pyrite mineralization.

Historically, Inco had completed 7 holes into the 1300 Deposit with the following intersections demonstrating the potential;

        o   1.10% Cu, 3.33% Ni, over 65.7 ft in drillhole 971410

        o   0.80% Cu, 3.63% Ni over 5.8 ft in drillhole 28320

        o   0.48% Cu, 1.30% Ni, over 74.5 ft in drillhole 971450

In 2002, FNX completed 23 holes, testing both the 1300 and 1900 deposits. Significant FNX intersections in the 1300 Deposit include:

        o   0.5% Cu, 2.1% Ni over 56.7ft in drillhole FNX2013

        o   0.6% Cu, 1.8% Ni over 61.1ft in drillhole FNX2007

        o   0.7% Cu, 1.6% Ni over 79.1ft in drillhole FNX2009

The 1300 Deposit will be the focus of much of the 2004 exploration drilling program. The sub-horizontal portion of the deposit must be drilled from surface, whereas the sub-vertical portion of the 1300 Deposit will be drilled from the rehabilitated 1600 Level drift The 20,000 ft planned for this drill program should be sufficient to upgrade the inferred resource of 349,000 tons at 0.7% Cu, 1.9% Ni to a reserve category..

                                                         FNX Mining Company Inc.
                                                                  23 March, 2004


               [GRAPHIC OMITTED - 1300 DEPOSIT INCLINED SECTION
                      (Looking North, Dip: -42 degree)]

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


8.2.3.2  No.7 Deposit  & 7 Extension (7X)

This area of Ni-Cu contact-type mineralization is located down dip and to the west of the Levack Main Orebody (Figures 10 & 12). Partially mined prior to the Levack Mine shutdown, this contact deposit contains significant resources and will be an initial focus for production.

The main bodies of mineralization at the No. 7 Deposit are controlled by:

         1) local perturbations of the footwall gneissic rock, which result in sulphide traps on the contact, and

         2) blocks and clasts of the footwall in the hanging-wall Granite
         Breccia.

The irregular nature of the mineralization in this deposit is intensified by the occurrence of thickened units of granite breccia which appear to be related to a disruption and displacement of the ore. The dominant host rocks for the pyrrhotite-pentlandite-chalcopyrite-pyrite mineralization are the granite breccia and the sublayer norite.

In addition to the partially mined portions of the deposit, an undeveloped exploration area to the east of this deposit has significant potential. This area, known as the No. 7 extension (No. 7X), has similar geology and ore mineralogy to the No. 7 Deposit, but is less intensely drilled. The mineralization appears to be associated with an elongate, trough-like zone approximately 200 ft wide and extending 1000 ft down dip. Thirty-seven Inco boreholes with 48 intersections, 26 of which are greater than 10 ft, cut the zone, and assays show that Ni values exceed copper values by a ratio of at least 2:1 with negligible PGE value.

Historical intersections demonstrating potential are

         o     0.93% Cu, 1.64% Ni over 78.7 ft in drillhole 886930

         o     0.54% Cu, 5.78% Ni over 3.2 ft in drillhole 900460

         o     0.48% Cu, 1.53% Ni over 36.0 ft in drillhole 466820

In 2003, three holes were completed into the No.7 Deposit. Significant intersections from this drilling include:

         o     0.15% Cu, 1.2% Ni, over 36.1 ft in drillhole FNX2034

         o     0.69% Cu, 2.51% Ni, 0.94 g TPM over 15.5 ft in drillhole
               FNX2037

In 2004, 9,600 ft of drilling is planned for the No. 7 Deposit. This drilling, which will focus on defining the upper portions of the No. 7 Extension, will be partially completed from surface, and partially from the 1600 Level in the mine. The focus of this drilling campaign will be to provide the data necessary to upgrade the No. 7 Extension inferred resource of 123,173 tons grading 0.23% Cu, 1.25% Ni.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


                [GRAPHIC OMITTED - 7 Deposit Inclined Section]

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

8.2.3.3  No. 3 Deposit Area

The No. 3 Deposit is a partially mined Ni-Cu-PGE contact-type mineralized body located 3,600 ft east of the No. 2 shaft (Figure 10) in a large footwall embayment. This orebody is atypical of most other North Range contact-type deposits because of the strong association of Ni-dominant mineralization with Sudbury Breccia rather than with granite breccia.

The 2003 FNX drilling program was designed to test the down dip proximal footwall to the No. 3 Deposit in an attempt to locate any associated Cu-Ni-PGE mineralization. This drilling intersected several narrow Cu-Ni-PGE - rich veins in FNX2030 which assayed 2.22% Cu, 0.93% Ni, 5.45 g TPM over 12.2 ft. Two other holes were drilled as follow-up to this mineralization. One of these holes was faulted off (Fecunis Fault) prior to intersecting target depth, while the second did not intersect any significant mineralization.

In 2004, an additional 7,000 ft of drilling has been allocated to test the relatively untested, though highly prospective, footwall environment around the No. 3 Orebody

8.2.3.4  1900 Deposit

The 1900 Deposit is located down dip from the mined Intermediate Deposit, (Figure 10) and is regarded as a hybrid of the Ni-rich and Cu-Ni-PGE-rich deposit types. This 650 ft by 150 ft deposit is hosted in a mixed unit of granite breccia with Sudbury Breccia, and is overlain by a 450 ft wide meta-gabbroic-ultramafic block, upon which the 1300 Deposit is positioned. Below the deposit, the footwall rocks are composed of granodiorite gneiss and Sudbury Breccia.

Mineralization within this deposit occurs as narrow fracture controlled veinlets, and locally massive zones consisting of chalcopyrite-pyrrhotite-pentlandite with minor millerite. The mineralization appears to be dominantly associated with granite breccia in the south-west, but in the north-east it is associated more with the Sudbury Breccia. The north-eastern end of the 1900 trends towards the back of the No. 3 Deposit, whereas the 1900 mineralized horizon may merge with the 1300 mineralized horizon, up dip and to the west.

Moderate to intense potassium feldspar-epidote-albite alteration is often associated with 1900 Deposit mineralization. The 1900 Deposit contains significant PGE mineralization and narrow (< 3 ft) mineralized intercepts with enriched Cu and PGM values, typical of the footwall vein- type Cu-PGE mineralization, occur in the lower parts of some of the boreholes.

Inco previously completed 15 drillholes that returned 18 intersections in the deposit, with seven being greater than 10 ft. Intersections demonstrating potential include

         o     1.94% Cu, 2.60% Ni, 4.4 g/t TPM over 87.4 ft

         o     1.28% Cu, 0.35% Ni, 14.3 g/t TPM over 8.1 ft

         o     3.32% Cu, 4.87% Ni, 10.6 g/t TPM over 5.3 ft

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

Though no drilling was carried out by FNX on the 1900 Deposit during 2003, six holes drilled during 2002 (Figure 13) intersected significant intersections in and around the 1900 Deposit as follows:

Table 10:         Levack 1900 Deposit  - Graded Assays (FNX - 2002 drilling)
  -------------- ---------------------------------- ---------------- ---------------------------------
       DDH                     Feet.                       %                       g/t
  -------------- ---------- ----------- ----------- -------- ------- -------- -------- ------- -------
                   From         To        Length      Cu       Ni      Pt       Pd       Au     TPM
  -------------- ---------- ----------- ----------- -------- ------- -------- -------- ------- -------
  FNX2000          1,797.7     1,813.0        15.3     0.81    0.52     0.57     1.96    0.07    2.61
  -------------- ---------- ----------- ----------- -------- ------- -------- -------- ------- -------
  FNX2001          2,067.8     2,150.4        82.6     0.96    0.97     0.84     0.89    0.06    1.79
  -------------- ---------- ----------- ----------- -------- ------- -------- -------- ------- -------
  incl.            2,130.5     2,150.4        19.9     2.81    1.95     1.67     1.15    0.18    3.00
  -------------- ---------- ----------- ----------- -------- ------- -------- -------- ------- -------
  incl.            2,141.7     2,150.4         8.7     5.28    4.35     3.08     1.87    0.13    5.07
  -------------- ---------- ----------- ----------- -------- ------- -------- -------- ------- -------
  FNX2009          1,993.1     2,000.0         6.9     0.77    0.96     1.46     0.96    0.34    2.76
  -------------- ---------- ----------- ----------- -------- ------- -------- -------- ------- -------
  FNX2012          1,781.1     1,794.6        13.5     1.42    1.41     1.24     2.20    0.28    3.72
  -------------- ---------- ----------- ----------- -------- ------- -------- -------- ------- -------
  FNX2014          2,008.0     2,037.3        29.3     1.19    1.25     0.98     1.17    0.10    2.26
  -------------- ---------- ----------- ----------- -------- ------- -------- -------- ------- -------
  incl.            2,015.0     2,037.3        22.3     1.33    1.37     1.09     1.28    0.10    2.47
  -------------- ---------- ----------- ----------- -------- ------- -------- -------- ------- -------
  FNX2015          1,769.2     1,790.3        21.1     2.25    0.97     1.07     1.43    0.18    2.68
  -------------- ---------- ----------- ----------- -------- ------- -------- -------- ------- -------
                   1,829.6     1,836.8         7.2     0.56    2.63     1.68     2.21    0.09    3.98
  -------------- ---------- ----------- ----------- -------- ------- -------- -------- ------- -------

In 2004, 20,000 ft of drilling have been budgeted for testing both the 1300 and 1900 Deposits. Due to the proximity of the 1900 Deposit beneath the 1300 Deposit, all of the holes into the 1900 Deposit will also test priority areas in the 1300 Deposit.

                [GRAPHIC OMITTED - 1900 Deposit-inclined Plan]

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

8.2.4    Resources

The receipt of the Inco Levack Mineral Resource Inventory (LMRI) during the year permitted the Company to estimate a total of 4.6 million tons grading 2.06% Ni, 1.03% Cu in the measured and indicated resource categories and an additional 981,000 tons grading 1.97% Ni, 0.86% Cu in the inferred resource category.

These estimates were reviewed and audited by independent consultants, Roscoe Postle Associates and their report, entitled "Review of the Mineral Resources of the Levack Mine Property, Sudbury Area, Ontario", authored by Richard Routledge, M.Sc (Appl.), P.Geol and dated October 3, 2003 was filed with SEDAR on October 9, 2003.

At the Levack Mine resources for the 1300, 1900 and No. 7 deposits were completed using 3-dimensional block modeling as described in section 7. The remaining mineral resources at Levack were prepared using the LMRI data and modeling the deposits on cross sections spaced at 70 ft, intervals. The resource estimates were completed using the cross sectional polygonal method.


Table  11:        Levack Mine -Summary of Mineral Resources (as at December 31, 2003)
   --------------------------------------------------------------------------------------------------------
   LEVACK MINE
   ---------------- --------------------- ----------- -------- ------- -------- -------- -------- ---------
                                             Tons(3)   Ni      Cu      Pt        Pd      Au       TPM(5)
   ---------------- --------------------- ----------- -------- ------- -------- -------- -------- ---------
                                             (000s)          %                       oz/ton
   ---------------- --------------------- ----------- -------- ------- -------- -------- -------- ---------
   Measured         Contact Deposits         2,415.0  2.11     1.07    -        -        -        -
   ---------------- --------------------- ----------- -------- ------- -------- -------- -------- ---------
   Indicated        Contact Deposits         2,182.8  1.99     0.90    -        -        -        -
   ---------------- --------------------- ----------- -------- ------- -------- -------- -------- ---------
   Total            Contact Deposits         4,596.8  2.06     1.03    -        -        -        -
   ---------------- --------------------- ----------- -------- ------- -------- -------- -------- ---------
   Inferred         Contact Deposits           981.3  1.97     0.86    -        -        -        -
   ---------------- --------------------- ----------- -------- ------- -------- -------- -------- ---------


The following parameters were used in determining the Levack resources:

1. All resource estimates, cut-off grades and nickel equivalency are based on estimates of long-term metal prices of ($US): copper=$0.78/lb., nickel=$3.95/lb., platinum=$650/oz., palladium=$185/oz., Gold=$350/oz. and a Canadian dollar of US$0.70.

2. Resource estimates are based on a 1% nickel cut-off grade and a minimum eight ft true width. 3. Measured and indicated resources include 10% dilution at zero grade.


8.2.5    Recommended Work Program and Budget

The prime objective in 2004 is to upgrade as quickly as possible the near term production targets (1300, 1900 and No. 7X deposits) from inferred resources to reserve status. This will be achieved by a program of detailed diamond drilling and geological interpretation. In addition, it is important that drilling continues to test under-explored areas of the contact and footwall.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

To accomplish the 2004 program, 44,600 ft of underground and surface drilling have been allocated to the Levack Project, with 29,600 ft of this budget to be used for definition purposes and 15,000 ft destined for exploration of the contact and proximal footwall.

The exploration expenditures for this program are estimated at $2.5 million. In addition to this exploration budget, it is anticipated that a program to recondition the Levack #2 shaft to facilitate advanced exploration from underground drill platforms will be initiated in order to permit upgrading of the resources established during the year and to determine the feasibility of their being mined.


8.3      NORMAN PROPERTY

8.3.1    Location, History, Infrastructure & Environment

The Norman property, comprising 1,111.33 acres (449.8 ha), is located in Norman Township 32 km north-northeast of Sudbury (Figures 1). The mining rights are held under ten-year mining and surface rights leases, 287 and 288, and are renewable April 1, 2007. Excellent road access is available and the main Ontario line of the CNR passes approximately 6.5 km west of the project site.

The property has been intermittently explored since 1971 by surface drilling and geological mapping. The former Whistle open pit mine is located on the property and was in production between 1988 and 1991 and again between 1994 and 1997. The mine produced 5.71 million tons grading 0.33% Cu, 0.95% Ni, 0.034% Co. The Whistle contact-type deposit was located in an embayment from which the Whistle Offset trends in a north-eastward direction away from the SIC. Three zones of PGM-Cu-Ni mineralization (North, South and 2000 Deposits) have been partially delineated in the Whistle Offset, the North and South to the northeast of the Whistle open pit and the 2000 in the Offset below the open pit.

The former Whistle open pit mine site is currently being reclaimed under a conceptually approved closure plan. FNX has implemented monitoring programs at the property in order to collect the data required to support operational permit applications and define existing environmental liabilities. In accordance with established protocols, FNX initiated a baseline monitoring program to characterize current conditions at target exploration areas at the Norman Property. The program has been carried out with the participation of Wahnapitae First Nation, and has focused on both terrestrial and aquatic systems. The data that have been collected will identify existing liabilities and support permit applications for advanced exploration and, if warranted, production.

The terrestrial assessment focused on the identification of biological values and the information generated has been used to sterilize certain areas from surface development. As part of this assessment, land within the property boundary was classified in accordance with the Forest Ecosystem Classification System. Assessment work also quantified metal levels in vegetation and soil in the vicinity of the proposed project site.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004



The aquatic assessment examined surface water and sediment quality, as well as the fish and benthic invertebrate communities. Watershed boundaries have been delineated within the property boundary and creek flows in the receiving environment are being monitored on a continuous basis.

A groundwater monitoring program has been in effect since autumn 2002. Additional monitoring wells will be installed as part of a Certified Groundwater Monitoring Program.

With the advancement of biological studies and field exploration work, a conceptual site plan has been defined for an advanced underground exploration project at the property. The proposed project site is external to the Whistle Mine closure plan area and watershed. In order to allow site development to commence and the advanced exploration project to proceed, all applications for the required permits are in the final stages of submission to government.

Consultation is continuing with Wahnapitae First Nation and the community has been involved in the planning for the project. The Corporation and Wahnapitae First Nation are currently working towards a Memorandum of Understanding and Statement of Principles to promote effective communication between the two parties and to create a constructive and mutually beneficial relationship.

The first Public Information Session, an integral part of the permiting process, is scheduled for second quarter 2004 in the community of Capreol to update the community regarding the SJV's activities at the Norman property.

8.3.2    Property Geology & Mineralization

The Norman property is located (Figures 1 & 14) at the northeast apex of the SIC where the strike of the SIC changes from the east-west direction of the North Range to the north-south direction of the East Range. The property includes the Whistle embayment and the southern portion of the Whistle Offset dyke.

The Offset extends north-eastward from the Whistle embayment into the gneissic footwall rocks as a vertically dipping dyke varying in thickness from 50 ft to greater than 300 ft, and consisting of irregular, discontinuous lenses of quartz diorite within a wider zone of Sudbury Breccia.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

              [GRAPHIC OMITTED - Norman Property: Norman Township]

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

           [GRAPHIC OMITTED - Norman Property: Conceptual Advanced
                          Exploration Infrastructure]

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

8.3.3    Targets

Within the Norman Property, multiple zones of PGM-Cu-Ni mineralization have been discovered along the Whistle Offset (Figure 15).

8.3.3.1   North Deposit

The North Deposit has been exposed at surface over a 100 ft by 300 ft area where the overburden has been stripped exposing the offset dyke. Mineralization occurs as a set of sub-parallel, north-east trending, sub-vertical lenses hosted within the like-trending Whistle Offset dyke. Lenses consist of a concentration of Cu-PGM-Ni-bearing veins and lesser disseminated mineralization within inclusion quartz-diorite and metabreccia. Sulphide veins range from inches to 15 ft wide and can be generalized into two types:

         (i) more continuous breccia veins with matrix chalcopyrite (+PGM+Ni minerals) and

         (ii) less continuous extensional veins of massive chalcopyrite (+PGM+Ni minerals).

Veins anastomose around blocks contained within the offset dyke while structures, most commonly N-S trending, result in oblique offsets to their overall north-east trend.

FNX's exploration program on the North Deposit from April 2003 to the 23 March 2004 consisted of detailed geological interpretation and diamond drilling. A total of four diamond drill holes (2,809 ft) was completed to verify the geological model and provide addition information within areas of widely spaced drilling (Figure 16). Table 12 presents intersections from this drilling. A geological and mineral interpretation completed in 2003 predicts a deposit of 600 ft strike length and 600 ft vertical depth extent.


        Table 12: Norman - North Deposit - Graded Assays 2003
        --------------- ----------- ---------------------------------- ----------------------- -----------
                                                   Ft                            %                g/t
        --------------- ----------- ---------------------------------- ----------------------- -----------
             DDH                      From       To         Length          Cu          Ni        TPM
        --------------- ----------- --------- ---------- ------------- ------------- --------- -----------
               FNX4145                 419.9      428.3           8.4           1.4       0.3         4.6
        --------------- ----------- --------- ---------- ------------- ------------- --------- -----------
               FNX4146                 582.5      607.5          25.0           1.2       0.2         1.7
        --------------- ----------- --------- ---------- ------------- ------------- --------- -----------
                               and     647.7      656.0           8.3          10.4       0.3        10.2
        --------------- ----------- --------- ---------- ------------- ------------- --------- -----------
                               and     678.4      689.9          11.5           1.6       0.3         4.4
        --------------- ----------- --------- ---------- ------------- ------------- --------- -----------
               FNX4147                 308.5      538.5         230.0           2.6       0.2         2.7
        --------------- ----------- --------- ---------- ------------- ------------- --------- -----------
                             incl.     308.5      389.7          81.2           6.4       0.4         6.0
        --------------- ----------- --------- ---------- ------------- ------------- --------- -----------
                             incl.     347.3      389.7          42.4          11.7       0.5        10.5
        --------------- ----------- --------- ---------- ------------- ------------- --------- -----------
               FNX4148                 207.8      323.0         115.2           1.1       0.1         1.2
        --------------- ----------- --------- ---------- ------------- ------------- --------- -----------
                             incl.     259.5      266.4           6.9           9.9       0.2         9.2
        --------------- ----------- --------- ---------- ------------- ------------- --------- -----------
                             incl.     295.5      323.0          27.5           1.5       0.1         2.0
        --------------- ----------- --------- ---------- ------------- ------------- --------- -----------

Near term work on the North Deposit will consist of detailed resource estimation and pre-feasibility study. Some additional drilling is recommended to test predicted high grade lenses within the North Deposit which may not be fully delineated. Additionally, there is potential for expansion of the North Deposit to both the northeast and southwest.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

               [GRAPHIC OMITTED - Norman Property North Deposit:
                      Longitudinal Section (Looking West)]

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

8.3.3.2       South Zone

The South Zone is also located within the Whistle Offset dyke and some 350 ft southwest and along strike from the North Deposit. Mineralization, which has a confirmed strike length of 200 ft and a dip length of 250 ft, is similar to that in the North Deposit. The mineralization appears to be open down dip, along strike and down plunge to the west.

Exploration on the South Zone by FNX to date has been limited to geophysical surveying and two diamond drill holes (1675 ft) beneath the known mineralization in 2002. The area was covered by the airborne EM survey as well as the ground EM-31 survey in conjunction with the North Deposit surveying. No work was undertaken on the South Zone in 2003. Future exploration on the South zone will consist of detailed geological modeling, interpretation and diamond drilling, if warranted.

8.3.3.3     2000 Deposit

The 2000 Deposit (Figure 15) lies at a vertical depth of 1600 to 2500 ft from surface, below the Whistle embayment, which hosted the Ni-rich contact mineralization mined in the Whistle pit. The 2000 Deposit mineralization consists of Cu + PGE + Ni rich chalcopyrite +/- millerite +/- pentlandite veins, stringers, fracture fillings and disseminations within Whistle Offset dyke below the sublayer embayment.

A total of 26 holes (75,279.2 ft) has been completed by FNX since the last report dated May 9, 2003, yielding impressive intersections I as presented in Table 13 and including: 13.8% Cu, 1.0% Ni, 8.1 g/t TPM over 114.4 ft in hole FNX4130, within which an 18.8 ft section graded 19.9% Cu, 3.1% Ni, 12.9 g/t TPM

FNX drilling has established significant mineralization over a 900 ft by 600 ft area (Figure 17). This phase of drilling has demonstrated the continuity of a higher grade body within the mineralized envelope and has supported the evolving geological interpretation and deposit model. Borehole geophysical surveys have been completed on a number of drillholes using the UTEM-4 system.

Future exploration on the 2000 Deposit in 2004 will include:

         o limited diamond drilling within the known deposit in order to permit a resource estimation and to provide sufficient information to support a decision to proceed with advanced underground exploration.

         o     drilling to establish the limits of the mineralized system.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


Table 13: Norman: 2000 Deposit - Graded Assays 2003/04

--------------- ---------- ---------------------------------- ----------------------- -----------
     DDH                                 Feet.                          %                g/t
--------------- ---------- ---------------------------------- ----------------------- -----------
                              From         To       Length        Cu          Ni         TPM
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
   FNX4092         nsv
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
   FNX4093         SM          1844.5      2329.2
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
   FNX4094                     2366.0      2420.0       54.0         2.5         0.2         3.6
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2366.0      2376.8       10.8         7.1         0.5         2.8
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2399.4      2420.0       20.6         2.4         0.1         7.6
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2399.4      2412.0       12.6         3.4         0.2        10.4
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2490.0      2505.0       15.0         0.5         0.0         5.0
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
   FNX4095                     2042.4      2237.9      195.5         1.7         0.2         1.7
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2124.0      2237.9      113.9         2.4         0.2         2.5
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2131.9      2136.0        4.2         7.7         0.4         4.5
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2150.0      2153.4        2.9        16.4         2.3        13.5
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2199.1      2237.9       38.9         3.6         0.2         4.4
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2199.1      2206.6        7.6         0.9         0.1         7.2
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2220.0      2237.9       18.0         7.4         0.3         6.5
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2221.5      2225.5        4.0        27.5         0.1        14.3
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
   FNX4096                     1922.9      2098.0      175.1         1.9         0.2         1.5
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               1922.9      1925.4        2.5        20.2         1.9         8.2
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               1942.0      1949.8        7.8         4.8         0.2         2.1
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               1960.9      1964.4        3.5         5.2         0.2         2.9
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2049.9      2098.0       48.1         3.2         0.4         3.5
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2078.4      2098.0       19.6         6.3         0.2         6.7
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2088.8      2098.0        9.2        13.1         0.3        11.9
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2229.8      2238.0        8.2         3.5         0.2         2.3
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
   FNX4097         SM          1864.5      2187.0
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
   FNX4098         SM          1942.0      2014.0
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
   FNX4099         SM          1130.3      2125.0
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
   FNX4121                     1933.0      2169.8      236.8         3.0         0.2         3.0
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2064.7      2169.8      105.1         5.5         0.2         5.5
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2075.1      2091.6       16.5        12.4         0.3         5.9
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2121.3      2169.8       48.5         6.7         0.2         7.7
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2124.4      2145.1       20.7        10.6         0.2        11.3
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2245.0      2249.3        4.3         4.1         0.1         8.3
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
   FNX4122         SM          1828.6      1831.5
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
   FNX4123                     2570.5      2697.6      127.1         1.8         0.2         3.5
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2570.5      2572.0        1.5         1.5         2.2        28.6
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2578.7      2589.6       11.0        12.0         0.1         8.4
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2643.0      2697.6       54.6         1.4         0.4         5.3
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2643.0      2673.1       30.2         2.1         0.6         7.9
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2654.0      2673.1       19.1         2.7         0.2        11.3
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
   FNX4124         SM          2071.5      2284.1
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
   FNX4125         SM          1925.8      2085.8
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
   FNX4126         SM          2054.1      2055.1
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
   FNX4127                     2453.9      2456.8        2.9         0.7        <0.1         9.6
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2564.4      2605.4       41.0         0.9        <0.1         5.4
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2577.3      2591.3       14.0         1.3         0.1         3.3
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2602.9      2605.4        2.5         2.5         0.1        53.4
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2704.8      2716.7       11.9         0.7         0.1         3.4
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2832.0      2844.9       12.9         0.6        <0.1         6.0
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2840.6      2844.9        4.3         0.9         0.1        15.7
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2967.2      2979.0       11.8         0.8         0.2         1.7
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
   FNX4130                     2665.9      2780.3      114.4        13.8         1.0         8.1
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2665.9      2707.4       41.5        19.5         0.9        10.1
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2724.6      2743.4       18.8        19.9         3.1        12.9
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2736.6      2743.4        6.8         7.9         7.2        12.0
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------
                               2762.1      2769.1        7.0        26.2         1.1        11.0
--------------- ---------- ----------- ----------- ---------- ----------- ----------- -----------

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

               [GRAPHIC OMITTED - Norman Property: 2000 Deposit
                    Longitudinal Section (Looking Northwest)]

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

8.3.3.4  Sublayer Lens A

A total of 13 holes (9596.7 ft) was drilled to test contact style Ni-rich lenses in the sublayer proximal to the Whistle Pit at a vertical depth of 400 to 550 ft (Figure 15). Lens A consists of three known tabular bodies in close proximity, the largest is currently 375 ft strike length by 200 ft dip length. Table 14 lists significant intersections


Table 14: Norman: Sublayer Lens A - Graded Assays
------------------------------------------------------------------------
                                    Feet.                     %
------------------------------------------------------------------------
      DDH                 From       To      Length      Cu      Ni
------------------------------------------------------------------------
    FNX4057         nsa
------------------------------------------------------------------------
    FNX4059                 195.0     457.7      262.7     0.2      1.0
------------------------------------------------------------------------
                            507.1     532.3       25.2     0.2      1.8
------------------------------------------------------------------------
                            517.2     532.3       15.1     0.2      2.7
------------------------------------------------------------------------
    FNX4060                 179.1     416.7      237.6     0.2      0.8
------------------------------------------------------------------------
                            379.7     411.7         32     0.2      1.2
------------------------------------------------------------------------
    FNX4061                 182.5     500.3      317.8     0.1      0.6
------------------------------------------------------------------------
                            367.8     393.4       25.6     0.2      1.2
------------------------------------------------------------------------
    FNX4062                 138.0     543.2      405.2     0.1      0.7
------------------------------------------------------------------------
                            454.1     469.0       14.9     0.2      1.1
------------------------------------------------------------------------
    FNX4063                 172.4     386.2      213.8     0.1      0.7
------------------------------------------------------------------------
                            318.2     381.2       63.0     0.2      0.9
------------------------------------------------------------------------
                            500.8     545.2       44.4     0.2      0.9
------------------------------------------------------------------------
                            623.8     638.4       14.6     0.4      0.8
------------------------------------------------------------------------
    FNX4064
------------------------------------------------------------------------
    FNX4069                 575.4     635.1       59.7     0.1      1.0
------------------------------------------------------------------------
                            606.0     635.1       29.1     0.2      1.4
------------------------------------------------------------------------


8.3.3.5  Offset Exploration

General exploration in addition to that on the 2000, North, South and Lens A nickel targets consisted of surface mapping and drilling. 9 (Figure 18).

A total of 8 drillholes (17,560 ft) was completed within the Whistle Offset outside of the known mineralized zones in previously unexplored areas. Significant mineralization is listed in Table 15. Geological interpretation and 3-D modelling of the offset was improved with this drilling.


Table 15: Norman: Offset Exploration - Graded Assays
-------------------------------------------------------------------------------
                                    Feet.                     %          g/t
-------------------------------------------------------------------------------
        DDH               From       To      Length     Cu      Ni      TPM
-------------------------------------------------------------------------------
        FNX4053                                                 nsa
-------------------------------------------------------------------------------
        FNX4058                                                 nsa
-------------------------------------------------------------------------------
        FNX4065                                                 nsa
-------------------------------------------------------------------------------
        FNX4067                                                 nsa
-------------------------------------------------------------------------------
        FNX4068         1910.25   1913.30      3.05    1.69     3.57    13.79
-------------------------------------------------------------------------------
        FNX4070                                                 nsa
-------------------------------------------------------------------------------
        FNX4072         1383.10   1398.90     15.80    2.08     0.06     1.31
-------------------------------------------------------------------------------
        FNX4073                                                 nsa
-------------------------------------------------------------------------------

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

8.3.3.6       Sublayer Exploration

A total of four holes (8,508 ft) was drilled to test the SIC for contact style Ni mineralization. Two of these holes were planned to target offset locations in conjunction with the Sublayer target and their total footage (4858 ft) has also been reported in section 8.3.3.5 Offset Exploration above.


Table 16: Norman: SIC Exploration - Drillhole Assay Intersections
-------------------------------------------------------------------------------
                                     Ft                       %          g/t
-------------------------------------------------------------------------------
      DDH                 From       To      Length      Cu      Ni      TPM
-------------------------------------------------------------------------------
        FNX4153     nsa
-------------------------------------------------------------------------------
        FNX4066     nsa
-------------------------------------------------------------------------------
        FNX4067            332.20    335.20       3.00    0.14     1.22   0.06
-------------------------------------------------------------------------------
        FNX4067            932.65    937.20       4.55    0.36     1.21   0.31
-------------------------------------------------------------------------------
        FNX4068            437.00    447.70      10.70    0.50     1.32   0.32
-------------------------------------------------------------------------------

A total of 15 short holes (581.4 ft) was drilled to test the depth extent of surface Ni mineralization in the sublayer immediately to the east of the Whistle pit. These intersections delineated a small tonnage deposit


8.3.3.7  Other Norman Exploration - Cougar Zone

The Cougar Zone is an as yet undelineated body of mineralization that has repeatedly been intersected by drillholes targeting the 2000 Deposit. The mineralization consists of chalcopyrite veins +/- millerite +/- PM minerals. Vein orientations and concentrations have not been established. A single hole (2500 ft) was drilled to test west of the Whistle embayment for footwall style mineralization and intersected as presented in Table 17.


Table 17: Norman: Cougar Zone - Graded Assays
--------------------------------------------------------------------------------
           Target                     Feet.                     %          g/t
--------------------------------------------------------------------------------
DDH                         From       To      Length      Cu       Ni     TPM
--------------------------------------------------------------------------------
FNX4071    Cougar          1372.3    1377.9        5.6      3.4     0.6    0.9
--------------------------------------------------------------------------------
                    and    1602.3    1620.6       18.3      4.0     0.1    1.4
--------------------------------------------------------------------------------

Mapping of the SIC contact, the embayment and the offset from the embayment to the North Deposit has been partially completed and is continuing. Additional mapping in the footwall of the SIC and within the Whistle Offset to the northeast of the North Deposit is planned.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

   [GRAPHIC OMITTED - Norman Property: Surface Geology and Mineralized Zones]

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

8.3.4    Recommended Work Program and Budget

The main emphasis of the 2004 exploration program is dedicated to drilling on the 2000 Deposit and testing the SIC contact environment on the Norman Property. Exploration on the 2000 deposit will consist of infill drilling within the known mineralized envelope and continued drilling to define the limits of the mineralized system and possible extensions of the deposit. This drilling will facilitate a decision on a future underground advanced exploration program.

The Norman property includes approximately 2 kilometres of Sudbury Igneous Complex contact which has seen limited exploration in the past. Two zones of significant mineralization (Whistle West and Wildcat zones) have been previously identified along the contact (Figure 17). A ground EM survey was completed in early 2004 and this will help drillhole targeting at moderate depths along the SIC contact. In addition, much of the SIC contact on the Norman property is below the penetration limits of EM geophysical surveys and will require drilling and borehole EM surveying to help direct the exploration. Other potential areas of interest on the Norman property include:

      1 the extensive Sudbury Breccia zones which can host footwall style mineralization,

      2 Ni rich contact style mineralization extending below the Whistle Pit (Lens B),

      3     the northeast extension of the Whistle Offset dyke,

      4 Southwest extension of the Whistle Offset beneath the SIC, south of the known 2000 Deposit.

The above program is budgeted at $ 3.3 million.

In addition to the above program and budget, the drilling at both the Norman North and 2000 deposits has indicated bodies of mineralization which require further investigation prior to permitting resource/reserve estimations. It is apparent that continued drilling from surface will not provide the necessary information and consideration is being given to going underground on both deposits. The Norman 2000 may be accessed by a shaft while a ramp may be the most appropriate means of accessing the North Deposit. The purpose of this advanced exploration program will be to develop a better understanding of ore controls, grade distribution, continuity of mineralization and allow the recovery of bulk samples for metallurgical testwork. These activities will culminate in a feasibility study to determine the viability of mining one or both deposits. This program has been budgeted separately.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

8.4      VICTORIA PROPERTY

8.4.1    Location, History, Infrastructure & Environment

The Victoria Property, comprising 1,282.9 acres (519.3 ha) of mining rights contained in two patented mining parcels, is located 30 km southwest of Sudbury in Denison Township (Figures 1 & 19). Access is via paved roads and a rail spur from the main CPR line is located 2.5 km south of the property.

Copper and nickel sulphide mineralization was discovered in 1886. Following the 1899 acquisition of the property by the Mond Nickel Company, ore production and shaft sinking continued from 1900 to 1918. In 1918 a vertical three-compartment production shaft was sunk to a depth of 3,012 ft During the period 1900-1923, 888,000 tons of ore averaging 2.99% Cu and 2.12% Ni were produced. Following cessation of mining in 1923 the mine was flooded. The property was acquired by Inco in 1931 following the merger with Mond Nickel.

During the period 1945-1964, 175 surface exploration holes were drilled to delineate the Victoria West low-grade zone. The mine was dewatered in 1969 and production resumed in 1973. A total of 649,000 tons of ore averaging 1.26% Cu,
0.83 % Ni, 0.067 oz/ton Pt-Pd-Au was produced between 1973 and 1978 when the mine was closed and flooded. The principal extraction methods at that time were shrinkage and long-hole mining. The total historical production for the Victoria property was 1,543,000 tons grading 2.26% Cu and 1.57% Ni, + TPM. (Table 1). The TPMs, in the order of + 2 g/t, are extrapolated from the production data for 1973-78.

Infrastructure at Victoria consists of a three-compartment vertical shaft measuring 5.0 ft by 13.5 ft, sunk to a depth of 3000 ft, with development on 18 Levels. Exploration drifts were driven on the 1350 and 3000 ft Levels.

Following termination of mining activity in 1978 the, the underground workings were flooded, and the shaft capped. No surface infrastructure remains. Some closure work has been done on the site under Inco's ongoing environmental reclamation program. The site of the old shaft has been fenced off and grassed over.

FNX has initiated a baseline monitoring program to characterize current conditions at target exploration areas at the Property. The program has focused on both terrestrial and aquatic systems. The data that have been collected will identify existing liabilities and support permit applications for advanced exploration and production. The terrestrial assessment focused on the identification of biological values (i.e. provincially significant wetlands; presence of rare, threatened or endangered species, heron rookery, etc) that require protection. This information has been used to sterilize certain areas from surface development. As part of this assessment, land within the property boundary was classified in accordance with the Forest Ecosystem

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

Classification System. Assessment work also quantified metal levels in vegetation at the property. A sampling campaign to determine the metal content of upper soil horizons within the proposed site footprint will be completed prior to re-establishing infrastructure at the site.

The aquatic assessment, conducted in accordance with Environment Canada's Environmental Effects Monitoring guidance documents, examined surface water and sediment quality, as well as the fish and benthic invertebrate communities. Surface water monitoring has been on-going. Watershed boundaries have been delineated within the property boundary and creek flows in the receiving environment are continuously monitored.

A site characterization will be completed by a third party consultant in second quarter 2004. This will serve to define existing mining disturbances at the Victoria property.

The Company has held introductory meetings with Sagamok and Whitefish Lake First Nation. In addition, the Company holds regular discussions with recreational users including the Sudbury Trail Plan regarding the snowmobile trails on the property.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

            [GRAPHIC OMITTED - Victoria Property: Denison Township]

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

8.4.2    Property Geology & Mineralization

The Victoria property is situated at the junction of the SIC and the Worthington quartz diorite offset dyke, approximately 6.5 km northeast of Inco's Totten property. Other mineralized locations are known along the Worthington Offset between the Victoria property and the Totten Mine. Two of these, the adjacent McIntyre deposit and the AER/Kidd Copper property, located 3 km further southwest from the Victoria property, were the objects of small mining operations.

Within the property, both the footwall contact of the SIC and the Worthington Offset Dyke dip steeply about the vertical. Both intrude sheared and metamorphosed mafic volcanic and sedimentary rocks of the Stobie Formation. Zones of Sudbury Breccia occur throughout the property as discontinuous lenses. Late quartz diabase and olivine diabase dykes cross-cut all lithologies. Two dominant structural shear directions, one set trending northwest-southeast and the other trending northeast-southwest, have been defined and these control the distribution of mineralization on the property.

The Cu-Ni-PGM sulphide mineralization at the Victoria property is characterized by a complex assemblage of irregular lenses of chalcopyrite, pentlandite and pyrrhotite. The lenses dip and plunge steeply and are typically pipe-like (Figure 3). The complex structural features of the property have caused remobilization of the sulphides and control the lateral extent and dimensions of the mineralization.

8.4.3    Targets

Numerous zones of Cu-Ni-PGM mineralization are present on the Victoria property (Figures 20 & 21) and four of these, the No. 4 Zone; West Zone; No. 1 West and No. 2 West Zones, have been mined. In addition to the above, there are several other known mineralized zones on the property which have not been the focus of historical production. These include the Far West Zone, the East Zone, the Dyke Zone, and the newly discovered Powerline Zone. The main focus of the FNX exploration program has been the shallow, previously unmined portions of the No. 1 and No. 2 West Zone, the Far West zone, and the down-plunge potential of the No. 4 zone. In addition, limited exploration has been completed on the numerous quartz diorite offset dykes bodies on the property, resulting in the discovery of the Powerline Zone in late 2002.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

              [GRAPHIC OMITTED - Victoria Property: Geology Plan]

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

8.4.3.1  No. 4 Zone

The No. 4 Zone lies 820 ft east of the Victoria shaft and contains Cu-Ni-PGM bearing sulphides hosted by diorite, quartz diorite, metagabbro and metasedimentary rocks. The zone lies along a southeast striking trend of discontinuous quartz diorite and Sudbury Breccia, which is host to both the West and No.4 zones. The No. 4 zone was mined above 750 ft Level. The possible down dip extension of the No.4 Zone represents an area of 400 by 2200 ft

During the 2003 season four holes were drilled east of the No. 4 Zone to follow-up mineralization in an historic hole and an associated off-hole UTEM anomaly outlined by FNX in 2002. Three of these holes intersected variable widths of stringer to semi-massive mineralization grading up to 0.5% Cu, 1.2 % Ni, 2.4 g/t TPM over 4. 9ft. This drilling, while identifying a thin, continuous zone of mineralization along the edge of the Quartz Diorite and confirming the geological model, failed to intersect mineralization of economic significance.

8.4.3.2  West Zone

The West Zone was the focus of previous production at Victoria and was mined to a depth of 3,000 ft Cu-Ni-PGM sulphide mineralization occurs as structurally controlled massive to inclusion-rich massive sulphide adjacent to the SIC contact and graded assays for representative historic holes drilled below the mined-out area are as follows:

      o     2.6% Cu, 1.0% Ni, 3.6 g/t TPM over 5.2 ft in drillhole 470920

      o     1.1% Cu, 0.5% Ni, 1.9 g/t TPM over 18.0 ft in drillhole 470930

      o     2.1% Cu, 1.3% Ni, 4.6 g/t TPM over 21.4 ft in drillhole 501340

These holes (Figures 21 & 22) confirm that the mineralization extends at least a further 700 ft below the 3000 Level. The intersection in DDH 501340 is located some 250 ft below 3000 Level, while the downward continuation of the mineralized envelope to at least 3700 L was confirmed by drillhole 470980. These holes are widely spaced and more detailed drilling is required to further explore this zone.

Though no exploration or diamond drilling was carried out during 2003, surface exploration drilling and borehole UTEM-4 is recommended to test the down-plunge extension of the West Zone.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

          [GRAPHIC OMITTED - Victoria Property: Longitudinal Section
                         (Looking North) Target Areas]

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

   [GRAPHIC OMITTED - Victoria Property: Longitudinal Section (Looking North)
                             West Zone Below 3000 L]

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

8.4.3.3     No. 1 West Zone

The No. 1 West Zone, (Figure 21), is located 330 ft west of the Victoria shaft and consists of a structurally controlled, steeply plunging, zone of Cu-Ni sulphides. The zone has been traced from surface to approximately the 2000 Level where it is still open to depth. The zone may be best divided into shallow and deep sections. Both sections have been explored primarily by diamond drilling from both surface and underground with a drift on the 1350 Level serving as a drilling platform for the deeper section

8.4.3.3.1   No. 1 West Zone - Shallow

During 2002 FNX completed 20 diamond drillholes, totalling 6,087 ft within the shallow part of the No. 1 West Zone. The drilling was completed on approximately 50 ft centers and the assay results (presented previously) are consistent with historical Inco drilling and have defined the mineralization over a 350 ft strike length and down to the -200 ft vertical level, including a thicker core with 100 -150 ft strike length. Intersections from the core of the zone include: 0.6% Cu, 0.8% Ni, 2.7 g/t TPM over 90.7 ft (including 0.8% Cu, 1.9% Ni, 9.6 g/t TPM over 17.4 ft) and 0.8% Cu, 0.7% Ni, 1.9g/t TPM over
68.0 ft .

No drilling was completed on the Shallow portion of the No.1 West zone during 2003. Future work will include re-evaluation of the data compiled to date and, if warranted, resource evaluation and or more drilling on the zone.

8.4.3.3.2   No. 1 West Zone - Deep

The results from historic drilling the deeper part of this zone indicated significant mineralization over substantial intersection: These previously reported intersections include1.56% Cu, 2.55% Ni, 5.1 g/t TPM over 20.4 ft. and 0.89% Cu, 0.19% Ni, 0.21 oz/t TPM over 11.4 ft. These intersections support the presence of a mineralized envelope within which local higher values are present and it should be noted that drillhole 615550 is open down dip. Though FNX has not tested this zone it warrants additional exploration drilling, as it appears to be open down dip and down plunge towards the 3000 ft Level.

Analogies with other deposits along the Worthington Offset suggest that significant PGM mineralization could occur at increased depth in this geological environment.

8.4.3.4           No.2 West Zone

The No.2 West Zone, (Figures 20 & 23), is adjacent to and some 400 ft west of the No.1 West Zone. The Zone is similar to the No. 1 West in that historically, a shallow, near-surface, zone has been outlined by drilling. The zone is hosted in sublayer norite hosted with a Ni-Cu-PGE zone at the base of the SIC. It consists of narrow, steeply dipping lenses, of high grade mineralization contained within a wider interval of low grade mineralization in the sublayer norite. Three styles of mineralization are recognized, including a broad sheet of stringer to locally massive sulphide at the base of the sublayer unit, blebby sulphides within the sublayer norite and stringer sulphides concentrated along shear zones within the sublayer. A narrow zone of high grade, massive Cu-Ni-TPM mineralization exists within the broad envelope of mineralization at the base of the sublayer. This high grade core was partially mined by Inco from the 1350 Level.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


Exploration by FNX in 2002 outlined the stringer to semi-massive sulphides at the base of the SIC over a 900 ft strike length and also defined the high grade massive core from surface down to the 800 ft vertical level, to within 400 ft of the previously mined portion. This zone returned intersections grading up to 3.12% Cu, 2. 03 % Ni, 4.11 g/t TPM over 44.4 ft

Work on the No. 2 West Zone in 2003 focused on geological interpretation and modeling to facilitate resource estimation. A detailed surface structural mapping program was integrated with the drillhole data to help with geological modeling and interpretation. In addition, two holes were drilled to test the eastern extension of the high grade shear hosted mineralization within the sublayer. These holes were targeted 100 ft east of the known mineralization, at the 400 ft and 600 ft vertical level. Both holes intersected significant mineralization grading up to 0.4% Cu, 1.0 % Ni, 1.7 g/t TPM over 29.5 ft, including 0.5% Cu, 1.5 % Ni, 3.5 g/t TPM over 7.8 ft.

Historic drilling has tested the No. 2 West Zone to below the 3000 Level and two holes demonstrate the potential of this deep part of the zone as follows:
2.03% Cu, 0.35% Ni, 1.6 g/t TPM over 34.6 ft at the 1900 Level and 1.11% Cu, 0.66% Ni, 3.6 g/t TPM over 162.7 ft immediately below the 3000 Level. FNX has not completed any exploration on the deep portions of the No. 2 West zone to date.

For 2004 the Victoria Property exploration program will focus on further delineation and infill drilling of the No. 2 West Deposit. For these purposes 4,800 ft of surface diamond drilling is allocated to facilitate a pre-feasibility study.

Historic drilling has tested the No. 2 West Zone to below the 3000 L (Figure
21) and two holes demonstrate the potential of this deep part of the zone with 2.03% Cu, 0.35% Ni, 1.6 g/t TPM over 34.6 ft at the 1900 Level and 1.11% Cu, 0.66% Ni, 3.6 g/t TPM over 162.7 ft immediately below the 3000 Level.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

             [GRAPHIC OMITTED - Victoria Property: No. 2 West Zone
                      Longitudinal Section (Looking North)]

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

8.4.3.5     Far West Zone

Historical drilling by Inco on the Far West Zone identified significant widths of low grade Cu-Ni mineralization within sublayer rocks at the contact of the Sudbury Igneous Complex. As part of the 2002 FNX exploration program, four holes were drilled on the down-plunge trend of the historical drilling to explore for a higher grade core within the low grade sulphide zone. No high-grade or massive sulphide zones of economic significance were indicated from the FNX drilling (results previously reported). . Borehole UTEM surveys were completed and the responses indicate a broad zone of weak conductivity. No work was completed on the Far West Zone during the 2003 exploration season.

8.4.3.6     Powerline Deposit

The Powerline Deposit is a new discovery made by FNX Mining in 2002. The zone is located approximately 1,100 ft south of the No. 4 Zone at the western termination of an east-west striking quartz diorite body (Figures 20 & 24). The mineralization is associated with a narrowing of the host quartz diorite Offset Dyke where the wallrocks of the dyke comprise zones of intensely sheared Sudbury Breccia. Near surface drilling by FNX in 2002 intersected similar lower grade, stringer sulphide mineralization above the 100 ft level. Deeper drilling on the zone (>100 ft) resulted in the discovery of high-grade, massive to semi-massive sulphide mineralization extending to depth. . The high grade core of the zone returned assays (previously reported) up to 6.7 % Cu, 1.3% Ni, 13.3 g/t TPM over 42.3 ft and including 7.7% Cu, 1.5% Ni, 15.5 g/t TPM over 35.8ft

The 2003 drilling focused on defining the limits of the Powerline Deposit and to locate a possible extension below the 600 ft vertical level, where mineralization was truncated by a fault. Drilling during the year also tested for a possible western strike extension of the Powerline Deposit. This drilling encountered a second, though smaller, massive sulphide lens grading up to 4.9% Cu, 1.9% Ni and 15.2 g/t TPM over 6.3 ft Drilling down-plunge and further to the west of the Powerline Deposit encountered no significant mineralization.

In total, since April 1, 2003, to March 23, 2004 an additional 6,099 ft were drilled around the Powerline in 13 holes (Table 18 & Figure 24). Future work on the Powerline deposit will include detailed 3-D modeling and resource estimation.

Future work on the Powerline Deposit will include exploration for the possible fault displaced extension of the zone as well as detailed 3-D modeling and resource estimation.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

Table 18:   Victoria Property - Powerline Deposit: Graded Assays - 2003
             ------------ ------------------------- --------------- ------------------------------
              Borehole               Ft                   %                      g/t
             ------------ ------------------------- --------------- ------------------------------
                          From    To       Length     Cu      Ni     Pt      Pd      Au     TPM
             ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
               FNX1135    191.9    194.4     2.5     0.69    1.72   0.20    2.43    0.03    2.66
             ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
                 and      384.2    387.5     3.3     2.64    0.84   0.64    1.73    4.03    6.40
             ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
               FNX1136    232.8    233.7     0.9     1.34    0.32   0.72    0.86    0.12    1.70
             ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
               FNX1137    289.3    290.6     1.4     6.22    0.47   0.27    1.38    0.18    1.83
             ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
               FNX1138     63.9    64.9      1.0     1.32    0.60   0.43    0.65    0.11    1.19
             ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
               FNX1140     15.8    19.2      3.4     0.75    0.51   0.11    1.06    0.05    1.22
             ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
               FNX1141     14.9    16.3      1.4     1.17    0.54   0.08    1.15    0.31    1.54
             ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
               FNX1142    411.5    412.4     0.9     0.92    0.44   0.02    5.10    0.19    5.31
             ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
                 and      416.1    417.4     1.3     2.88    0.24   0.10    0.63    0.03    0.76
             ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
               FNX1147    43.50    44.90    1.40     0.21    2.15   0.78    1.54    0.12    2.44
             ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
                 and      48.70    49.70    1.00     0.68    0.57   0.16    1.43    0.05    1.64
             ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
               FNX1148    49.00    55.30    6.30     4.90    1.85   2.64   12.36    0.21   15.21
             ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
               FNX1150    153.50  154.30    0.80     0.40    1.44   0.90    4.64    0.07    5.61
             ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
               FNX1151    122.20  124.00    1.80     1.50    1.31   1.26    3.40    0.11    4.77
             ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
               FNX1152    57.60    62.90    5.30     0.76    2.28   0.29    3.77    0.04    4.10
             ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------
               FNX1153    124.10  130.60    6.50     0.43    1.93   0.57    3.31    0.17    4.04
             ------------ ------- -------- -------- ------- ------- ------ ------- ------- -------


8.4.3.7         Offset Dyke Targets

In the second half of 2003 drilling focused on quartz diorite bodies located in the southern and eastern portions of the Victoria Property. A downhole Pulse EM survey using historic drill holes helped to direct the exploration efforts. Using the EM responses and historic intersections, the Sudbury Joint Venture completed nine drill holes totaling 12,599 ft targeting the quartz diorite areas. While several of the holes intersected anomalous mineralization, no intervals of economic significance were identified.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

     [GRAPHIC OMITTED - Victoria Property: Powerline Deposit Longitudinal
                         Section (Looking South West)]

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

Recommended Work Program and Budget

As noted above the Victoria property is in-board from the Totten deposit which is also on the Worthington Offset dyke. A new deposit with published resources in excess of 10 million tonnes and grading approximately 2.0% Cu; 1.5% Ni and
4.8 g/t PGM has been announced by Inco. It is anticipated that the announced resources will be increased significantly. The important point of this analogy is that this new deposit has been found below and adjacent to an older deposit which was mined during the 1960s.

Much of the FNX exploration program in 2003 program focused on the under-explored Quartz Diorite bodies on the Victoria property. Evaluation of the new data acquired from the drilling, along with historical data will enable more complete 3-D re-modeling of the structurally complex Quartz Diorite bodies and develop a better understanding of their relationship with other geological units and structures on the Victoria Property. These new data should assist in defining irregularities (which commonly focus sulphide mineralization) within the offsets, and possibly generate new exploration targets on the property.

The No. 2 West Deposit mineralization is open in several directions. Computer block modeling and resource evaluation will be completed on the deposit to help define its economic potential and whether or not further drilling is necessary at this stage. The Powerline deposit and it's newly drilled western extension should be modeled and a resource estimation completed.

A budget of $133,000 (4,800ft drilling) has been approved for the 2004 Victoria exploration program

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

8.5      KIRKWOOD PROPERTY

8.5.1    Location, History, Infrastructure & Environment

The Kirkwood property, comprising 473.0 acres in three patented mining parcels, is located in Garson Twp., some 11 km northeast of Sudbury, (Figures 1 & 25). The property is easily accessible by road and a rail line passes approximately 1.0 km south of the project area.

Copper and nickel sulphide mineralization was discovered in 1892 and the property was purchased by the Mond Nickel Company. During the period 1914-1916, three shallow shafts (38 m; 61 m; & 18 m) were excavated and production totalled 71,600 tons grading 1.53% Cu and 2.81% Ni. The mine was closed and flooded in 1916. The property was acquired by Inco following the acquisition of Mond Nickel and exploration drilling was carried out during the period 1947-1964.

In 1969 a new vertical, three-compartment shaft was excavated to a depth of 650 m. A total of 2,488,000 tons of ore averaging 0.99% Cu and 0.87% Ni was produced from the Main and East orebodies between 1969 and 1976. A total of 134,000 tons of ore grading 0.96% Cu and 0.53% Ni was produced from a small open pit from 1970-1972. The total historical production from the Kirkwood property was 2,695,000 tons grading 1.00% Cu and 0.90% Ni.

Exploration drifts were driven on the 1,000 and 2,000 ft levels and underground drilling was carried out to the east and west of the shaft. This program outlined extensive contact mineralization in the West Zone and contact mineralization in the 3800 Zone to the east. In addition, mineralization associated with a quartz diorite dyke was also outlined to the east of the shaft. There has been limited surface exploration drilling and mapping completed at Kirkwood since the mine closure and flooding in 1977.

Infrastructure at Kirkwood consists of a three-compartment vertical shaft measuring 9 ft by 18 ft, excavated to a depth of 2100 ft Level development occurs on the 100, 200, 300, 400, 600, 800, 1,000, 1,200, 1,600 and 2,000 ft
levels. The underground workings are flooded and the shaft has been capped. There are open pits and a head frame with associated auxiliary buildings as well as mine water settling ponds on the site. Hydroelectric power is currently available to the project site.

An environmental site characterization was completed by a third party consultant in the first quarter 2004. This study defined existing mining disturbances at the property, delineated watershed boundaries and established an upstream and a downstream monitoring station in the on-site creek. These monitoring programs will maintain compliance with regulatory requirements and will also establish an environmental baseline so as to distinguish between existing and incremental liabilities resulting from Joint Venture activities.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


              [GRAPHIC OMITTED - Kirkwood Property Garson Township]

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

8.5.2    Property Geology & Mineralization

The Kirkwood property is located towards the southeast end of the Sudbury Basin at the contact between the SIC and the Elsie Mountain metavolcanics (Figures 1). The contact strikes east-west and dips steeply to the south. The footwall norite is medium-grained and generally sheared at and adjacent to the contact. The hangingwall consists of a series of metamorphosed sediments and volcanics with minor schist zones.

An east-trending quartz diorite dyke occurs south of the norite contact within a zone of Sudbury breccia, which parallels the norite contact.

8.5.3    Targets

Cu-Ni-PGM sulphide mineralization at Kirkwood has been defined in six distinct zones. These are the Main, East, West, Lower East, Quartz Diorite and 3800 zones. Four of these zones are shown in Figure 30. The higher-grade Main and East orebodies were mined during the period 1969 to 1976, leaving unrecoverable remnant pillars of mineralization. The West, Lower East and 3800 zones contain low-grade Cu-Ni-PGM mineralization, which has not been mined. Additional evaluation of these zones is warranted to determine if there is potential for mineable zones of higher-grade material with possible PGM enrichment.

8.5.3.1  West Zone

The West Zone, lying to the west of the shaft and down dip from the East Zone (Figure 26), consists of a large mass of disseminated sulphides with minor massive sulphide bands within norite adjacent to the contact with the volcanics and sediments. The Zone extends 2000 ft west of the main shaft, dips steeply south and has an average thickness of 30 ft Cu-Ni-PGM mineralization has been defined from surface to a depth of 4,300 ft Below this level the zone is unexplored. Two areas of elevated PGM values (>1.5 g/ton) have been defined within the larger West Zone mineral envelope.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

          [GRAPHIC OMITTED - Kirkwood Property: Longitudinal Section
                         (Looking North Target Areas)]

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

8.5.3.2   Lower East/3800 Zones

The Lower East and 3800 Zones (Figure 26) can be combined, as one is probably a continuation of the other. They occur within a broader zone of elevated PGM mineralization (>1.5 g/t) that plunges to the east at 55(degree). Both zones have been partially defined by underground drillholes.

The Lower East Zone lies between the 2000 and 3000 Levels and up-plunge from the 3800 Zone. It consists of disseminated sulphides within norite adjacent to the contact with the volcanics and sediments. It dips steeply south, has a strike length of 500 ft and an average thickness of 50 ft

The 3800 Zone of Cu-Ni-PGM mineralization (Figure 261`) is situated on the 3800 Level and centred on section 38200 E. It consists of a vertical zone of disseminated and inclusion massive Cu-Ni sulphide along the contact between the SIC and metamorphosed volcanic and sedimentary rocks. The 3800 Zone has a 330 ft strike length, a dip length of 660 ft, and a true thickness of 10-50 ft Six historic drillholes (previously reported) yielded seven intersections, five of which are greater than 10 ft, ranging from 2.9 to 81.2 ft Intersections include 2.31% Cu, 1.28% Ni, 2.7 g/t TPM over 29.0 ft

8.5.4    Recommended Work Program and Budget

FNX has carried out an airborne geophysical survey over the property but no substantial ground work has been done. Data compilation has been initiated on this property which, though having potential, is ranked lower than the other properties described. No field work, apart from the environmental site characterization, and airborne survey has been carried out. The main target remains the Lower East and 3800 Zones and the intervening area together with the depth potential in the untested area below the 4000 Level.

The 2004 program, comprising the continuation of data compilation and limited ground follow-up, is budgeted at $112,000.


8.6    NORTH RANGE FOOTWALL EXPLORATION

As previously noted, all of the major Inco and Falconbridge past and current producing mines of the North Range (Strathcona, Coleman, Levack, McCreedy East, Onaping, McCreedy West, Hardy) occur within an extensively mineralized
8.5 km-long portion of the SIC. Obviously this is an important exploration target and some 50% of this prolific area is included in the Sudbury Project Properties subject to this agreement. Of particular interest is the extent of high-grade Footwall Cu-Ni-PGM deposits on the east side of the Fecunis Fault compared with that on the west (FNX) side. There is no compelling reason why such deposits should not occur on the FNX ground and the Footwall exploration program is designed to test this hypothesis.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


The McCreedy West Mine and Levack Mine properties cover some 4 km of this strike and limited exploration to date in the footwall rocks to the north of the mines has demonstrated potential for this belt.

Within the McCreedy West property, previous wide-spaced drilling has indicated favourable zones of Sudbury Breccia with trace Cu-Ni-PGM sulphide mineralization. On the adjacent Levack property, the brecciated footwall rocks have been tested by a small drilling program and surface mapping has identified large zones of favourable footwall Sudbury Breccia.

The aim of the Footwall Project drill program is to test the footwall rocks along the entire strike length of the contact, up to 1 km into the footwall. In addition to testing the geology, these holes will serve as platforms for in-hole UTEM surveys to locate off-hole anomalies.

In the period April 1, 2003 to 23 March 2004, 13 footwall holes, varying in length from 459 to 4065 feet, were completed on the Levack and McCreedy West properties for a total of 18,928 feet. Downhole UTEM geophysical surveys completed on one of these holes did not identify any significant anomalies that could be attributed to sulphides. UTEM surveys on three other holes are pending.

Local mapping of the footwall environment during the summer of 2003 has provided the basis for the initial holes of the 2004 footwall drilling program. These holes, located 500 ft behind the Main Orebody, were designed to follow-up anomalous Pt and Pd values associated with Cu veining in recrystallized Sudbury Breccia. One of these holes (FNX6019) intersected 0.8% Cu, 2.0% Ni, 1.74 g/t TPM over 12.45 ft, at a depth of 100 ft below surface.

The focus of the 2004 footwall program will be to complete drill holes that take advantage of the extensive geological mapping and interpretation that formed a large part of the 2003 program. This will include drilling from both underground and surface platforms into areas of Sudbury Breccia that are deemed to have the correct characteristics for potentially hosting Cu-Ni-PGE deposits. To complete this program, the North Range Footwall Project has been budgeted 25,000 feet of drilling in 2004 at a cost of $0.97 million...

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

        [GRAPHIC OMITTED - North Range Footwall: Project Levack Embayment
                              Longitudinal Section]

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

9.    CONCLUSIONS & RECOMMENDATIONS

FNX Mining Company Inc. has exercised their option to acquire five highly regarded mineral properties (all former producers) in the Sudbury Mining Camp. FNX (75%), together with their joint venture partner (25%), now own 100% interest in the mineral rights on the properties.

The potential of these properties is illustrated by the fact that the Joint Venture commenced ore production at the McCreedy West mine in May 2003, only 14 months after commencement of the exploration program.

Commercial ore production was declared at McCreedy West from November 2003, and the mine is now ramping up the production rate to the planned 1000 tpd by mid 2004.

The infrastructure available in the Sudbury Area (mills, smelters and refineries) together with the mining culture and ready availability of all services required by an exploration and mining company enhances the value of these acquisitions and supports more efficient and cost effective mine development.

The high value of Sudbury ores together with the variety of metals is more beneficial than reliance on one or two metals. The precious metal content of the Sudbury ores is also attractive.

FNX has added significantly to the very large historic database made available by Inco Limited and emphasis is increasingly being placed on these new data.

In the 23 months since field operations began the Company has completed 570,732 ft of diamond drilling in 458 holes from surface and a further 118,165 ft in 252 holes from underground locations. Approximately 49,500 samples have been sent for assay.

During the year reserves were established at the McCreedy West Mine and these were audited and confirmed by independent consultants Roscoe Postle Associates
(RPA). Additional resources, also confirmed by RPA, were established at McCreedy West.

Review of the Inco mineral inventory at Levack led to the establishment of a most significant mineral resource for that former producer. Yet again, these in-house estimates made to NI 43-101 standards, were audited and confirmed by RPA.

RPA also confirmed that FNX practices and procedures meet or exceed industry standards as required by NI 43-101.

At present seven surface drill rigs and five underground rigs are in operation focusing on in-fill and exploration drilling at McCreedy West; definition and exploration at Levack; and detailing the Norman 2000 with a view to making a decision to initiate an underground advanced exploration program on the North and 2000 Deposits.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

As activities progressed to feasibility and mining stages much more activity has taken place on the environmental aspects of the program. All baseline (characterization) studies have been completed on all properties and additional information compiled and filed in support of closure plan amendments at McCreedy West and Levack.

Currently, 35 persons comprise the FNX exploration staff in Sudbury, with 25 of these being geoscientists. Two exploration offices are maintained, one in Sudbury and the other in Levack.

Ore shipments from McCreedy West to the Inco mill commenced in May 2003 and, following an interruption during the summer, were reinstituted on a continuous basis in September. From the inception of mining in May 2003 some 140,000 tons of ore have been shipped to the mill to date.

Mine development, stope preparation and mining have all accelerated at McCreedy West and currently some 110 persons are employed at the mine.

A review of the properties leads to the following conclusions & recommendations:

McCreedy West

         o The property is located within the western part of the 8.5 km-long North Range mineralized belt which has hosted 16 current and past producers.

         o Contact and Footwall deposits have been mined at McCreedy West (16 million tons) and the differing mineralogy offers the ability for selective mining as metal prices vary.

         o FNX and its Sudbury Joint Venture partner began mining in May 2003 and have shipped 140,000 tons of ore, primarily Ni-rich contact ore, to the Inco Clarabelle mill.

         o        FNX declared commercial production from November, 2003.

         o Exploration continues at McCreedy West with 71 surface holes (115,316 ft) and 252 underground holes (118,165 ft) having been completed on the property since inception of the FNX program.

         o The availability of additional more advantageously positioned drill platforms resulting from rehabilitated and new mine openings has led to more emphasis on underground drilling.

         o The previously reported independently audited resource estimate of 1.74 million tons in the measured and indicated categories were upgraded to 1.36 million tons in the probable reserves status. This will support Phase 1 Mining for 5 years.

         o In addition to these reserves, Mineral resources were boosted to 0.83 million tons in the indicated and inferred categories, by the addition of a further 0.5 million tons in the Inter Main deposit.

         o Drilling continued to develop the potential of the PM Deposit to the extent that an exploration ramp is being excavated across the deposit in as part of a feasibility to determine the economic viability of the deposit. Bulk samples will be taken for metallurgical purposes and will include samples of both sulphide-rich and low sulphide PGM-rich material.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

It is recommended that drilling to extend and delineate the known deposits be continued, that the exploration ramp into the PM Deposit be advanced as quickly as possible and that continued testing of new target areas be continued in order to augment the reserve/resource base thereby significantly extending the mine life.

Levack Property

         o Previous mining at this property, located immediately east of the McCreedy West Mine, produced in excess of 66 million tons of Cu-Ni-TPM ore from both Contact and Footwall - type deposits.

         o FNX has completed 40 surface drillholes (87,628 ft) and tested two main target areas- 1300 and 1900 Zones.

         o A review of the Inco mineral inventory for Levack combined with data from FNX drilling has resulted in a resource estimation of 4.6 million tons grading 2.1% Ni and 1.0% Cu in the measured and indicated categories. These estimates have been independently audited and verified by consultants Roscoe Postle Associates.

         o The 1600 Level from the adjacent McCreedy West mine to Levack has been rehabilitated for its entire length of 6,800 ft and drill stations established in the old Levack workings. Diamond drilling from these underground platforms has just started and is focused on upgrading the resources as part of a feasibility study to determine the viability of reopening the Levack Mine.

         o Other targets have been identified and these will continue to be tested by drilling from surface.

It is recommended that the planned drilling programs be pursued aggressively with a view to completing the Levack feasibility study later this year.

In addition to the budgeted expenditures, it is anticipated that positive results at Levack and/or McCreedy West PM deposit will necessitate the reconditioning of the Levack #2 shaft. This item will require an additional budget.

Norman Property

         o This property is located along the Whistle Offset dyke to the northeast of the former Whistle mine.

         o Drilling has identified three zones of Cu-Ni -TPM mineralization over a strike length of 2000 ft and from surface to a depth of 2000 ft together with initial testing of other targets.

         o 158 drillholes have been completed for a total of 220,757 ft in the three zones

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

         o Though no resource estimates have been undertaken on the North Deposit, additional drilling has assisted in our understanding of the controls to mineralization.

         o An additional 26 holes (75,279 ft) have been completed on the 2000 Deposit, centered around 2,000 ft below the Whistle Open Pit mine.

         o This drilling has outlined an area of significant Cu (Ni) -TPM grades within an envelope of lower grade mineralization.

         o        Drilling is continuing on the 2000 Deposit.

         o Limited drilling has extended the area of the Ni resource immediately below the Whistle Pit.

         o It is apparent that a feasibility study of the viability of the North and 2000 Deposits cannot be completed without an advanced underground exploration program to develop adequate information on the controls to, and distribution of, the mineralization. Upon completion of the in-fill drilling on the 2000 Deposit, a decision will be made whether to proceed with this underground program.

It is recommended that the planned exploration program as outlined proceed and that, following the completion of the drilling on the North and 2000 Deposits, a decision to proceed with an underground exploration program be made. Such a program would be budgeted in addition to the approved 2004 exploration budget.

Victoria

         o 167 holes have been completed by FNX for 101,079 ft of diamond drilling.

         o        Both Contact and Offset - type deposits have been confirmed.

         o The shallow drilling has confirmed the presence of significant shallow mineralization with open-pit potential in the #2 West Zone Contact Zone and has discovered a high grade massive sulphide core to the zone.

         o The Powerline Deposit, discovered during 2003, contains significant Cu, Ni and TPM values. Follow up drilling outlined a small tonnage deposit and also found a satellite deposit along strike to the west. These discoveries, drilled to shallow depths, demonstrate the potential of the offset environment on the Property and will require additional drilling.

         o Resource estimate studies are being undertaken on the #2 West deposit and will be carried out on the Powerline Deposit

         o The presence of significant TPM values will enhance the value of any ore produced.

It is recommended that the budgeted exploration program be completed in order to continue assessment of this Property.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

Kirkwood


         o Historic drilling has outlined a potential target at this former producer.

         o An airborne geophysical survey and preliminary data compilation have been completed.

         o An environmental site characterization, setting the environmental baseline before substantial site disturbance, has been completed by an independent consultant.

It is recommended that the limited exploration program, budgeted at $112,000 be undertaken.

North Range Footwall Exploration

This is essentially a grass roots exploration of the potential for near surface footwall-type Cu-Ni-TPM deposits in a 4.5 km section of the North Range mineralized belt.

         o Footwall mineralization has been mined in the McCreedy West and Levack mines down dip to the south make this project very attractive.

         o Surface occurrences of footwall-type mineralization are known for in excess of 1500 ft into the footwall on both properties

         o Footwall deposits are being mined at a distance of 3000 to 4000 ft into the footwall on adjacent properties.

         o Mapping, surface geophysical surveys and drilling have shown the presence of favourable mineralized Sudbury Breccia and narrow Cu - TPM veins with high grades have been intersected.

         o The program includes follow up of these veins in addition to testing new targets developed from continuing exploration. Drilling will be from both surface and underground platforms.

It is recommended that the 2004 exploration program, budgeted at $0.97 million, be completed.


Recommendations

It is recommended that FNX Mining Company Inc. proceed with the technical programs outlined for each of the properties and that the 2004 program, budgeted at $12.5 million, be executed.

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

10.   BUDGET

The work program as outlined above is budgeted at $12.5 million including administration and contingency allowances (Table 19).

The objectives of this program are;

         o to upgrade the resource estimates made for some of the targets to reserve status;

         o to complete resource estimates for those deposits which have been advanced during the 2002 exploration program

         o to investigate the potential viability of other known deposits

         o to continue to carry out all activities in an environmentally sound and safe manner

The work program recommended for the McCreedy West mine will use the underground workings for drill platforms thereby reducing drill costs significantly while permitting a much more rapid assessment to be undertaken.

As in 2002, all components of the overall program are flexible in that full expenditure of the budgeted amount for each property will depend on results and uncommitted funds may be re-allocated to aggressively pursue the most successful programs.

As at April 30th 2003, total expenditures, since inception, on the Sudbury Joint Venture, including underground exploration reconditioning and development amount to $21,100,000

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


                           SUDBURY JOINT VENTURE - FNX MINING EXPLORATION BUDGET - 2004
----------------------------------------------- ----------------------------- --------- -----------
TABLE 19:   EXPLORATION BUDGET
----------------- ----------------------------- ----------------------------- --------- -----------
    ACTIVITY             MCCREEDY WEST                     LEVACK              NORTH      NORMAN
                                                                               RANGE
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
                  SURFACE   UNALLOCATED U/G      SURFACE   UNALLOCATED U/G
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
DRILLING
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
        Surface   $143,520                       $680,000                     $642,500  $1,649,000
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
           U/G                        $2,086,800                    $472,000
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
PRE DEV DRLG                          $250,160
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
PERSONNEL                   $325,000  $337,500             $201,600            $95,000    $270,000
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
CAD/GIS                      $40,650                       $40,650             $13,550     $40,650
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
IT                           $38,200                       $26,400                         $14,700
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
RES/RES                     $125,000                       $125,000            $10,000    $100,000
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
QA/QC                        $51,600              $51,656                                  $51,600
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
SAFETY HEALTH                $25,000                       $20,000                          $7,200
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
ENVIRONMENTAL     $125,000                        $80,000                                 $180,000
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
GEOPHYSICS                   $46,500             $142,250                      $55,000    $180,000
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
STR. GEOLOGY                 $29,250                       $19,500                  $0     $29,250
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
PROP.MAINTEN.
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
PREFEASIBILITY                        $110,000                       $86,000              $140,000
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
VEHICLES           $30,000             $40,000    $30,000            $10,000   $10,900     $35,000
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
SUDBURY ADMIN               $124,125                       $124,125                       $124,125
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------

----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
SUB-TOTAL         $298,520  $805,325  $2,824,460 $983,906  $557,275 $568,000  $826,950  $2,821,525
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------

----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
7% INDIRECT        $20,896   $56,373  $197,712    $68,873  $39,009   $39,760   $57,887    $197,507
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------

----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
SUB-TOTAL         $319,416  $861,698  $3,022,172$1,052,779 $596,284 $607,760  $884,837  $3,019,032
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------

----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
CONTINGENCY        $31,942   $86,170  $302,217   $105,278  $59,628   $60,776   $88,484    $301,903
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------

----------------- --------- --------- --------- ---------- -------- --------- --------- -----------
SUB-TOTAL         $351,358  $947,868  $3,324,389$1,158,057 $655,913 $668,536  $973,320  $3,320,935
----------------- --------- --------- --------- ---------- -------- --------- --------- -----------

----------------- ----------------------------- ----------------------------- --------- -----------
TOTAL                      $4,623,615                    $2,482,506           $973,320  $3,320,935
----------------- ----------------------------- ----------------------------- --------- -----------

[Table continued]

                           SUDBURY JOINT VENTURE - FNX MINING EXPLORATION BUDGET - 2004
------------------------------------------------------------------------------------------
TABLE 19:   EXPLORATION BUDGET
-----------------  ----------- -------- ------------------------ --------- ---------------
    ACTIVITY        VICTORIA    KIRK           DRILLING           OTHER        TOTAL
                                WOOD
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
                                        HOLES      FT     $/FT                   $
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
DRILLING
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
         Surface     $132,480       $0      70   119,100  $27.5                $3,247,500
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
             U/G                           200   108,000  $23.7                 2,558,800
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
PRE DEV DRLG                                30    10,000  $23.7                   250,160
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
PERSONNEL             $83,600  $14,000                           $100,000       1,326,700
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
CAD/GIS               $27,100                                                     162,600
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
IT                    $14,700                                     $25,000          94,000
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
RES/RES               $40,000       $0                                            390,000
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
QA/QC                 $10,000                                                     164,856
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
SAFETY HEALTH          $2,900   $1,400                                             56,500
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
ENVIRONMENTAL         $92,900  $18,375                           $130,000         626,275
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
GEOPHYSICS                 $0       $0                                            423,750
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
STR. GEOLOGY           $4,875  $12,200                                             97,500
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
PROP.MAINTEN.                  $50,000                                             50,000
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
PREFEASIBILITY        $85,400                                    $130,000         551,400
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
VEHICLES              $11,000   $5,000                                            171,900
-----------------  ----------- -------- ------- --------- ------ --------- ---------------
SUDBURY ADMIN         $49,650  $24,825                                            446,850
-----------------  ----------- -------- ------- --------- ------ --------- ---------------

-----------------  ----------- -------- ------- --------- ------ --------- ---------------
SUB-TOTAL            $554,605  $125,800          227,100         $385,000      10,618,791
-----------------  ----------- -------- ------- --------- ------ --------- ---------------

-----------------  ----------- -------- ------- --------- ------ --------- ---------------
7% INDIRECT           $38,822   $8,806      $0                    $26,950        $743,315
-----------------  ----------- -------- ------- --------- ------ --------- ---------------

-----------------  ----------- -------- ------- --------- ------ --------- ---------------
SUB-TOTAL            $593,427  $134,606     $0   227,100         $411,950      11,362,106
-----------------  ----------- -------- ------- --------- ------ --------- ---------------

-----------------  ----------- -------- ------- --------- ------ --------- ---------------
CONTINGENCY           $59,343  $13,461      $0               $0   $41,195      $1,136,211
-----------------  ----------- -------- ------- --------- ------ --------- ---------------

-----------------  ----------- -------- ------- --------- ------ --------- ---------------
SUB-TOTAL            $652,770  $148,067     $0   227,100     $0  $453,145      12,498,317
-----------------  ----------- -------- ------- --------- ------ --------- ---------------

-----------------  ----------- -------- ------- --------- ------ --------- ---------------
TOTAL                $652,770  $148,067    300   237,100         $453,145      12,498,317
-----------------  ----------- -------- ------- --------- ------ --------- ---------------

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


11.   CERTIFICATE

                                  CERTIFICATE
             To Accompany the Technical Report dated March 23, 2004 Property Report, Sudbury, Ontario Cu-Ni-PGE Properties
            (Victoria, McCreedy West, Levack, Norman and Kirkwood)

I, Dr. James M. Patterson, BA (Hons. Geology), Ph.D., P. Geo., DIC., do hereby certify that:

1.   I reside at 2292 Carol Road, Oakville, Ontario, L6J 6B6.

2.   I am Vice President, Exploration of FNX Mining Company Inc.

3. I am a registered Practicing Member of the Association of Professional Geoscientists of Ontario (Registration No. 0419); Member of the Prospectors & Developers Association of Canada; Founding President Irish Association for Economic Geology and a former Member of the Society of Economic Geologists. I hold an Honours Geology Degree (BA Hons) from Trinity College, University of Dublin, Ireland; a Ph.D in Mining Geology from the Royal School of Mines, University of London, England and a Diploma of Imperial College, University of London, England. I have practised my profession as a geologist for over 40 years and have worked in Europe, SE Asia and North America. During my career I have worked with the private sector, government geological surveys, Canadian International Development Agency and have completed assignments for the UN. For the past 4 years I have been involved in exploration programs in the Sudbury Basin and am familiar with the geology and mineral deposits of that area.

4. I am a qualified person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

5. Since October 2001, I have been intimately associated with the Project and have been intimately involved with all aspects of the FNX Mining Company Inc. exploration program since its initiation in January 2002.

6. I have prepared the Technical Report in its entirety and have drawn on information supplied by Senior Project Personnel in the Corporation's Sudbury offices.

7. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report which is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8. I have read NI 43-101 and Form 43-101F1 and have prepared the Technical Report in compliance with NI 43-101 and Form 43-101F1 and in conformity with generally accepted Canadian mining industry practices.


     Dated as of the 23rd day of March, 2004

                                         /s/ James M. Patterson
                                        -------------------------------------
                                        Dr. James M. Patterson, P.Geo (0419)

                                                       FNX Mining Company Inc.
                                                                23 March, 2004

                                  REFERENCES
FNX Mining Company Inc.

     o   Confidential Records and Files from February 2002 to April, 2004

     o   Public News Releases

     o   SEDAR Filings

Inco Limited

     o   Confidential Corporation Files

Ontario Geological Survey

     o   The Geology and Ore Deposits of the Sudbury Structure,
                       Special Volume 1, 603 pages. 1984

Patterson,  James M.

     o Technical Report on Mineral Properties in the Sudbury Basin, Ontario, for FNX Mining Company Inc., An Update to 30 April, 2003 : 9 May, 2003

     o An Update to Technical Report on Mineral Properties in the Sudbury Basin, Ontario, for Fort Knox Gold Resources Inc. : 31 May, 2002

     o Technical Report on Mineral Properties in the Sudbury Basin, Ontario, for Fort Knox Gold Resources Inc. : 7 November, 2001

Roscoe Postle Associates Inc

     o Review of the Mineral Resources of the Levack Mine Property, Sudbury Area, Ontario; Prepared for FNX Mining Company Inc., 3 October, 2003 (Filed on SEDAR)

     o Review of the Mineral Resources & Mineral Reserves of the McCreedy West Mine Property, Sudbury Area, Ontario; Prepared for FNX Mining Company Inc., 22 August, 2003 (Filed on SEDAR)

     o Review of the Mineral Resources of the McCreedy West Mine Property, Sudbury Area, Ontario; Prepared for FNX Mining Company Inc., 5 March, 2003. ( Filed on SEDAR)

Spiteri Geological & Mining Consultants Inc. (SGM)

     o Fort Knox Project, Sudbury, Ontario. Independent Check Sampling & Assaying Program: July 27, 2001

     o Fort Knox Gold Resources Inc. Technical Review & Mineral Asset Valuation of Sudbury Area Properties, Sudbury Ontario; November 1, 2001

                                                       FNX Mining Company Inc.
                                                                23 March, 2004


         Appendix:  1

ABBREVIATIONS AND CONVERSIONS

    --------------- -------------- -------------------------- -----------------
    Abbreviation    Metal          Minerals                   Chemical
                                                              Formula
    --------------- -------------- -------------------------- -----------------
    Au              Gold                                      Au
    --------------- -------------- -------------------------- -----------------
    Co              Cobalt
    --------------- -------------- -------------------------- -----------------
    Cu              Copper         Chalcopyrite               CuFeS2
    --------------- -------------- -------------------------- -----------------
    Ni              Nickel         Pentlandite, Millerite     (FeNi)S;  NiS
    --------------- -------------- -------------------------- -----------------
    Pd              Palladium
    --------------- -------------- -------------------------- -----------------
    Pt              Platinum
    --------------- -------------- -------------------------- -----------------
                                   Pyrrhotite                 Fe1-XS
    --------------- -------------- -------------------------- -----------------
    Ag              Silver
    --------------- -------------- -------------------------- -----------------


Additional abbreviations are as follows: PGM - Platinum Group Metals
                                         TPM - Total Precious Metals = Pd + Pt + Au

It should be noted that Pt + Pd values are greater than Au, and that Au rarely contributes more than 20% of the TPM content.


The following table will assist in conversions from metric to imperial equivalents.

         ------------------------- --------------------------- ----------------
         To Convert From           To                          Multiply By
         ------------------------- --------------------------- ----------------
         Centimetres               Inches                      2.54
         ------------------------- --------------------------- ----------------
         Metres                    Ft                          3.218
         ------------------------- --------------------------- ----------------
         Kilometres                Miles                       0.621
         ------------------------- --------------------------- ----------------
         Hectares                  Acres                       2.471
         ------------------------- --------------------------- ----------------
         Tonnes                    Short tons                  1.102
         ------------------------- --------------------------- ----------------
         Grams                     Ounces (Troy)               0.032
         ------------------------- --------------------------- ----------------
         Grams per tonne           Ounces (Troy) per ton       0.029
         ------------------------- --------------------------- ----------------

The factor used to convert ounces (Troy) per short ton (oz/t) to grams per short ton (g/t) is 31.1048 grams.

BHID : Borehole Identification No

All intersection lengths referred to are lengths of drill core and should not be interpreted as being true widths.

                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            FNX MINING COMPANY INC.


Date:   May 14, 2004                        By:   /S/ JOHN ROSS
        ------------------                      ------------------------------
                                                Name:  John Ross
                                                Title: Chief Financial Officer